Eurotunnel
UK Terminal
Ashford Road
Folkestone
Kent CT18 8XX
United Kingdom

Tel: +44(0)1303 232222
Fax: +44(0)1303 850360

www. eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

19th April 2007

Dear Sirs,

Eurotunnel PLC ("EPLC")/Eurotunnel SA ("ESA") - File number : 82-3000/82-2999

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934, please find enclosed the following announcements which were issued by EPLC/ESA to the London and Paris Stock Exchanges:-

- Eurotunnel on Track – letters to shareholders June 2006 – Restructuring and EGM Special editions
- Presentation and Update by ARCO (03/07/2006)
- Eurotunnel shareholder pack for general meeting on 27 July 2007 (6/7/2006)
- Meeting with subordinated creditors (07/07/2006)
- Negotiations results (13/07/2006)
- Cancellation of the General Meetings of Shareholders of Eurotunnel Plc and Eurotunnel SA (13/07/2006)
- Results from Operations for the first half of 2006 (18/7/2006)
- Paris Commercial Court postpones decision (25/7/2006)
- End of dispute between Eurotunnel and the Railways regarding their contribution to the Channel Tunnel operating costs (27/7/2006)
- Eurotunnel obtains protection from Paris Commercial Court (2/8/2006)
- On 2nd August 2006, the Paris Commercial Court granted Eurotunnel's request to be placed under the protection of the Court pursuant to the new safeguard legislation (11/8/2006)
- Channel Tunnel Services suspended following an incident (21/8/2006)
- Channel Tunnel traffic resumes (2/8/2006)
- Eurotunnel on Track – letter to shareholders – September 2006
- Michael Schuller to become Eurotunnel Corporate Finance Director (14/9/2006)
- Further growth for Eurotunnel activity during the third quarter of 2006 (16/10/2006)
- The "Safeguard" restructuring proposals: simple, balance and realistic (26/10/2006)
- Eurotunnel sends Draft Safeguard Restructuring Plan Proposals to creditors, in accordance with the timing defined by the Paris Commercial Court (31/10/2006)
- Eurotunnel on Track – letter to shareholders – November 2006
- Eurotunnel and Nedexco sign contract for 300 000 Channel crossings between 2007 and 2011 (10/11/2006)
- Clarifying document sent to the Creditors by the Court-appointed Representatives (24/11/2006)
- World's leading banks compete to finance Eurotunnel restructuring plan (26/11/2006)
- Principal suppliers vote in favour of proposals (27/11/2006)
- Creditors vote in favour of Eurotunnel safeguard restructuring proposals (27/11/2006)

4/26

- Bondholders vote in favour of Eurotunnel safeguard restructuring proposals (14/12/2006)
- Eurotunnel Board approves financing for safeguard restructuring plan with enlarged consortium composed of Goldman Sachs/Deutsche Bank and Citigroup (18/12/2006)
- Eurotunnel on Track – letter to shareholders – December 2006
- Voting rights announcement (30/12/2006)
- Eurotunnel signs pay agreement with French workers (12/1/2007)
- Paris Commercial Court approves Eurotunnel Safeguard Plan (15/1/2007)
- Eurotunnel Traffic and Revenue in 2006 (17/1/2007)
- Eurotunnel on Track – letter to shareholders – January 2007
- First step toward implementing the Safeguard Plan (5/2/2007)
- Development for Europorte 2: Eurotunnel buys five Class 92 locomotives (15/2/2007)
- Second step of the Safeguard Plan: underwriting of available Tier 3 NRS (19/2/2007)
- Illegal immigrants: Decision in Eurotunnel's favour (26/2/2007)
- 2005 and 2006 results on a going concern basis (7/3/2007)
- Board change – resignation of Hervé Huas (7/3/2007)
- Colette Neuville has been co-opted director of Eurotunnel SA (9/3/2007)
- New step in Safeguard Plan: Exchange tender offer document files with the AMF (23/3/2007)
- Calling of Eurotunnel AGM postponed (28/3/2007)
- Eurotunnel on Track – letter to shareholders – March 2007

Please note that documents relating to the current exchange tender offer launched by Groupe Eurotunnel SA (GETSA) for the Eurotunnel Units (comprising one share in Eurotunnel PLC and one share in Eurotunnel SA) have not been included herein as all documents and information relating to this offer have been filed with the SEC through EDGAR.

Yours faithfully,

pp.

Mrs. S P Garnham
UK Company Secretary
For and on behalf of Eurotunnel

Enc.

Shareholder letter



Restructuring Special Edition

Dear Shareholder

After 10 months of tough negotiation, followed step by step by your Board, Eurotunnel has just signed (on 23 May) a preliminary restructuring agreement with the ad hoc committee of cofinanciers, in perfect alignment with the Memorandum of Understanding concluded in January.

It was strengthened on 30 May by a complete financing agreement signed with Goldman Sachs, Barclay's and Macquarie European Infrastructure Fund. Discussions are continuing with the other creditors, amongst others the holders of the most subordinated debt.

For shareholders, the agreement can be summarised thus:

- A debt write off of almost £3.3bn, equal to 54% of the total debt.
- The issue of listed "Hybrid" notes or quasi equity, for an amount of £1bn, accompanied by the arrival of investors with a long term perspective.
- No dilution for 3 years.
- A controlled dilution after five years, due to the exercise of free warrants, the possibility of refinancing the new debt under better conditions and the possibility of a buyback of the "Hybrid notes".
- Time to consolidate the recovery of the business set in motion at the end of last year, to allow the payment of dividends and new horizons for the share price.

If you accept this agreement at the Shareholder's Meeting, it will be put in place via (for technical reasons) the creation of a new holding structure "Groupe Eurotunnel" (1). This entity will launch an offer of exchange, at the rate of one old share for one new share and warrants. The new company will, like the current, offer travel privileges to shareholders and you will have double voting rights if you are a registered shareholder. I believe that it is also useful to take this opportunity to consolidate the shares to reduce the speculation which can surround "penny stocks".

An open and balanced agreement

The Board and I have sought an agreement which is fair to all parties. This sharing of effort should be appreciated for what each party might receive in the case of insolvency or substitution.

If we take the example of the most subordinated debt holders who, having refused to sign confidentiality agreements which would allow them to negotiate, have launched a campaign to oppose the agreement; it must be understood that this part of the debt comes below all of the others (but, nonetheless, above the shareholders): we would need to add another £1.4bn of debt (which would be unsustainable) before these most subordinated debt holders could be reimbursed. In the interests of obtaining a consensual agreement, we have put forwards constructive proposals which, of course, take account of the very low values at which this debt is traded.

Key milestones

Now that there is, at last, a credible option for saving the company on the table, these creditors have announced alternative plans (which no one has yet seen). This has happened late in the day, but these supposed alternatives will nonetheless be studied in detail, if they become reality.

I will however ensure that they do not lead to a 'false dawn' restructuring, which would need to be reworked again in 10 years. They must also take account of the serious time constraints that we face.

In February, the Commissaires aux Comptes (auditors in France) set in motion the Alert Procedure and are unable to certify the 2005 accounts on the basis of the "going concern" issue. This situation cannot last for long. We must therefore be attentive to any approach which seeks to delay or create confusion in the restructuring process because, at the end of the day, it is you the shareholders who will end up paying the consequences.

A truly lasting solution

For the first time in Eurotunnel's history, the creditors have agreed to a massive debt write off, 54%, equivalent to almost £3.3bn, thus reducing the debt to £2.9bn.

By linking the efforts made by the shareholders since the outset and the risks taken by the investors, the financing package offers a reasonable balance, the most equitable possible between, on the one hand a massive debt write off and on the other a partial and deferred dilution of equity, backed by a policy of dividend payments.

Once the plan is in place, Eurotunnel will have a sound financial structure, including a sustainable debt level and real prospects for the future.

Financial restructurings are often brutal, instantaneous and irreversible. Here, the originality of the agreement, which is actually less complicated than it appears, is that it gives the shareholders 5 years to reap the benefits of successful recovery.

This preliminary agreement is the result of a very long and difficult negotiation and opens up real opportunities. It is not "my plan"; it is Eurotunnel's and the Board's.

It will become "your plan" if you approve it at the Shareholder's Meeting.

The coming months will be absolutely decisive for Eurotunnel. They are, in simple terms, about saving your Group.

Together we can continue this new dynamism.

Jacques Gounon
Chairman and Chief Executive.

---

(1) *the provisional name is HoldCo (Holding Company)*

Eurotunnel on track

June 2006

Shareholder letter



EGM Special Edition

Dear shareholder,

The Extraordinary General Meeting on July 27 will address two important resolutions for the future of your Group:
- The alert procedure
- The financial restructuring

The alert procedure
This was initiated on 12 February by the Commissaires aux Comptes (French auditors). They considered that, given the uncertainties surrounding the nature of the business as a going concern, they could not certify the 2005 accounts. In simple terms, this is what I have been saying all along: unless there is a rapid agreement on a consensual financial restructuring, Eurotunnel is at risk of insolvency.

Under these conditions, your Board could not approve the 2005 accounts. This has had two serious consequences:
- The suspension of trading in London (and subsequently in Paris),
- The inability to use "Standstill", the debt repayment moratorium. The Board could find itself accused of the fraudulent pursuit of an activity threatened by insolvency. Given the gravity of the situation, the law provides that the Commissaires aux Comptes present their alert report to the shareholders in person, during a special general meeting: this will be the general meeting on July 27 which, due to this fact, cannot be further postponed.

The financial restructuring
In the last edition of On Track, I announced the signature of a preliminary financial restructuring agreement with the creditors represented by the Ad Hoc Committee and presented its key elements.

This agreement was structured by Eurotunnel and negotiated over a long period of time. Banks of the calibre of Goldman Sachs and Barclay's are prepared to finance the whole agreement. To complete the picture we needed to find long term investors to stabilise and add value to the Group. Once again Goldman Sachs (via their investment arm), this time accompanied by Macquarie European Infrastructure Fund. They will be joined by AXA (Private Equity) who have recently committed to investing in the plan. A British investor is also currently considering the plan. In association with our shareholders, they are anticipating recovery and looking at the future prospects that the company holds. They are convinced that this is a serious and realistic perspective, as laid down in Eurotunnel's Business Plan, prepared last year at the start of the negotiations.

The plan announced on May 23 has encountered opposition from some of the most subordinated debt holders, who felt that they would not receive enough. These creditors have, until now, refused to sign [illegible]

This obstacle has now been removed. As the Eurotunnel plan is preliminary, if improvements which are realistic and beneficial are suggested, I will not hesitate to remodel it. My only priority is to ensure that the Group recovers, and that it does so in the interests of all stakeholders.
In order that shareholders can keep themselves informed about the restructuring agreement, a specific section will shortly be available on the Eurotunnel web site. The Shareholder Information Centre is, as always ready to answer any questions you may have.

The moment of truth
I believe that I have respected my commitments: the operational recovery has been achieved and now all the elements are in place to save the Group once and for all.

It is now up to you to choose the future for Eurotunnel.

Some will tell you that insolvency is the miracle solution. I do not know what is driving them. I would simply remind you that all creditors, including the most subordinated, have priority over shareholders in such a case. That is the law. Given the wide distribution of capital, it is very unlikely that the Tribunal de Commerce would choose a continuation solution. It is more likely that the company would be taken over by an industrial group or groups. The existing shareholders would lose everything.

The Board is proposing a real financial restructuring, limiting dilution, with the possibility of refinancing in future and guaranteeing you the rewards of the recovery. The debt, the millstone around Eurotunnel's neck for the past 20 years, will be cut in half. Who would have believed that was possible, even a few short weeks ago?
This was achieved through a long and difficult negotiation and, in light of the Group's particular circumstances, it represents the very best that could be achieved.

You must vote!
It is vital for Eurotunnel that everyone takes part in the vote at the EGM on 27 July. I am very aware of the difficulty that the date presents for many people, but the deadlines facing us are inescapable. It is absolutely essential that you do everything you can to take part on the 27th, either in person, or by giving your proxy to the Chairman or a third party, or by postal vote.

At this crucial stage in the history of Eurotunnel, we need a strong signal from you as shareholders. The future of your Group will be decided through the vote of each of its shareholders.

Let make sure we save Eurotunnel.

Jacques Gounon
Chairman and Chief Executive

* *In the event of failure to reach a quorum, the EGM will take place on 10 August.*

Shareholder's Questions

When will Eurotunnel shares start trading again?

The market authorities decided to suspend trading: in the UK due to the non publication of the 2005 annual accounts; in France because rumours about the negotiations could have disturbed the market. Eurotunnel agreed with this decision.

At present, the Commissaires aux Comptes have not changed their opinion and therefore the 2005 Accounts cannot be approved. It is up to each market authority to consider the situation and the manner in which it must proceed, in order to decide whether or not to lift the suspension.

Why have you complicated the restructuring plan with "hybrid" notes? Will the £1 billion issued in hybrid note form be added to the group's new debt?

The inclusion of these notes in the negotiation was the only way to avoid a massive and instantaneous dilution of Eurotunnel equity.
The debt has been reduced by 54%. The "hybrids" cannot in any way become debt. They will either be bought-back by Eurotunnel over a five year period, or converted. It is for this reason that they are often referred to as "quasi-equity", as opposed to debt. Their conversion into shares is programmed by tranche starting between the third and fourth years.

These notes will be offered to some creditors in exchange for their debt. They will be listed in the markets and can therefore be purchased by any investor.

The Group can buy-back all or part of the notes, through a variety of means: refinancing the debt through renegotiation of interest rates, increasing capital, opening new lines of credit (up to £225 million already planned). Through this mechanism, the more notes bough-back, the less will be the dilution.

Will the share price evolution compensate for the level of dilution?

There will not be any dilution until the end of the third year and beyond that it will be spread and managed progressively until the end of the fifth year, to avoid impact on the share price.

We are not able to make any forecast in this field, but with a debt reduced to a level coherent with the Group's capacity to reimburse, and in light of the excellent operating results, the coming years provide development opportunity for Eurotunnel which will garner the fruits of the operational reorganisation started last year.
On paper the theoretical level of dilution falls between 0 and 87%. An average level appears to be reasonable.

Why will there be an offer of exchange?

The offer of exchange will allow Eurotunnel and its shareholders to get rid of the enormous constraints of the existing structure, without affecting the Concession. The legal entity which will be created to issue the new shares will have no financial link to the historic creditors. Eurotunnel will enter a new dynamic of independence and intends to make the most of the opportunities which will arise in both operational and financial terms.

Why is standstill no longer valid during an alert procedure?

Standstill is a specific provision in the Credit Agreements, the contract between Eurotunnel and its creditors. It is no longer applicable because the Commissaires aux Comptes have initiated an alert procedure as provided by the law (which takes precedence over the contract). Under this procedure, the Commissaires aux Comptes state that they cannot certify the 2005 annual accounts because they are not certain of the nature of the business as a going concern, and are therefore uncertain of its survival. Under such conditions, continuing to trade could be reprehensible.

The "free" warrants A simple explanation

As part of the proposed offer of exchange that will be put in place during the autumn, if shareholders vote in favour of the financial restructuring, participating shareholders will receive travel privileges, double voting rights (for registered shareholders) and free warrants.

Warrants are financial instruments created by companies during capital transactions. For the offer of exchange, Eurotunnel is proposing to distribute these warrants with each new share exchanged for an old Eurotunnel share. The exercise of the warrants will be linked to the improvement in operating results compared to the 2005 business plan, and will give the opportunity of obtaining a fixed number of shares. In Eurotunnel's case, shareholders will exercise their rights before the end of the third year as the measure is intended to have a significant effect in limiting the impact of dilution from the conversion of the hybrid notes.

The EGM on 27 July: How to take part

A shareholder pack, containing **the documents necessary for postal voting**[1] together with all information on participation will be sent to registered shareholders at the end of the first week in July. Shareholders who have not received their pack by mid July are invited to contact the **Shareholder Information Centre on 08457 697 397.**

Registered shareholders must send their documents to the company whose name appears on the proxy form in the shareholder pack.

[1] *NB In respect of UK law, blank proxies are not valid.*

Eurotunnel On Track is an information document with no legal status. Only the documents for the EGM will have such a status.

To contact Shareholder Information Centre

Shareholder Information Centre
PO Box 302, Folkestone, Kent CT19 4QZ
shareholderinfo@eurotunnel.com

www.eurotunnel.com
Tel: 08457 697 397

The financial restructuring plan, conceived by Eurotunnel, negotiated with the Ad Hoc Committee and financed by new investors, allows the alignment of the respective interests and assures a fair and balanced treatment for all stakeholders. This plan is, today, the best compromise possible and is a real opportunity for the Group.

Outlined below are the key elements of the financial restructuring plan:

1. A massive debt write off, 54%, equivalent to almost £3.3bn:
The negotiations led by Eurotunnel have reduced the debt to £2.9bn. This is the maximum sustainable by the business.

2. The creation of the new "Groupe Eurotunnel": The implementation of the plan will require, for technical reasons, the creation of a new legal entity, which will be at the centre of the restructuring. To this effect, the HoldCo FR (provisional name) will be created in France whilst a mirror subsidiary company, HoldCo UK, will be constituted in the UK. The concession is not affected as it is the two subsidiaries, Channel Tunnel Group Ltd and France Manche SA, which are the holders.

3. A financing commitment with the entry of new financiers and investors: Goldman Sachs, Barclays and Macquarie European Infrastructure Fund:
These new partners take a long term view and support a dividend payment policy. The agreement sets out the issue of Hybrid notes (see box). They can be bought back, totally or partially. In terms of Corporate Governance, four Directors out of 11 will be nominated by the Hybrid holders. This is an opportunity to install Anglo-Saxon directors.

4. Issue of a Public Offer of Exchange
The new entity "Groupe Eurotunnel" will launch an offer of exchange for the equity of Eurotunnel. This operation will allow shareholders to exchange their Units for:
- the same number of new shares
- an allocation of free warrants, which will aid accretion
- travel privileges
- a double vote for registered shareholders

Finally a consolidation of shares will take place, at a rate of 1:40

The level fixed for approval of the offer of exchange will be 60% of shares exchanged, subject to approval of the market authorities. This floor level should guarantee the mobilisation and adhesion of a large majority of shareholders.

5. The payment of dividends to shareholders:
The restructuring agreement includes the possibility of payment of dividends to shareholders if cash flow allows.

6. Dilution is deferred and managed:
There will be no dilution in the first three years: the financing structure envisages the possible conversion of hybrid notes into shares at the earliest at the beginning of the fourth year. The theoretical dilution level, which is between 0% and 87%, could be limited by the effect of two "accretion"(*) measures included in the plan: on the one hand, shareholders who take part in the offer of exchange will benefit, via the warrants, from the growth in value of the new entity; on the other hand, the hybrid notes can be bought back at any time, within certain conditions and without the holders being able to object. The more notes bought back, the less would be the dilution.

7. A solid base for a recovery that will bring growth:
Eurotunnel intends to continue to seek new financiers and investors in order to gain the optimum conditions for refinancing the remaining debt. The group, thanks to a sustainable debt level, a good grip on operations and Europorte 2, will at last be able to develop.

8. A plan which requires the approval of shareholders at the Shareholder's Meeting
A complete restructuring plan will be presented to shareholders at the next AGM. The shareholders will be sent all the information in the document which will be presented to them to issue the exchange offer.

** Accretion is the reverse of dilution.*

"Hybrid" notes - a simple explanation

- Quoted "Hybrid" notes to an amount of £1bn will be offered to certain creditors in exchange for their current debt.
- The notes are called "Hybrids" because they are convertible into shares at the end of a predetermined period. It is therefore incorrect to describe them as either cash or debt. A classic part of many restructurings, it is more usual to refer to them as "quasi-equity".
- The notes which are not bought back will automatically convert into equity by tranche at the end of the third year (50% of the notes) and then at the end of each following year (25% at the end of the fourth year and the remaining 25% at the end of the five year period) in order not to impact the share price.

Erratum

In the Annual Review 2005, there is an error on the Key Figures page. Instead of "55% **trading profit** as a percentage of revenue" it should read "55% **operating margin (before depreciation)** as a percentage of revenue"

(1) **This simplified presentation has no legal status. Only the shareholder circular and the prospectus for the offer of exchange would have that status.**

" News on line "
To receive Eurotunnel news updates, as well as subsequent letters to shareholders by email, register your email address at: www.eurotunnel.com/uk

To contact Shareholder Information Centre

Shareholder Information Centre
PO Box 302, Folkestone, Kent CT19 4QZ

shareholder.info@eurotunnel.com

www.eurotunnel.com

Tel: 08457 697 397
local rate number

NEWS

03 July 2006
Immediate release

Update

Following the presentation by ARCO, representing certain subordinated creditors, of an alternative project to the Goldman Sachs Plan, Eurotunnel would like to make the following observations:

The financial restructuring plan approved by the Joint Board of Eurotunnel and the majority creditors represented by the Ad Hoc Committee cannot be called the "Goldman Sachs / Maquarie plan", except through a desire to mislead shareholders. In reality the Eurotunnel Plan was presented to the Ad Hoc Committee for the first time on 13 July 2005; it was the object of a Memorandum of Understanding, signed on 31 January 2006, before being finalised by a binding agreement on 23 May 2006. This preliminary agreement was subsequently the object of a complete and complementary financing agreement, separate to the plan itself, and signed on 30 May 2006 with a consortium of financial institutions including, amongst others, Goldman Sachs and Maquarie.

This plan was established with the principal senior and junior creditors, the holders of the majority of the Group's debt and without whom no restructuring is possible. It is a binding plan*. It is a preliminary plan, which is to say that it can still be modified, once the minority creditors agree to negotiate with the Group's management.

* It should be noted that in the ARCO press pack, the alternative project presented today has no contractual value and does not constitute a binding commitment.

N° 983/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Regulatory Announcement

Go to market news section

Free annual report

Company	Eurotunnel PLC/Eurotunnel S.A.
TIDM	ETL
Headline	Shareholder documents
Released	07:00 06-Jul-06
Number	7600F

EUROTUNNEL P.L.C./EUROTUNNEL SA

Eurotunnel shareholder pack for general meetings on 27 July

Notice of Meetings, Forms of Proxy, Note of the key elements of the financial restructuring and Explanatory Note

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Document Disclosure Department
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7676 1000

These documents are also available on the Group's website.

- END -

For media enquiries contact John Keefe on + 44 (0) 1303 284491. Email: john.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

NEWS

7 July 2006

Immediate release

Meeting with subordinated creditors

Eurotunnel invited all of its subordinated creditors to a negotiation meeting in Paris at 11:00 on Friday 7 July.

Eurotunnel put new ideas to these creditors, present or represented, designed for their category of debt and compatible with the preliminary financial restructuring plan agreed between the Group and its principal creditors.

Eurotunnel, after having reminded them that the negotiation period comes to an end on 12 July, proposed that they should meet again on Tuesday 11 July.

N° 984/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

EURO TUNNEL

Eurotunnel –Press Release

13 July 2006

Following long and intense negotiations, Eurotunnel presented an ultimate proposal at 11 p.m. Paris time on 12 July 2006 to reach a compromise between the Preliminary Restructuring Agreement dated 23 May 2006 and the demands made to date by its subordinated creditors.

Although the vast majority of these demands were satisfied by the substantial efforts made jointly by Eurotunnel and the Ad Hoc Committee, the subordinated creditors, led by Deutsche Bank, rejected this final attempt to reach a negotiated agreement between all of Eurotunnel's creditors.

Eurotunnel is now forced to pursue legal proceedings to place itself under the protection of the Commercial Court of Paris pursuant to the French law "*procédure de sauvegarde*".

Mr Jacques Gounon declared: "I fail to understand how an institution such as Deutsche Bank has maintained its unreasonable demands without taking into account the consequences on the 2,300 employees and 800,000 shareholders of Eurotunnel."

N° 985/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

Eurotunnel –Press Release

13 July 2006

At its meeting in Paris today, the Joint Board of Eurotunnel decided unanimously to cancel the General Meetings of Shareholders of Eurotunnel Plc and Eurotunnel SA, planned for 27 July, and confirmed its intention to place the Group under the protection of the Paris commercial court (Tribunal de Commerce de Paris).

N° 986/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

18 July 2006
Immediate release

Results from Operations for the first half of 2006

Shuttle revenue continues to grow: +3% (to £152 million)
Operating costs reduced by 9% (to £116 million)
Operating margin significantly increased: +12% (to £161million)

The radical reorientation of commercial and operating policy undertaken in 2005 has had a very positive effect on Eurotunnel's operating results during the first six months of 2006.

Revenue has continued to progress (£277 million, +2% compared to the first half of 2005) supported by growth in Shuttle Services activity (+3%), the Group's core business. It should be noted that this increase in revenue is continuing, even though Eurotunnel benefited economically from the disruption to services at the port of Calais during the first half of 2005.

The growth is also notable at a time when Eurotunnel no longer pursues traffic volumes: with the number of vehicles carried on Eurotunnel Shuttles stable or diminishing by comparison to 2004 (see annex 2), the increase in revenue demonstrates that the optimisation of load factors, the introduction of a dynamic pricing model (for Passenger) and the re-establishment of direct control over the sales and marketing of our Truck Service, needed to be put in place.

The other notable success is the significant reduction in operating costs seen during the first half of 2006: costs are down by 9%, to £116 million. The increase in revenue and the reduction in costs combine to give a very satisfactory growth in the operating margin (+12%), which has risen to £161 million.

The profitability of our activities, calculated by the relationship of the operating margin to revenue, reached a record level of 58% during the period.

For the second half of 2006, Eurotunnel would like to point out that the situation created by the refusal of certain creditors to approve the proposed financial restructuring and, by consequence, the request for the safeguard procedure in France could have a negative impact on customer reservations or supplier demands which is difficult to predict.

Jacques Gounon, Chairman and Chief Executive of Eurotunnel said, *"Eurotunnel's operating results for the first half of this year are very good. This marked improvement is the tangible result of the considerable efforts made by the staff and shows the potential Eurotunnel has.*
It would be an injustice if these efforts were reduced to nothing by the refusal of creditors to reach a rapid solution to the question of the debt".

NEWS

18 July 2006
Immediate release

Results from Operations for the first half of 2006

Shuttle revenue continues to grow: +3% (to £152 million)
Operating costs reduced by 9% (to £116 million)
Operating margin significantly increased: +12% (to £161million)

The radical reorientation of commercial and operating policy undertaken in 2005 has had a very positive effect on Eurotunnel's operating results during the first six months of 2006.

Revenue has continued to progress (£277 million, +2% compared to the first half of 2005) supported by growth in Shuttle Services activity (+3%), the Group's core business. It should be noted that this increase in revenue is continuing, even though Eurotunnel benefited economically from the disruption to services at the port of Calais during the first half of 2005.

The growth is also notable at a time when Eurotunnel no longer pursues traffic volumes: with the number of vehicles carried on Eurotunnel Shuttles stable or diminishing by comparison to 2004 (see annex 2), the increase in revenue demonstrates that the optimisation of load factors, the introduction of a dynamic pricing model (for Passenger) and the re-establishment of direct control over the sales and marketing of our Truck Service, needed to be put in place.

The other notable success is the significant reduction in operating costs seen during the first half of 2006: costs are down by 9%, to £116 million. The increase in revenue and the reduction in costs combine to give a very satisfactory growth in the operating margin (+12%), which has risen to £161 million.

The profitability of our activities, calculated by the relationship of the operating margin to revenue, reached a record level of 58% during the period.

For the second half of 2006, Eurotunnel would like to point out that the situation created by the refusal of certain creditors to approve the proposed financial restructuring and, by consequence, the request for the safeguard procedure in France could have a negative impact on customer reservations or supplier demands which is difficult to predict.

Jacques Gounon, Chairman and Chief Executive of Eurotunnel said, *"Eurotunnel's operating results for the first half of this year are very good. This marked improvement is the tangible result of the considerable efforts made by the staff and shows the potential Eurotunnel has.*
It would be an injustice if these efforts were reduced to nothing by the refusal of creditors to reach a rapid solution to the question of the debt".

Note to editors: we remind you that Eurotunnel's annual accounts at 31 December 2005 are the object of a warning procedure (Procédure d'alerte) initiated by the French auditors on 12 February 2006 and that they have not been approved.

Annex 1. Operating results (in £ millions)*

Exchange rate €/£	**1st half 2006 (estimated, un-audited)*** *1.441*	**1st half 2005**** (restated)** *1.441*	**2006/2005 (% change)**
Shuttle Services	152	148	+3%
Railways	***120	118	+2%
Transport activities	272	266	+2%
Non-transport activities	5	5	-
Revenue	**277**	**271**	**+2%**
Operating expenses	(116)	(127)	-9%
Operating margin	**161**	**144**	**+12%**

Operating margin / Revenue	**58%**	**53%**	**+5pts**

* estimated, un-audited figures.

** the figures from the first half of 2005 have been recalculated at an exchange rate of £1=€1.441, in order to allow direct comparison with the figures for the first half of 2006. For the same reason, they have also been recalculated in accordance with the IFRS accounting standard, as adopted by Eurotunnel on 31 December 2005.

*** of which £37 million from the « Minimum Usage Charge » clause in the contract linking Eurotunnel to the railways, which guarantees a minimum level of tolls, independent of variations in traffic levels. This arrangement expires at the end of November 2006.

Annex 2. Shuttle Services and Railways traffic

	1st half 2006	**1st half 2005**	**2006/2005 (%change)**	**1st half 2004**	**2006/2004 (%change)**
Freight Shuttles	649,596	703,363	-8%	646,468	0%
Passenger Shuttles					
• cars****	887,464	951,561	-7%	944,832	- 6%
• coaches	33,030	39,831	-17%	29 834	+11%
Eurostar***** (passengers)	3,733,403	3,675,508	+2%	3,406,698	+ 10%
Freight Trains SNCF/EWS (in tonnes)	791, 672	847,716	-7%	978,717	- 19%

**** including, motorcycles, vehicles with trailers, caravans, and camper vans

***** the number of Eurostar passengers in this table includes only those travelling through the Channel Tunnel, and therefore excludes passengers travelling between Paris-Calais and Brussels-Lille

N° 987/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

25 July 2006
Immediate release

Paris Commercial Court postpones decision

Eurotunnel considers that the postponement, until early August, of the decision by the Paris Commercial Court, concerning the safeguard procedure requested by the company on 11 July 2006 is opportune. The decision comes as no surprise as the company has made 17 applications covering six European countries. The postponement gives more time to the creditors to negotiate.

Eurotunnel points out that, since the agreement of 23 May 2006, the restructuring of its debt has been a problem between creditors, the negotiations led by the company having given rise to an implicit consensus that:

The sustainable level of debt is approximately £2.9 billion;

The current shareholders must benefit from accretion measures and retain a significant proportion of the equity

There is no reason why the creditors should not rapidly come to a consensual restructuring agreement within this framework.

As Eurotunnel will today make a payment of £78 million in interest, arguments relating to default of payment should not be used to justify a rupture in negotiations. It should be noted that the total amount of payments on the debt to be made before 31 December 2006 is £74 million.

In the absence of an agreement, the safeguard procedure would allow the company, aided by judicially appointed administrators, to re-engage in negotiations at the point at which they ceased. The creditors would have nothing to gain from such an outcome.

N° 988/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

NEWS

27 July 2006
Immediate release

End to dispute between Eurotunnel and the Railways regarding their contribution to the Channel Tunnel operating costs

Eurotunnel and the Railways (SNCF and British Railways Board) have reached an agreement bringing an end to the dispute, started in 2001, regarding the calculation of their contribution to the Channel Tunnel operating costs.

This dispute had led to an application before an Arbitral Tribunal that decided upon the financial years 1997 to 2002, and subsequently to a first, partial, agreement between Eurotunnel and the Railways in December 2005 in relation to the years 1999 to 2004.

The current agreement is definitive and brings to an end the various disputes concerning operating costs. It confirms the agreement relating to the years up to 2004, settles the 2005 financial year and sets out a lump sum mechanism for the majority of operating costs for each of the years from 2006 to 2014 inclusive. Consultation mechanisms have also been put in place in order to determine the contribution of the Railways to renewal investments that concern them.

These measures allow the Railways to participate in the savings made by Eurotunnel with respect to its railway costs (excluding Shuttles).

Jacques Gounon, Chairman and Chief Executive of Eurotunnel said *"It was regrettable that Eurotunnel had had a dispute with its principal customer for nearly 10 years and it was therefore necessary to turn that page. This agreement restores a favourable climate for better cooperation between the Railways and Eurotunnel"*.

N° 989/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

NEWS

EURO TUNNEL

2 August 2006

Immediate release

Eurotunnel obtains protection from Paris Commercial Court

On 13 July, Eurotunnel confirmed, following a unanimous decision of its Board, its intention to place the business under judicial protection, within the framework of the "Safeguard procedure" (as defined by French law n° 2005-845 of 26 July 2005). The decision was taken in light of the absence of consensus on financial restructuring and at a time when a "Warning procedure" had been initiated by the French auditors, on 12 February 2006.

In its judgment of 2 August 2006, the Paris Commercial Court has decided to place Eurotunnel and the 17 companies concerned under the Safeguard procedure.

Eurotunnel is pleased by this decision which confirms:

- The legal unicity of the business operating the Channel Tunnel is recognised;
- The business is not insolvent;
- The operation of the Tunnel and the commercialisation of services will carry on as normal;
- This procedure should help to reach a consensual agreement on restructuring. The creditor committees envisaged by the legislation will be constituted in the coming month.

Eurotunnel, aided by two judicial administrators, will immediately re-engage in negotiations on the basis of its last proposal of 12 July. There is now a convergence of views amongst the principal creditors (Ad Hoc Committee and Deutsche Bank) who consider that this proposal constitutes the basis for pursuing negotiations that will lead to a reconciliation of their positions.

Jacques Gounon, Eurotunnel Chairman and Chief Executive said, "*In a difficult context, the Paris Commercial Court has made a positive decision which will protect the business and the public service which it operates. The Safeguard procedure decided upon today is the final stage of a consensual negotiation. I am convinced that we now have the conditions necessary to achieve a financial restructuring for Eurotunnel within the time allowed*".

N° 990/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: *John.keefe@eurotunnel.com*

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: *xavier.clement@eurotunnel.com*

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

11 August 2006

Immediate release

On 2 august 2006, the Paris Commercial Court granted Eurotunnel's request to be placed under the protection of the Court pursuant to the new safeguard legislation (*Procedure de sauvegarde*). The procedure is designed to protect 17 of the companies which form Eurotunnel from its creditors whilst seeking to facilitate the design and implementation of a restructuring plan necessary for Eurotunnel to carry on as a going concern. Such plan could result from ongoing negotiations with Eurotunnel's lenders.

1. To this end :-
   - Maître Laurent Le Guernevé and Maître Emmanuel Hess were appointed Judicial Administrators - in that capacity, they are jointly responsible for assisting Eurotunnel's management in order to present to the Court and the Creditors a recovery plan for the business;
   - Maître Jean-Claude Pierrel and Maître Valérie Leloup-Thomas were appointed Judicial Representatives - their role is to represent creditors; in particular they will oversee the compilation of the complete list of Eurotunnel's liabilities and they will audit the accuracy of claims with the possibility of only admitting part thereof and/or contest some of them; and
   - Mr. Bernard Soutumier and Mr. Jean-Philippe Klotz were designated as overseeing judge (*juge-commissaire*) and deputy, respectively - the judge in this context ensures a speedy application of the procedure and the protection of the interests of all the parties.
2. The procedure is initially opened for a period of six months.
3. The Judicial Administrators will contact known creditors to invite them to declare their debts but creditors are informed that they must declare their debts to the Judicial Representatives within two months of the publication date of the judgment. Creditors outside France are provided with a further two months to do so.
4. By virtue of Council Regulation (EC) 1348/2000 of 29 May 2000, the judgments of the Paris Commercial Court are applicable in respect of companies within Eurotunnel which are registered in England & Wales.

N° 991/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27.
Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

21 August 2006

Immediate release

Channel Tunnel Services suspended following an incident

Today at 13h30 (cet) the Eurotunnel Railway Control Centre detected a smoke alarm inside the Channel Tunnel (north running tunnel), following the passage of a Freight Shuttle travelling from Folkestone to Calais.

Following standard safety procedures, the train was stopped immediately, the 30 passengers and 4 crew members on board were evacuated safely into the Service Tunnel and all commercial services were suspended.

The emergency services attended the incident and identified a small fire on a lorry being carried on board the Shuttle. This was rapidly extinguished. Eurotunnel is conducting checks of the tunnel and its equipment. Once these investigations are completed, Eurotunnel will commence a progressive restart of commercial services.

N° 992/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

22 August 2006

Immediate release

Channel Tunnel traffic resumes

Channel Tunnel traffic was fully back to normal at 16:00 (CET) today (Tuesday 22 August 2006). More than 300 trains (Eurotunnel Shuttles, freight trains and Eurostar) will once again run safely during the next 24 hours, as on every day of the year.

The traffic had been suspended yesterday (Monday 21 August) at about 13:30 (CET) after the Eurotunnel Railway Control Center detected smoke emanating from a lorry on a Truck Shuttle travelling from Folkestone to Coquelles. Traffic was partially restarted from 17:15 (CET), with backlogs being gradually reduced in the evening and throughout the night.

The Channel Tunnel's design and its safety systems limited the consequences of this incident: the fire was detected at three points a few hundreds of meters apart. The Shuttle was immediately stopped, and the 4 other trains then present in the tunnel were directed as quickly as possible towards the exit. Thanks to the service tunnel, British and French emergency services rapidly reached the area involved. The evacuation of the 34 persons onboard was immediate. The fire was swiftly brought under control, before it could spread. The higher air pressure which is maintained in the service tunnel and the powerful ventilation system enabled the smoke to be evacuated.

Meticulous inspections were carried out throughout last night, but no major deterioration of the Tunnel's fixed equipment was discovered. Eurotunnel decided nevertheless to replace a section of the catenary at the location impacted by the incident.

The Truck Shuttle which transported the vehicle at the origin of the incident was towed into France after midnight. Investigations are in progress to determine the precise causes.

" *This regrettable incident and its limited consequences demonstrate the appropriateness of our safety system,* declared Jean-Pierre Trotignon, Chief Operating Officer. *The structure's design, its rigorous maintenance, the quality of our emergency procedures and of our equipment were all put to the test yesterday, and have come through with flying colours. I wish to salute the attentiveness, the professionalism and the commitment of our teams and the efficiency of the emergency services. By choosing to use the Channel Tunnel, Eurotunnel customers know they can trust its transport system.* "

N° 993/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

Eurotunnel on track

September 2006

EURO TUNNEL

Letter to shareholders



Special Edition "The French Safeguard Procedure"

Dear Shareholder,

This summer was marked by three key dates:

- **13 July**: the Board decides unanimously to request the protection of the Courts.
- **2 August**: the Paris Commercial Court decides to initiate a Safeguard Procedure.
- **21 August**: a lorry catches fire in the North Tunnel, reminding us of the risks associated with all transport systems.

These three events give us several reasons to remain confident in the future of our business.

The first is that our teams are highly motivated and truly professional as shown by the way our staff and the emergency services handled the fire on board a lorry being transported on one of our shuttles. Four hours after this serious incident, we were able progressively to restart our services and commercial operations resumed normally the next day. Of course, we remain vigilant.

The second reason to be satisfied is that the business is doing well operationally. The results for the first half of the year have underlined the strength of the margins we are achieving.

Thirdly, we succeeded in bringing an end to a protracted ten-year dispute between Eurotunnel and the Railway networks regarding their contribution to the operating costs of the Tunnel. An agreement was reached on the amounts due for prior years and on the method of calculating the contribution for the years 2006 to 2014. This decision will enable us to start afresh, on a more positive basis, in our relations with our partners.

Finally, the decision taken by the Paris Commercial Court places Eurotunnel under the protection of the courts. This approach seemed to be the most appropriate way to save Eurotunnel in the face of certain minorities who prevented the successful outcome of our debt restructuring negotiations.

You will find overleaf important information regarding this procedure. You must understand that it does not affect the manner in which the business is managed. It allows for the suspension of repayment of the debt (not its cancellation), but it does not, as such, guarantee the continuity of the business. In this respect, the French auditors remain unable to certify the 2005 reports and accounts: these cannot be approved and the suspension of listing should continue.

Some of our creditors contest the use of French law for some of our non-French subsidiaries. This means that they do not want to accept that Eurotunnel is one single undertaking, concessionaire of a single infrastructure.

Eurotunnel's only asset is precisely the right to operate the fixed link and should that right be withdrawn by the two States, Eurotunnel would cease to exist. Therefore, the immediate assistance we can seek of the two States is to make clear to creditors that, in these exceptional circumstances, the Concession cannot be maintained without existing shareholders retaining a significant participation in the capital of the operator despite the fact that the letter of the law means they rank lower than creditors in the order of priority.

My determination to find a realistic and balanced agreement between the parties remains unshaken. With the support of the judicial administrators, we will continue to negotiate to find a compromise with our creditors based on my last proposals. Indeed, in the limited time available, it would be inconceivable and unreasonable not to build upon all that was achieved during the preceding negotiations.

I am more than ever focussed on defending the future of Eurotunnel. You may recall that **I undertook to do my best to bring about in early 2007 a definitive solution to the uncertainties surrounding the future of Eurotunnel.** We should be able to keep to this deadline. The starting date for the procedure was not chosen by chance: by November a restructuring proposal should be put to the creditors' committees and the Paris Commercial Court should give its decision at the end of 2006 or, at the latest, at the beginning of 2007.

I will continue to keep you regularly informed but for now, I would like to thank all of you who have expressed your support of the work accomplished by our teams over the past year.

United and together, we can save Eurotunnel.

Jacques Gounon
Chairman and Chief Executive

" News on line "
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To contact Shareholder Information Centre
Shareholder Information Centre
Terminal UK - Ashford Road - Folkestone - Kent CT18 8XX
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Tel: 08457 697 397
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THE SAFEGUARD PROCEDURE MADE SIMPLE...

- The legislation came into force on 1 January 2006.
- The safeguard procedure is not equivalent to administration proceedings: whereas the latter presupposes the business is insolvent, the safeguard procedure can only be relied upon by companies who can show that they are not insolvent and where an early resolution of the issues faced by the business may avoid such outcome. It is a pre-insolvency protection mechanism.
- **There is one goal: the pursuit of the continuity of operations through negotiation with committees of the major creditors.**
- **Operations continue as normal** and operating debts in the observation period are paid to suppliers as they fall due.
- The Commercial Court may, according to circumstances, bring the procedure to an end and convert it, as the case may be, into administration or liquidation.
- **Eurotunnel remains managed by its current directors.**

... IN ORDER TO UNDERSTAND HOW IT WORKS

THE COMMERCIAL COURT HAS APPOINTED:

- A supervising judge (juge commissaire), M Bernard Soutumier and his deputy (juge commissaire suppléant), M Jean-Philippe Klotz.
- Two creditors' representatives (mandataires judiciaires): Maîtres Jean-Claude Pierrel and Valerie Leloup-Thomas.
- Two Court representatives (administrateurs judiciaires) whose role is to observe together the management of Eurotunnel and, if needs be, to assist in the development of the restructuring proposal: Maîtres Laurent le Guernevé and Emmanuel Hess.

THE OTHER PARTIES :

- **Two creditors' committees**, set up by the Court representatives (one for main suppliers and one for the lenders) who will vote upon the proposals which will be put to them. The vote is by majority (representing 2/3 of the debt).
- **The bond-holders** or "subordinated creditors" will also be called to decide on the proposals.
- Appointed staff representatives.
- **A public interest representative** *(Ministère Public)* is kept informed and is consulted by the Commercial Court before the judgement is handed down.

6-MONTHS' OBSERVATION PERIOD

The observation period means:

- Suspension of any legal proceedings started by creditors before 2 August;
- Freeze on the payments of debts which arose before 2 August;
- Continuation of existing contracts;
- Lodging of claims in relation to existing debts: to this end, the Court-appointed creditors' representatives (mandataires judiciaires) wrote to all known suppliers and creditors of Eurotunnel in August requesting notification of claims;
- An inventory.

FROM THE OBSERVATION PERIOD TO THE PERIOD OF IMPLEMENTATION OF A RESTRUCTURING PLAN

- A proposal is put to the vote of creditors' committees within two months of their constitution.
- Next, having consulted the creditors' representatives (mandataires judiciaires), Eurotunnel, the Court representatives (administrateurs judiciaires), having heard representations from staff representatives and the Ministère Public, the Commercial Court approves the plan. **This judgement by the Commercial Court brings an immediate end to the Safeguard Procedure.**
- The Commercial Court then nominates a supervisor (commissaire) to observe the implementation of the plan.
- **Shareholders may be required to give their opinion depending on the final dispositions of the plan.**

Provisional timetable (subject to any extension of the procedure)

2 August	2 September	22 October	2 November	17 November	2 December	End 2006/beginning 2007 (exact date depending on votes)
Safeguard Procedure opened + appointment of the Court's representatives, creditors' representatives and supervising judge	Constitution of the creditors' committees	Deadline for lodging of claims (for creditors in France)	Deadline for presentation to committees	Deadline for presentation to bond-holders	Deadline for vote of creditors'-committees and consultation of bond-holders	Deadline for Commercial Court decision

2006 — 2007

The status of Concessionaire: the obligations of a public service provider

The Channel Tunnel is a public infrastructure. Its construction was sought by the two States who granted private companies known as "Concessionaires" a concession of the right to operate this infrastructure for a set period of time (1) in return for bearing the costs of construction of the project. The infrastructure itself will eventually revert to the States at the expiry of the Concession, at no costs to them, unless they decide to renew the concession.

On the basis that the entire financing of the construction and operation of the project must be achieved using solely private funds (2), the Lenders considered it necessary to benefit from a guarantee should the Concessionaires fail; this is how the possibility of substitution was included in the Concession Agreement.

This clause, which benefits Lenders, allows creditors, subject to approval by the Governments and in very specific cases, literally to "substitute" themselves for Eurotunnel to operate the Concession for as long as necessary to reimburse their debt, in any event, up to 2052 at the latest. Subordinated creditors do not rank highly in the order of priority in the event of substitution. This mechanism can only be started by the holders of classic debt.

Eurotunnel shareholders are shareholders of Eurotunnel P.L.C. and Eurotunnel SA, parent companies of the Concessionaires. The Concession Agreement, which establishes the scope of the public service carried out by Eurotunnel, sets the terms and conditions and defines the rights and obligations of the States and the Concessionaires. The States may bring the Concession to an end should the holder not fulfil its duties.

(1) The Concession was initially granted until 2042. In 1994 the length of the Concession was extended by 10 years until 2052; in 1997, the two States decided once again to extend the length of the Concession, this time until 2086.

(2) The Treaty of Canterbury, the basis for the existence of the Tunnel, signed in 1986, together with the Concession Agreement, exclude any

NEWS

14 September 2006

Immediate release

Michael Schuller to become Eurotunnel Corporate Finance Director

Michael Schuller, Eurotunnel Treasurer since 2002, will become Corporate Finance Director with immediate effect. He will continue to report to Claude Liénard, Chief Financial Officer but will now also have responsibility for the Investor Relations activities previously handled by Xavier Clément, who is leaving Eurotunnel to pursue his career interests elsewhere.

Prior to joining Eurotunnel, Michael Schuller, 44, had been Treasurer of One2One (T-Mobile UK) and Cable and Wireless in the UK and prior to that was a Corporate Dealer for the ANZ Banking Group in New Zealand.

N° 994/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

16 October 2006

For immediate release

Further growth for Eurotunnel activity during the third quarter of 2006

- **Revenue reaches £149.5 million (+7%)**
- **Revenue from Shuttle activities up 12%**
- **Volume increases in both car and truck traffic**

Eurotunnel saw strong growth in activities during the third quarter of 2006, compared to the same period in 2005, with total revenue up by 7% to £149.5 million, mainly as a result of good performance from Shuttle services.

This success underlines the impact of the company's, now firmly established, new commercial and operational policy. It is also the result of the efforts of Eurotunnel's staff to maintain and further improve the quality of service delivery. Compared to 2005, the numbers of trucks and cars carried have increased, as have those of Eurostar passengers.

The fire on a truck being carried on a Freight Shuttle, on 21 August, did not affect the summer's performance. Thanks to the efforts of the operational teams, and in contrast to the experience of 1996, operations were completely back to normal in just over 24 hours.

Jacques Gounon, Eurotunnel Chairman and Chief Executive, said:
"I would like to thank our customers for their loyalty and our teams for their commitment. They have enabled us to achieve remarkable performance levels this summer. These successes must nevertheless be viewed in a context which remains worrying: it is my responsibility to point out that Eurotunnel cannot continue much longer on this course, unless the very serious uncertainty which weighs on its future is removed. Only a vote in favour of the Safeguard plan, which will be put to creditors before the end of the month, can remove this uncertainty".

Revenue

Eurotunnel's revenue, which results from transport and non-transport activities, totalled £149.5 million for the third quarter of 2006. At constant exchange rates, this represents a 7% increase over the same period in the previous year.

Shuttle services - Eurotunnel's core activities - are the principal drivers of this growth. Revenue from these activities grew by 12% to £87.3 million.

- During this key period, when passenger flows are high, the Passenger service made a significant contribution to performance: the new pricing policy is now adapted to market evolution, enabling it to attract and secure the loyalty of customers in the higher-yielding segments. Furthermore, the third quarter of 2006 saw a significant increase in continental traffic travelling to the UK.
- The Truck service, in a business which is generally quieter during the summer, is showing the benefit of the restoration of direct control by Eurotunnel over the sales network.

Revenues from the Railways increased slightly (+2%, to £59.8 million). They include payments under the Minimum Usage Charge, which represented £15.4 million for the period; this arrangement will cease at the end of November 2006. Revenue from non-transport activities remains marginal, with a decrease due to a non-recurring item recorded during the summer of 2005.

Revenue			
	3rd quarter 2006 un-audited*	3rd quarter 2005 restated*	Change 2006/05
	£ million		
Shuttle services	87.3	77.5	+12 %
Railways	59.8	58.5	+2%
Transport activities	**147.1**	**136.0**	**+8%**
Non transport activities	2.4	4.1	-41%
Revenue	**149.5**	**140.1**	**+7%**

**The exchange rate for the year to 30 September 2006 and for the restated year to 30 September 2005 is £1 = €1.453*

Traffic

Eurotunnel's quality of service and the speed, ease and reliability of its transport system, have led many customers to choose to travel with the company during the summer.

The number of trucks transported on Eurotunnel's Freight Shuttle service increased by 4%, to 305,850.

In a market that has been in decline for some time, Eurotunnel's Passenger Shuttles carried 625,862 cars (+3%) and 17,295 coaches (-11%).

Eurotunnel Shuttle traffic				
		3rd quarter 2006	3rd quarter 2005	Change 2006/05
Truck Shuttles		305,850	295,230	+4%
Passenger Shuttles	Cars*	625,862	609,357	+3%
	Coaches	17,295	19,443	-11%

** Including motorcycles, vehicles with trailers, caravans and camper vans.*

Railways activity increased substantially during the summer months.

2,152,063 people chose to travel through the tunnel by Eurostar this summer, representing a 10% increase over the same period in 2005, during which traffic growth slowed following attacks on London.

Trains operated by the Railways carried 371,910 tonnes of freight in the third quarter of 2006, 3% more than in 2005. Despite this progression, traffic levels remain very much lower than the original forecasts and below the capacity of the Channel Tunnel.

Railways traffic			
	3rd quarter 2006	3rd quarter 2005	Change 2006/05
Eurostar* *passengers*	2,152,063	1,959,271	+10%
Railfreight trains (SNCF / EWS) *tonnes*	371,910	362,431	+3%

** The number of Eurostar passengers included in this table is that of passengers travelling through the Tunnel and excluding those who take the Eurostar between Paris-Calais and Brussels-Lille.*

N° 995/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284 491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

26 October 2006

Immediate release

The "Safeguard" restructuring proposals: simple, balanced and realistic

In accordance with the French "Safeguard" law, the Board of Eurotunnel has today, Thursday 26 October 2006, approved proposals for a draft "Safeguard" restructuring plan, put forward by the company with the support of the representatives nominated by the Paris Commercial Court. Following consultation tomorrow, 27 October, with staff representatives, these proposals will be notified to creditors by the court appointed representatives.

The principal elements of the proposals are:

1. The creation of a new company, Groupe Eurotunnel, which will launch an Exchange Tender Offer (ETO) to Eurotunnel's current shareholders. The shareholders will hold a minimum 13% of the equity in Groupe Eurotunnel.

2. Groupe Eurotunnel will subscribe to a new long term loan of £2.840 billion (less than half of the current debt) from an international banking consortium.

3. Groupe Eurotunnel will issue £1.275 billion of convertible hybrid notes. The hybrid notes will be convertible over a maximum of three years and one month. Approximately 61.7% of the hybrids are redeemable by the company.

4. Current Eurotunnel shareholders, who subscribe to the ETO, will hold a minimum of 13% of the equity in Groupe Eurotunnel. They can subscribe directly to the hybrid, up to a value of £60 million (c€ 87.7m) and will benefit from free warrants. The redemption of hybrid notes by the company would allow them to increase their share of the equity from 13% to 67%.

Jacques Gounon, Chairman and Chief Executive said, *"These proposals represent the best possible equilibrium between the demands of the different stakeholders; they retain an exceptional amount of equity and accretion potential for shareholders in comparison to other restructurings. With the debt write off, Groupe Eurotunnel will be able to re-launch from a solid base, and finally develop and grow."*

Note to editors:
The creditors will have to vote on the proposals before the end of November. If they vote against the proposals, the company will be placed into administration.
If they vote in favour of the proposals, a Draft Plan will be put forward to the Paris Commercial Court which will issue the Safeguard Plan for the company.

N° 996/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

ANNEX 1

Draft Restructuring Plan proposals (Outline)

A new company	• "Groupe Eurotunnel", created via Exchange Tender *Offer*	Subscribes to a new long term loan Issues hybrid notes and warrants
A new debt	• Long term loan "Investment grade" • (no mezzanine or capitalised interest)	£2.840 billion (€ 4.16 bn) interest at market rates compatible with forecast cash flows *Maturity 40 years*
	• Financing under negotiation	
Shareholders	• An exceptional percentage of equity guaranteed for shareholders for this type of restructuring • Which can be increased	13 % 13 % minimum guaranteed, could increase up to **67 %** through the redemption of hybrid notes
Hybrid notes	• Issued by Groupe Eurotunnel • Partially redeemable by Groupe Eurotunnel	£1.275 billion (€1.87 bn) £787 million (€1.154 bn) redeemable £488 million (€ 716 bn) non redeemable
	• Partially accessible to shareholders who subscribe to the ETO	*£60 million of the £1.275 billion (€87.7m sur €1.87bn)*
	• Conversion spread over 3 years and one month	No conversion in the first year £67m (€98m) after 13 months £67m (€98m) after 25 months residue after 37 months
	• With specific economic conditions	Interest: Non redeemable hybrid 3% (quasi equity) Redeemable hybrid 6% Hybrid cost of hybrid note + 40 %
	• Redemption mechanisms	Further loan £225 million Rights issue
Warrants	• Issued by Groupe Eurotunnel • Distribution of free shares	As a result of exceptional circumstances 55 % granted to shareholders who subscribe to the ETO

Exchange rate: 1 £ = 1,46635 €

ANNEX 2

THE CURRENT DEBT

Current Debt Debt written off by current creditors New senior debt financed by banking consortium	£6.2 billion (~9,1 bn€) £3,36 billion (~4,9 bn€) (54 % of debt written off) £2,84 billion (~4,16 bn€)
Senior debt 4th Tranche, Tier 1 A, Tier 1, Tier 2	Will be offered a complete refinancing of principal and interest.
Tier 3 + bond holders	£240 million (~352 m€) in cash, from the new financing £1,275 billion (~1,820 billion €) of convertible hybrid notes. 62% of these hybrids are redeemable by the company over 3 years and the residue of these hybrids, not redeemed, by the shareholders.

Exchange rate: 1 £ = 1,46635 €

NEWS

EURO TUNNEL

31 October 2006

Immediate release

Eurotunnel sends Draft Safeguard Restructuring Plan Proposals to creditors, in accordance with the timing defined by the Paris Commercial Court

In accordance with the French Safeguard Procedure, and within the calendar defined by the Paris Commercial Court, Eurotunnel has sent out its Draft Safeguard Restructuring Plan Proposals, as approved by the Board and which creditors will be required to vote upon.

This plan, the result of a long period of negotiation, has been reached through dialogue with the principal creditors and with the support of the court appointed representatives. It takes account of the final observations made by the creditors. Representing the best equilibrium possible between all the stakeholders, this plan aims to guarantee the future integrity of the current concessionaire.

The court appointed representatives are responsible for consulting the creditors. They will set the details and timing of the vote.

N° 997/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

Eurotunnel on Track

November 2006

Letter to shareholders



Dear Shareholder,

"*Our company has many strengths*", a shareholder recently wrote to me. He went on to say,

"*We paid for part of the construction and I would like to be sure that this has been taken into account during the negotiations*". That sums up exactly the approach we have taken over these last weeks, within the context of the "Safeguard Procedure".

Thanks to these efforts, the proposal for a draft plan put together by the company, with the support of the court appointed representatives*, was *approved almost unanimously* by the Board on 26 October.

Simple, balanced and realistic, this proposal represents the best compromise possible between the demands of all the stakeholders.

It has been designed to retain a significant amount of equity for current shareholders in this type of restructuring: with no dilution in the first year, they will maintain control of the company until 2010. In the interim, shareholders will benefit from several accretion mechanisms (see over) which will allow them to keep between 67% and 13% (minimum guaranteed) of the group. This result, which is exceptional in this type of restructuring has been reached thanks to those who have, for such a long time, dedicated themselves to this great European undertaking.

This plan offers real potential: **for the first time in the history of Eurotunnel, a massive write off - of more than half the current debt - will see the company structured with financial charges adapted to its ability to repay.**

The new legal entity which will be the center of the reorganisation will allow us to be free of constraints linked to the past, without having any impact either on the Concession or on its bi-national structure.

The company's proposals were notified

At the end of November and the beginning of December, the court appointed representatives will, in accordance with the law, organise the vote by the creditors. In the event of a favourable vote, the Paris Commercial Court will give its ruling on the plan. Its implementation, by means of an Exchange Tender Offer (ETO) will take place during the first quarter of 2007. Shareholders will be able to express their support for the Safeguard Plan by a massive participation in the ETO.

As far as the ending of suspension of share trading is concerned, which *I know is a sensitive subject for you:* I must remind you that the decision is in the hands of the market authorities. Whilst uncertainty remains about the future of the company, it is unlikely that the quotation will commence before the ETO.

I must remind you that there remain two risks:

- In the event that the creditors vote against the plan, Eurotunnel will be placed into administration and could be liquidated, or sold by the Paris Commercial Court. The asset value at liquidation has been estimated to be approximately £890 million, almost five times less than that put forwards in the plan. Shareholders would receive nothing. The same situation would pertain if the company was sold: shareholders *therefore have even more* reason to mobilise themselves to demand that the two States refuse the ruinous transfer of the Concession.

- It is also my duty to warn you against those who would encourage you to refuse to accept the ETO and to engage in a game of bidding brinkmanship. Make believe, "miracle" solutions do not exist. Believing they do works against the interests of all shareholders.

With massive debt write off, the current proposal has been designed to allow Eurotunnel to re-launch on a solid and lasting foundation. It will guarantee future integrity, independence and finally development and growth in value.

Eurotunnel continues to perform well operationally as, for the third quarter of 2006 - when compared to the same period in 2005 - the overall revenue figure has increased by 7%, reaching the record level of £149 million. Shuttle Services, Eurotunnel's core business, is the main driver of this success, with a 12% increase. In spite of the ending of the "minimum usage payments" from the railway operators and cautious revenue objectives for the coming years - I want to turn away from unrealistic forecasts -, our goal must be profitability.

We have now reached a critical moment in the life of Eurotunnel where **the priority is to capitalise on these excellent results and on the opportunities which lie ahead.**

Together, "en masse" we must support and deliver the Safeguard Plan.

Jacques Gounon
Chairman and Chief Executive

* *Court representatives: Maîtres Emmanuel Hess et Laurent Le Guernevé.*
Creditors' representatives: Maîtres Valérie Leloup-Thomas et Jean-Claude Pierrel.
Supervising Judge: M. Bernard Soutumier

" News on line "
To receive Eurotunnel news updates, as well as subsequent letters to shareholders by email, register your email address at: www.eurotunnel.com/uk

To contact Shareholder
Shareholder Information Centre
Terminal UK - Ashford Road - Folkestone - Kent CT18 8XX
www.eurotunnel.com
Tel: 08457 697 397

The proposals for a Draft Safeguard Restructuring Plan

The Safeguard Plan opens up new horizons

> **A new Group with massively reduced debt and, for the first time in its history,** the opportunity to have a new financial structure, sound, lasting and offering real opportunities to develop and add value.

> **An exceptional amount of equity retained for current shareholders with several accretion mechanisms (see below).** Introducing convertible hybrid notes (ORA: *Obligations Remboursables en Actions*) into the package will allow the timing to be spread out, thus avoiding the almost total, immediate and irreversible dilution that is often part of such a restructuring.

> **A favourable context for the restoration of confidence** in the financial markets, allowing the raising of new funds under the best conditions.

The key elements of the financial restructuring plan

1 A write off of £3.4 billion, 54% of the debt, accepted by the creditors. The new debt will be £2.84 billion.

- For the first time since the start of the Concession, the company will have financial charges it can sustain, adapted to its performance and to its capacity to repay (see below).

2 The creation of a new company, Groupe Eurotunnel SA (GET SA) which the current shareholders will be invited to join via an ETO[1]:

- This new structure is the lynchpin of the reorganisation. It will conserve the current Concession and its bi-national nature. It will offer travel privileges equivalent to those in existence for shareholders who participate.
- The new group, GET SA, will carry a long term loan[2] which will serve to buyout the current senior debt, pay part of the interest frozen since 2 August 2006 and provide payments to certain creditors[3] as a complement to the convertible hybrid notes they will receive in exchange for renouncing all of their existing claims.
- £1.275 billion of convertible hybrid notes will be issued, convertible into shares in GET SA over a period of three years [4] (in this way there will be no financial charges on the notes beyond that time). A large part of these notes (up to 61.7%) can be redeemed by GET SA[5] during this time and in this way written off, thereby creating a further accretion effect for shareholders in GET SA.

3 The retention by current shareholders, who take part in the ETO, of an exceptional amount of the equity in the new group (see diagram).

- A £60 million priority purchase of convertible hybrid notes will be offered to participating shareholders.
- After four years, the final dilution will be a function of the number of convertible notes redeemed by the company over that time. Put simply, the larger the number redeemed and therefore written off, the lower will be the dilution of the equity: shareholders will retain between 67% (if all the notes are redeemed) and 13% (the absolute minimum, if none of the notes are redeemed).
- There will be no conversion of the notes during the first year; after that, the notes will be converted into shares, c5% after 13 months, 5% more after 25 months and the residue after 37 months.
- At the time of the ETO, shareholders will be granted warrants [6]. The exercise of the warrants will become possible if there is, between 2008 and 2010, an increase in the value of the company, notably as a result of the suppression of certain state imposed charges (e.g. the suppression of the financing of the Intergovernmental Commission). This would give shareholders an increased amount of equity through the granting of free shares in the new group.

1- At the launch of the ETO a detailed prospectus will be produced, in accordance with current legislation, this present document being only a brief synopsis for communication purposes.
2- A long term loan, over 40 years, for £2.84 billion, will be subscribed by GET SA. The negotiations currently put Goldman Sachs/Deutsche Bank in competition with Citigroup. The objective is to reach an annual interest payment of less than £150 million.
3- The current holders of the Tier 3 tranche of the debt and the bondholders, to an amount of £240 million.
4- 37 months exactly.
5- With a cash redemption premium of 40%. The convertible hybrid notes will carry a coupon of 3% (non callable) and 6% (callable), equivalent to an average of 5% per annum.
6- 55% of the warrants will be reserved for shareholders who participate in the ETO, giving an opportunity to secure up to a further 11% of the equity.

Exchange rate at 2 August 2006: £1 = €1.46635. All figures are rounded up.

Simulations of equity holding at the end of the restructuring in 2010, depending upon the amount of convertible hybrid notes redeemed, and in 2011, after the exercise of warrants


From 0 to 9% additional for bondholders**
1st wave of conversion*
2nd wave of conversion
3rd wave of conversion
Creditors
Current shareholders
67%
35%
13%
Hyp.1
Hyp.2
Hyp.3
From 0 to 11% additional for retail shareholders**

Hyp. 1: 100% redeemed and therefore written off
Hyp. 2: 40% redeemed
Hyp. 3: none redeemed

* no dilution for current shareholders before 13th month (spring 2008)

Revenue objectives

In June 2005, Eurotunnel prepared a set of realistic forecasts* (based on an exchange rate £1 = €1.4) for revenue and profitability which have formed the basis of the negotiations and the refinancing of the company. They are summarised below:

(In £million)


570
238**
278
525
181
239
150
537
186
237
150
555
197
257
150
2006
2007
2008
2009
Revenues
Railways
Shuttles
Cash flow after investments
Interest on the new senior debt

* As they are objectives, these figures have no legal value; these objectives are extracts from the plan.
** 2006 is the last year that Eurotunnel will benefit from the fixed payments from the railways (MUC), hence the reduction in

NEWS

10 November 2006

Eurotunnel and Nedexco sign contract for 300,000 Channel crossings between 2007 and 2011

Eurotunnel and the Dutch transport and logistic company, Nedexco, have today, Friday 10 November 2006, signed an important contract. They have committed to a partnership to transport 300,000 trucks across the Channel between 2007 and 2011.

This is the first agreement to link Eurotunnel and a road haulage customer for such a long period and for such a high volume of traffic.

Established in 1994, Nedexco specialises in refrigerated transport and logistics management. Nedexco transports several thousand tonnes of fresh produce (fruit, vegetables, meat, fish, chilled foods, flowers...) between Holland, Germany and the UK. In 2005 Nedexco's revenues were in excess of €31million (£21 million) and continue to develop rapidly.

In 2005, Eurotunnel transported 1,308,786 trucks on board its fleet of 16 Freight Shuttles. Eurotunnel has carried more than 11 million trucks since the start of commercial operation in 1994! The company continues to improve the quality of the service offered to hauliers and truck drivers: automatic check-in lanes, number plate recognition system, improvements to the freight terminals, simplified booking system...

Jacques Van der Heijden, Nedexco Managing Director, declared "Operationally, Eurotunnel and Nedexco were born in the same year. From the outset, we have always chosen to cross the Channel via the Tunnel, which gives us the guarantee of speed, ease and reliability which are so important in our business. We have recently signed long term commitments with customers who seek quality throughout the logistics chain. For us it was a natural choice to entrust Eurotunnel with this business.

Jacques Gounon, Chairman and Chief Executive of Eurotunnel added, "This is a major contract which demonstrates the confidence that Nedexco places in Eurotunnel's service quality. To ensure that we continue to improve for our millions of customers, Eurotunnel is investing heavily in its "Focus on Customers" programme. Our commercial and operating performance, our ability to adapt to our markets, the professionalism and commitment of our staff have created the foundations for our Safeguard Restructuring Plan."

N° 997/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

www.eurotunnel.com

NEWS

24 November 2006

Immediate release

Clarifying document sent to the creditors by the Court-appointed Representatives

After having listened to its creditors and received their comments, Eurotunnel has provided additional information and clarifications through an addendum sent to creditors by the Court-appointed Representatives (administrateurs judiciaires). This addendum which forms an integral part of the Proposed Safeguard Plan clarifies and improves the presentation of the plan on which they will be asked to vote on Monday.

N° 999/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

Sunday 26 November 2006
Immediate release

World's leading banks compete to finance Eurotunnel restructuring plan: Eurotunnel has binding offers from Citigroup and Goldman Sachs/Deutsche Bank

Eurotunnel has received two binding proposals, from world leading banking groups, to finance the financial restructuring plan which will be the subject of a vote by creditors tomorrow, 27 November.

Citigroup and a consortium composed of Goldman Sachs and Deutsche Bank have sent the company proposals to finance the entire plan, thus proving its credibility and the credibility of the forecasts upon which it is based.

The offer letters will be analysed by the company's advising banks and then by its Audit Committee, before being submitted for Board approval.

N° 100/2006

For media enquiries contact:

John Keefe on + 44 (0) 1303 284491
Email: John.keefe@eurotunnel.com

Ken Cronin on +44 788 7591499

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

Monday 27 November

Immediate release

Principal suppliers vote in favour of proposals

Further to the favourable vote of creditors announced this morning, Eurotunnel is pleased to note the positive vote by the principal suppliers under the safeguard procedure this afternoon.

The suppliers who have participated in the vote approved unanimously the plan, thus adding their weight to Eurotunnel's recovery. The company thanks them for their support.

N° 102/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

Ken Cronin +44 788 759 1499

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

Monday 27 November

Immediate release

Creditors vote in favour of Eurotunnel safeguard restructuring proposals

Eurotunnel is pleased to note the positive vote by creditors who are members of the financial establishments* committee. The creditors were called to vote this morning, 27 November, on the proposed safeguard restructuring plan put forward under the French Safeguard Procedure.

28 creditors, out of 35 present or represented, voted in favour of the proposals which were put before them. This represents 72% of the Senior and Junior debt.

This result has been obtained in spite of the abstention by certain hedge funds, who had unsuccessfully contested their inclusion in the financial establishments committee as constituted by the Paris Commercial Court.

Eurotunnel is grateful to the Mandataires Judiciaires and the Administrateurs Judiciaires (Court appointed representatives) who had encouraged a vote in favour of the plan.

This vote, which will be followed by the vote of the Suppliers Committee this afternoon and by the Bond holders vote before the middle of December, is a first decisive step in the process of agreeing the financial restructuring plan put forward by the company, with the support of the Court appointed representatives.

Jacques Gounon, Chairman and Chief Executive of Eurotunnel said, "*The result of the ballot demonstrates that the proposed plan is the best balance possible between shareholders and creditors and that it was not possible to ask the creditors, who have already agreed to reduce Eurotunnel's debt by more than half, to go any further.*

Eurotunnel's creditors have approved a realistic and balanced plan which will, at last, allow the company's performances to be seen in their true context and which will permit Eurotunnel to develop from a solid base".

*Creditors holding bank debt (junior and senior debt), representing 70% of Eurotunnel's total debt.

N° 101/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

Ken Cronin +44 788 759 1499

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

Thursday 14 December 2006

Immediate release

Bondholders* vote in favour of Eurotunnel safeguard restructuring proposals

Eurotunnel is pleased to note the positive vote by bondholders. The bondholders were called, by the court appointed representatives, to vote this afternoon, 14 December 2006, on the proposed safeguard restructuring plan put forward under the French Safeguard Procedure.

102 bondholders, representing 82.17% of the bond value issued in Euros, by France Manche SA, voted in favour of the proposals that were put to them.

88 bondholders, representing 69.22% of the bond value issued in pounds sterling, by Eurotunnel Finance Limited, voted in favour of the proposals that were put to them.

Eurotunnel is grateful to the Mandataires Judiciaires and the Administrateurs Judiciaires (Court appointed representatives) who had encouraged a vote in favour of the plan and whose application of the legal process has been invaluable in reaching this stage.

Eurotunnel notes with satisfaction that staff representatives in both France and the UK gave their support to the plan prior to the vote this afternoon.

The financial restructuring proposals now adopted by the creditors will be put forward, by the Administrateurs Judiciaires, to the Paris Commercial Court which will meet on 18 December.

Jacques Gounon, Chairman and Chief Executive of Eurotunnel said, "*This vote concludes two years of intense negotiations and gives us a realistic and balanced plan which preserves the interests of all stakeholders. If the Paris Commercial Court approves this plan, the next step will be the creation of Groupe Eurotunnel SA. The shareholders will then, through a majority participation in the exchange offer, enable the new Eurotunnel to be born: based on solid foundations and with real prospects for the future*".

**Creditors holding bonds representing around 30% of the total debt of Eurotunnel*
Those eligible to vote include registered bondholders and bearer bondholders who have identified themselves in order to participate in the vote

N° 104/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

Ken Cronin +44 788 759 1499

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

Monday 18 December 2006

Immediate release

Eurotunnel Board approves financing for safeguard restructuring plan with enlarged consortium composed of:
Goldman Sachs/Deutsche Bank and Citigroup

The Eurotunnel Board has studied the two offers of financing for the proposed safeguard restructuring plan, put forward on the one hand by the consortium of Goldman Sachs and Deutsche Bank ("GS/DB") and on the other by Citigroup.

These two offers, as required by the Eurotunnel tender documents, provide for a complete financing of the proposed safeguard restructuring plan:

- A long term loan of £1,500 million and €1,965 million, equivalent to a total of £2.84 billion*, in the form of a classic bank loan, repayable, by tranche, between 35 and 43 years.
- The underwriting of the Obligations Remboursable en Actions (ORAs) [convertible notes] in sterling and Euros, for holders of Tier 3 debt, for an amount of £965 million, allowing for the monetisation of the ORAs.

These two offers also take account of the future operational financing needs of the company and the possibility of an additional debt stream of £225 million for the redemption of ORAs.

The two offers received, both in line with the company's business plan, were very competitive and very close. As a result, the Board has decided that:

- The GS/DB consortium will lead the financing of the safeguard plan; and
- At the request of the company, the GS/DB consortium will propose that Citigroup joins them to assure 30% of the financing.

The new Eurotunnel debt, as it results from the proposed financing, is sustainable by the company through its operational performance and the reduction in annual financial charges.

The financial charges on the new Senior debt should start at around £140 million per annum, repayments of the capital not becoming due until 2012.

This level of financial charges should be compared to the £293 million of interest for 2006 and the estimated £320 million for 2007 (taking into account the forecast increase in European interest rates) which Eurotunnel would have had to pay on the old debt.

* Exchange rate: £1 = 1.46635 €

N° 105/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491.
Email: John.keefe@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

Eurotunnel on track

Letter to shareholders



Dear Shareholder,

When I last wrote to you, we needed to achieve a number of steps within the framework of the French Safeguard Procedure.

Firstly, on 27 November we gained the approval of the creditors from the financial establishments committee. This was an extremely important decision. 28 creditors - out of the 35 present or represented - representing **72% of the Senior and Junior debt**, voted in favour of the restructuring proposals. This narrow majority* proves the significance of the efforts made by the creditors and the fact that it was not possible to ask more of them.

Next, on the same day, the committees of our major suppliers unanimously ratified the plan. This is an equally important sign of confidence which, in addition to the economies and progress we have made, strengthens our operations.

The third step was the vote by bondholders, who hold about a third of the debt. Here again **we received the majority necessary to move our restructuring plan** forward, although only by a very small majority in the Eurotunnel Finance Ltd vote. Some minority creditors who rejected the sacrifice required, continue to contest this result. **Thus, the creditors have accepted a reduction of more than £3 billion in the debt.** This is substantial and unprecedented.

The fourth and next step is **the decision by the Paris Commercial Court which has, under the framework of the Safeguard Procedure, the responsibility for approving the plan.** Overleaf you will find an extract from the conclusion presented to the Commercial Court by the Aministrateurs Judiciaires (Court appointed representatives). They clearly underline the balance that the plan represents and state that "(...) Groupe Eurotunnel should be able, in the future, to escape from the errors, in terms of traffic forecasts, which were prevalent at the time of the construction of the Tunnel, and also during the first financial restructuring in 1998. This is to say that the current forecasts appear sufficiently conservative as to be imbued with realism."

We have finalised the financing of the plan, reducing the interest payments by more than half, to less than £140 million, which can be compared to the estimated financial charges on the old debt which would have been around £320 million.

The offer approved by your Board is that put forwards by Goldman Sachs/Deutsche Bank, accompanied by Citigroup. The repayment of the capital, £52 million per year, will only begin in 2012.

The final step: the Exchange Tender Offer between Eurotunnel and the new entity, Groupe Eurotunnel. All the practicalities and technical aspects of the process will be published in a detailed prospectus, in accordance with the regulations set down by the market authorities at the time of its implementation. All this information will be communicated to you in time for you to take part.

By participating in this offer, you will exchange shares which today have no future - as a result of the meager value of our assets compared to the weight our debts - for new shares (one for one) which will benefit from **the reduction of more than half the debt** (£2.84 billion instead of £6.2 billion).

As for the percentage that you will finally hold in the new entity, it will not be until 2010, and then as a result of the number of Obligations Remboursables en Actions (ORAs) [convertible notes], that we are able to redeem before then, that we will be able to say. The key is to understand that this plan **will at last allow the company's real potential to shine through and, as a result, its value to increase.**

For you, shareholders, what is important is not the number of shares you hold but the overall value of your investment.

Eurotunnel now has new horizons opening before it, if you, its shareholders, share this view. We will be ready, with the clear and strong conviction that we can develop this company and redeem the maximum of the ORAs over the coming three years, in order to best protect your interests.

We must continue to work together with hope and with ambition for Eurotunnel.

Happy New Year 2007.

Jacques Gounon
Chairman and Chief Executive

** The required majority was 67%.*
NB: Exchange rate, £1=1.46635 €.

" News on line "
To receive Eurotunnel news updates, as well as subsequent letters to shareholders by email, register your email address at: www.eurotunnel.com/uk

To contact Shareholder Information Centre

Shareholder Information Centre
Terminal UK - Ashford Road - Folkestone - Kent CT18 8XX
@ shareholder.info@eurotunnel.com

www.eurotunnel.com

Tel: 08457 697 397
local rate number

The opinion of the court appointed representatives

Extract from the report of the Administrateurs Judiciaires sent to the Paris Commercial Court on 8 December 2006:

"The elaboration of a credible Safeguard Plan (...) could be compared to the theory of the "magic square" as it required, at one and the same time to offer the so called "Senior" creditors a treatment that would satisfy their rights, whilst providing a solution for the bondholders that would be more advantageous than that which they rejected in May 2006, whilst ensuring respect for the interests of the shareholders who had contributed so much to the initial financing of the cross channel fixed link and finally ensuring that the group's indebtedness remained compatible with its forecast cash flows. (...)The proposed Safeguard Plan, put to the creditors, constitutes a real point of equilibrium between many, often contradictory and sometimes antinomic demands.

(...) the Safeguard Plan (...) presents the merits of restructuring the debt to a level compatible with the capacity of the company to reimburse, but also presents the advantage of allowing operations to continue without modification of the levels of employment or working conditions.

(...) we propose that the Commercial Court approves this plan."

Maître Emmanuel Hess and Maître Laurent Le Guernevé

Results of the creditor votes [1]

YES to the Safeguard Plan

The vote by the creditor committee, 27 November


72%
Minimum required 67%
28 votes
Minimum required 50%
Debt
Financial establishments

ANALYSIS

- Quorum reached with 28 votes in favour out of 53 creditors, representing 72% of the debt.

■ **A positive vote by a narrow majority: an important effort made by the creditors.**

The vote by the bondholders, on 14 December


82.17%
Minimum required 67%
102 votes
Minimum required 50%
Debt
France Manche SA**


69.22%
Minimum required 67%
88 votes
Minimum required 50%
Debt
Eurotunnel Finance Ltd**

- 102 votes in favour, representing 82.17% of bonds issued in Euros.
- 88 votes in favour, representing 69.22% of bonds issued in sterling.

■ **These results represent an average approval by the bondholders of approximately 75.7% of the bond debt.**

** Voters are made up of registered bondholders and bearer bondholders who identified themselves to vote.*
*** Bonds issued in Euros by France Manche SA and in sterling by Eurotunnel Finance Ltd.*
(1) The vote was passed with the double majority of: 2/3 of the debt and 50% of the creditors.

Steps taken and forthcoming events

- **Since mid 2005** Negotiations with creditors within the framework of a waiver.
- **February 2006** Auditors initiate Alert procedure.
- **May 2006** Suspension of share trading in both UK and France.
- **31/05/06** Eurotunnel proposes a preliminary restructuring agreement, then a revised plan on 12/07.
- **27/07/06** EGM Cancelled.
- **02/08/06** Safeguard Procedure initiated by Paris Commercial Court.
- **31/10/06** Safeguard Plan proposals by Eurotunnel.
- **27/11/06** Vote in favour by Eurotunnel creditors (credit establishments and suppliers).
- **14/12/06** Vote in favour by Eurotunnel bondholders.
- **18/12/06** Administrateurs Judiciaires present plan to Commercial Court.
- **15 January 2007** Order of the Commercial Court and potential appointment of a Supervisory Judge to oversee the implementation of the plan.
- **1st quarter 2007*** Validation and publication of the 2005 and 2006 accounts, Exchange Offer launched creation of Groupe Eurotunnel SA.
- **April-May 2007*** 1st AGM of Groupe Eurotunnel SA.

* Provisional dates

NEWS

Issued 30 December 2006

VOTING RIGHTS ANNOUNCEMENT

EUROTUNNEL PLC/EUROTUNNEL SA

In conformity with the Transparency Directive's transitional provision 6, Eurotunnel would like to notify the market of the following:
The shares of Eurotunnel PLC and Eurotunnel SA are listed together in the form of Units comprising one Eurotunnel PLC share and one Eurotunnel SA share.
The total number of Units with voting rights is 2,546,164,213.
Therefore the total number of voting rights in Eurotunnel PLC/SA is 2,546,164,213.

The above figure (2,546,164,213) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, EUROTUNNEL under the FSA's Disclosure and Transparency Rules.

N° 106/2006

For media enquiries contact:

John Keefe on + 44 (0) 1303 284491
Email: John.keefe@eurotunnel.com
For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

Regulatory Announcement

Go to market news section

Free annual report

Company	Eurotunnel PLC/Eurotunnel S.A.
TIDM	ETL
Headline	French Pay Agreement
Released	07:00 15-Jan-07
Number	4894P

12 January 2007
Immediate release

Eurotunnel signs pay agreement with French workers

Eurotunnel has today, 12 January 2007, signed a pay agreement for 2007 with all of the company's French Trades Unions. The agreement is for:

-A salary increase of 2.25%, backdated to 01 January 2007;

-An exceptional bonus of 200€, to be paid at the end of the financial restructuring (upon completion of the share exchange offer).

In parallel, an agreement on a profit sharing scheme which could reach 1000€for each of the years 2007, 2008 and 2009, will be concluded by the end of January 2007. This scheme is in line with the profit sharing scheme proposed by the company at the end of December 2005 and negotiated during 2006. The conditions attached to this scheme will be presented at the next meeting of the company's Comité d'entreprise (French company council)

N° 001/2007

For media enquiries contact the Press Office on + 44 (0) 1303 284491.
Email: Press@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

END

Close

NEWS

15 January 2007

Immediate release

Paris Commercial Court Approves Eurotunnel Safeguard Plan

In its judgements dated 15 January 2007, the Paris Commercial court has approved the safeguard plan put forward by Eurotunnel with the support of the court-appointed representatives to the company and to the creditors.

Eurotunnel welcomes with great satisfaction this immediately enforceable decision, which lifts the shackles of its debt, preserves the integrity of the concession and allows it to look to the future with confidence. This decision is good for the company, its 2300 employees and its shareholders.

The financing of the plan has already been agreed, under excellent terms, with the banking consortium composed of Goldman Sachs/ Deutsche Bank/ Citigroup.

With the support of the court appointed supervisors *(Commissaires à l'Execution)*, Me Laurent le Guernevé and Me Valérie Leloup Thomas, Eurotunnel will now implement the plan during the course of the first half of 2007.

In real terms this means:

- The listing in Paris and London of the shares in a new parent company, Groupe Eurotunnel SA, the fulcrum of the restructuring;
- The issue of hybrid Notes Redeemable in Shares ("NRS") by an English law mirror company, Groupe Eurotunnel UK;
- The launch of an Exchange Tender Offer (ETO) by Groupe Eurotunnel SA for the shares in Eurotunnel Plc and Eurotunnel SA. The ETO will be the subject of a prospectus which must be approved by the market authorities.

At the same time, Eurotunnel will request that its auditors certify its 2005 and 2006 accounts, established on a going concern basis, with a view to publishing such accounts before the ETO is launched and to allow the lifting of the current suspension. To this end, the Paris Commercial Court has authorised Eurotunnel to extend the deadline for sending out notices of its general meetings until 31 March 2007.

N° 003/2006

For media enquiries contact the Press Office + 44 (0) 1303 284491.
Email: Press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

17 January 2007

Immediate release

Eurotunnel Traffic and Revenue in 2006

- **Revenue increased by 5% to £568 million**
- **Shuttle services revenue, Eurotunnel's core business, increased by 7%**
- **Almost 1.3 million trucks and more than 2 million passenger vehicles transported on Eurotunnel Shuttles**

In 2006 Eurotunnel has had an excellent year, recording revenues of £568 million, an increase of 5%, compared to the previous year at constant exchange rates. This growth is principally due to the results from Eurotunnel's Passenger and Truck Shuttle activities, the core business, which, for the second year in a row, has increased significantly: +7%, to £318 million.

The increase in Eurotunnel revenues comes at a time when the company no longer seeks to increase its volumes as a priority: the number of cars and trucks transported is now stable (-1%), by comparison to the preceding year.

Jacques Gounon, Eurotunnel Chairman and Chief Executive said:

"Eurotunnel has seen a significant growth in revenue from the now mature cross-Channel market, for the second year in a row. These excellent results are ahead of the business plan which has served as the foundation for the company's financial restructuring and are an encouraging indicator for the success of the safeguard plan".

Eurotunnel revenue

£ million	**2006**	**2005**	**%**	**2005**
	Un-audited	**Restated***	**Change**	**Reported**
Shuttle services	318	296	7%	295
Railways	240	235	2%	235
Transport activities	**558**	**531**	**5%**	**530**
Non-transport activities	10	11	-12%	11
Revenue	**568**	**542**	**5%****	**541**

*The figures for the year 2005 have been recalculated at an exchange rate of £1 = €1.462 to allow a direct comparison with 2006.

**Excluding the effect of payments under the Minimum Usage Charge (MUC), the pro forma increase in total revenues would have been 6%.

Total revenue for Eurotunnel, which includes both transport and non-transport activities, has reached £568 million in 2006. At constant exchange rates, this equates to an increase of 5% when compared to the previous year. (Eurotunnel revenue was in decline between 2002 and 2004). It rose by 1% between 2004 and 2005.

The Shuttle services which link Folkestone (UK) to Coquelles (France), carrying trucks or passenger vehicles are the main driver for this growth: their revenues have grown by 7% (to £318 million).

- The Passenger Shuttle service has played a substantial role in this performance in 2006: the company's new pricing approach has shown itself to be perfectly adapted to the market. It allows us to attract and develop customer loyalty in the most profitable segments.
- The transport of trucks remains Eurotunnel's spearhead and continues to generate the majority of Shuttle services revenue. Revenues are growing in phase with activities and have benefited appreciably from the end of the use of intermediaries in the sale of this service.

Revenues from the Railways are slightly higher (+2%) at £240 million. They include payments due under the Minimum Usage Charge (MUC), £65 million for 11 months of 2006. The ending of this arrangement on 30 November 2006, has deprived Eurotunnel £6 million of revenue compared with 2005. Pro forma, over 12 months, Eurotunnel's total revenue would have increased by 6%.

Non-transport revenue remains marginal.

Channel Tunnel Traffic

The quality of services offered by Eurotunnel, the speed, ease and reliability of its transport system, has led several million customers to choose Eurotunnel's Shuttle Services to cross the Channel in 2006.

Eurotunnel Shuttles

1,296,269 trucks, representing more than 17 million tonnes of goods, were carried on Eurotunnel Truck Shuttles in 2006 - volumes less than 1% below those for 2005 which was Eurotunnel's record year, largely due to the exceptional transfer of traffic from the port of Calais during the first half of 2005. Viewed against 2004, which offers a comparable reference point, truck traffic has increased by more than 15,000 units.

In a market which has been in long term decline, the Passenger Shuttle service attracted 2,021,543 cars (-1%) and 67,201 coaches (-13%) equal, to more than 7.5 million people.

Traffic volumes

	2006	2005	% Change
Truck Shuttles	1,296,269 trucks	1,308,786 trucks	-1%
Passenger Shuttles	2,021,543 cars* 67,201 coaches	2,047,166 cars* 77,267 coaches	-1% -13%

*Including motorcycles, vehicles with trailers, caravans and camper vans.

Railway traffic

7,858,337 passengers travelled through the Channel Tunnel on Eurostar* in 2006, constituting an increase of 5% by comparison to 2005. The growth in traffic, slowed by the terrorist attacks in London in July 2005, has taken off again in 2006. Eurotunnel, due to the mode of calculation of tolls, does not benefit from this increase in traffic. However, as a result of its decision to grant Eurostar priority over its own Shuttles for passage through the Tunnel, Eurotunnel has

contributed to the improvement in Eurostar punctuality, thus helping its principal customer to achieve its commercial strategy.

The railway companies' freight trains carried 1,569,429 tonnes of goods in 2006, 1% less than in 2005. This traffic remains well below the original forecasts and the capacity of the Channel Tunnel. Eurotunnel is examining, with the railway freight operators SNCF and EWS, the conditions which would enable this continuing decline to be reversed.

Railway volumes

	2006	2005	% Change
Eurostar	7,858,337 passengers*	7,454,497 passengers*	+5%
Freight trains (EWS/SNCF)	1,569,429 tonnes	1,587,790 tonnes	-1%

*The number of Eurostar passengers figuring in this table is that of passengers passing through the Tunnel and therefore excludes those who use Eurostar for travel between Paris-Calais and Brussels-Lille.

N° 004/2006

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Letter to shareholders



DEAR SHAREHOLDER,

The 15th of January 2007 has now become a milestone in Eurotunnel's history.

It is the day **the Paris Commercial Court approved the Safeguard Plan** which was put forward by the company with the support of the court appointed representatives (1). It is the day upon which the colossal debt which has threatened us with the risk of substitution or even liquidation was reduced by around £3 billion. This substantial effort made by the creditors was only achieved after a long struggle and through months of tough negotiations.

You will find the main lines of the plan, which has the support of the British and French Shareholder Committees, in the following pages (2). **The objective is now to implement it as speedily as possible, through the launch of an Exchange Tender Offer** (ETO) between the new Groupe Eurotunnel and the existing entities.

A number of creditors who remain hostile to such a significant debt write-off have launched numerous lawsuits, all of which they have, so far, lost. The more reasonable amongst them (Franklin, Oaktree) have now ceased their lawsuits, but the others have not yet understood that the process cannot now be stopped. It is important to stress that the systematic opposition to the plan by some shareholders or professional litigants seeking personal publicity, serves merely as a windfall for the creditors.

However, I am not prepared to allow this decision by the court to be compromised and, over the coming months, I will continue to work with the Board to ensure the future for your company.

There is still a great deal to do:

- **Obtain certification of the 2005 accounts from the auditors** (due to the continuing lawsuits, not all of the uncertainties have been lifted). The Paris Commercial Court has granted us until 31 March 2007 to send out the notices for the corresponding general meetings, and the same for the 2006 accounts.

- **Allow the re-listing.**

- Obtain the approval of the market authorities for the prospectus relating to the Exchange Tender Offer.

- **Obtain from the authorities (Europe, the two states, local government) a new vision of the Concession** and the improvement of our economic environment. It would not be unreasonable to envisage that before 2010, and for the remaining length of the Concession, Eurotunnel could thus generate up to approximately £305 million of extra economic value, which would enable you to take advantage of the free warrants included in the plan. Before the launch of the ETO, I will be able to give you more details of the projects involved but you should be aware that the French Customs have already agreed to pay us a £1.2 million subsidy for the renewal of the Euroscan (3) in Coquelles. The first time in the history of Eurotunnel that this has happened and a demonstration that all avenues are worth pursuing.

- Continue the recovery in the operations and continue to improve our profitability. **To this end, the 2006 results are very promising: the revenues for 2006 have increased by 5% to £568 million,** mainly due to Shuttle services, our core activity, which has recorded a 7% increase compared to 2005. During the year more than 2 million passenger vehicles and 1.3 million trucks were carried on Eurotunnel Shuttles. These results, which are above the forecasts in the business plan, allow me to be optimistic about the future.

So, dear Shareholder, no matter at what stage you chose to invest in Eurotunnel, whether at the outset (even if the "originals" are now few in number) or on the eve of the current suspension of trading, you can see that there are plenty of reasons to believe in the future of Eurotunnel.

One last comment on your investment: the stock markets like transparency and tranquillity. **With the new Eurotunnel and its reduced debt, your investment should find new horizons.** However, agitation and lawsuits destroy value. You can see how it is in your own interest therefore to support the implementation of the plan as approved by the Paris Commercial Court.

The decision of the court is applicable to all stakeholders, but, for you as shareholders, it is a just decision.

Let us remain confident for 2007. I wish you, once again, Happy New Year.

Jacques Gounon
Chairman and Chief Executive

(1) Court appointed representatives: Maîtres Emmanuel Hess et Laurent Le Guernevé. Creditors' representatives: Maîtres Valérie Leloup-Thomas et Jean-Claude Pierrel.

(2) The Safeguard Plan can be accessed via our website, www.eurotunnel.com. A more detailed document will be available for the launch of the ETO.

(3) Euroscan is the X-Ray machine used by the French customs as part of their security responsibilities for the control of trucks before they enter the Channel Tunnel.

The Safeguard Plan

The Plan represents the best balance possible between the expectations of the different stakeholders: shareholders, creditors, employees and suppliers.

It ensures the future of the company by four key measures:

1 A massive reduction and simplification of the debt structure

"The new Groupe Eurotunnel will have a substantially lower debt. For the first time in its history, Eurotunnel has the opportunity to benefit from a clean, lasting financial structure which will allow it to pursue its economic activity under the optimum conditions."

A SINGLE LONG TERM LOAN TO REPLACE ALL THE EXISTING LAYERS



Amount of current debt
on 30/09/2006, expressed in £ million
Senior debt 236
4th Tranche 127
6 187 £M
Tier 1A 740
Junior T1 540
Junior T2 891
Junior T3 1 772
Resettable Bonds 463
Participating Loan Notes 859
Stabilisation Notes 559
Amount of new debt
2 840 £M

fig. 1

Why a new loan?

A new Senior debt: a loan of £2.8 billion will allow Eurotunnel...

1 ... **to completely refinance with one loan the historic debt in the 4th Tranche, Tier 1, Tier 1A and Tier 2;**

2 ... **to offer cash to creditors in Tier 3 (old Junior debt) and to bondholders in exchange for their previous rights.** For Tier 3 this would be up to a maximum of £150 million, and for the bondholders, £90 million;

3 ... **to pay a part of the charges relating to the restructuring and the interest on the current debt, suspended, but not written off since 2 August 2006. Safeguard does not cancel interest on the historic debt but, in order to save financial charges,** the Plan has always allowed that, whilst the interest due to creditors down to Tier 2 will be paid, no interest would be due for late payment to creditors nor for the interests payable to bondholders up until 31 December 2006, nor to Tier 3 creditors from January 2007[1];

4 ... **finally, if necessary, to cover the costs required to ensure the proper working of the company's operations.**

[1] *In 2007, the NRS held by the Tier 3 creditors and the bondholders will carry interest from the 1st January.*

THE KEY POINTS OF THE NEW FINANCING AGREEMENT:

- **£2.8 billion of financing has been obtained from first rate institutions: Goldman Sachs/Deutsche Bank, with the possibility of Citigroup joining them.**
- **Several tranches of debt; all with long maturity periods and different interest rates:**
  - approximately 25% over 35 years, with interest rates linked to inflation
  - approximately 25% over 35 years at fixed interest
  - the residue over 43 years at variable rates of interest
- **The average annual interest rate will be approximately 5.5%.**
- **Annual interest charges on the financing are adapted** to the company's financial capacity with a cover ratio above 1.5 (cash flow available to service the debt / service of the debt).
- **Repayment of the capital will begin only in the 6th year** for the variable interest tranche, at a rate of £24 to £31 million per annum, and only in the 11th year for the other tranches.
- **Eurotunnel has already obtained the right to subscribe, at any time, to a new loan up to a maximum**

2 A realistic business plan with room to manœuvre

"Since June 2005, Eurotunnel has used a solid business plan as the basis for its negotiations with the creditors and as the foundation of its future financial structure. This sound plan, based on the results of operations for 2004 and 2005 was put together pragmatically. The excellent results seen in 2005 and 2006 confirm the solidity of this approach and the company's ability to do better than its objectives, thus breaking with the bad habits of the past."

THE BUSINESS PLAN OBJECTIVES



(in £ million)
626
264
201
62
139
537
268
199
60
139
555
283
198
58
140
2007
2008
2009
Revenue(1)
(Excluding MUC)
EBITDA(1)(2)
Financial charges(3)
Interest on NRS over 3 years
Interest on the new Senior debt

(1) Exchange rate £1 = € 1.4

(2) Earnings Before Interest, Taxation, Depreciation and Amortisation. This measure is widely used in the financial community to measure the on-going financial performance of a company it corresponds to (revenue - operating charges).

(3) Exchange rate £1 = € 1.46635

fig. 2

Financial charges the company can sustain and development perspectives

The financial charges on the old debt were estimated at £321 million for 2007; they will reduce to just £139 million in 2007, excluding the interest on the NRS, equivalent to £62 million for the first year and decreasing over the next two before disappearing.

From the 6th year, servicing the debt will cost approximately £191 million per annum, including the first repayments of the principal of around £24 to £31 million per annum.

In accordance with the company's business plan, these repayments should leave a positive cash flow, after servicing the debt which will enable the company to develop.

3 A new group starting from a clean slate

"Groupe Eurotunnel SA (GET SA) will launch an Exchange Tender Offer for Eurotunnel SA and Eurotunnel P.L.C., in order to simplify the current structure by uniting the French and British parent companies, but without touching the current Concession.

GET SA will become the pivot of the restructuring, whilst a British mirror company (Group Eurotunnel UK) will be responsible for the issue of the NRS."

The first step of implementation: the ETO

At the time of the ETO, which will be the subject of a detailed prospectus, the shareholders will be offered the opportunity to exchange their shares for shares in Groupe Eurotunnel SA (1 for 1) and warrants for shares. The new structure will also offer travel privileges equivalent to the current ones. Groupe Eurotunnel SA will be listed in Paris and London.

A consolidation of the shares is still planned for after the ETO. The decision will be taken by the new company and will allow for a mechanical increase in the nominal value of each share to finally extricate the shares from the "Penny Stock" category.

A renewal of Corporate Governance

The Board of GET SA will be composed of 11 Directors, of whom 7 will be proposed by the current Eurotunnel Board and 4 will be proposed by the initial holders of the NRS. In terms of Corporate Governance, certain clearly defined important decisions will need to be taken by qualified majority of 8 out of the 11 Directors. The Directors, no matter their origins, all carry the same responsibilities in terms of Corporate Governance and will be appointed for 3 years.

FOCUS ON FREE WARRANTS

During the ETO, shareholders who subscribe will be offered the majority of the free warrants issued at the time. 55% of these warrants will be reserved for participating shareholders and 45% for bondholders.

The warrants will be exercisable from June 2011, if an increase in the value of the company has been seen in the years 2008 to 2010. This increase is foreseen as a result of the authorities lifting some costs which are currently supported by Eurotunnel. The exercise of all the warrants would represent, for current shareholders, a potential further equity participation of 11%.

4 The Issue of Notes Redeemable in Shares (NRS)

*"These notes will be issued to an amount of **£1.275 billion**. Approximately 38% are uniquely redeemable in GET SA shares, and 62% are redeemable for cash over the 37 months following their issue and then by default in GET SA shares.*

The NRS are financial instruments for which a listing on a regulated market will be sought."

The NRS will be divided between:

- Shareholders who participate in the ETO and who wish to subscribe; they will have a priority allocation of up to £60 million. Any portion not taken up will be re-allocated to the creditors within the limits of the maximum amounts to which they have rights. ..
- The holders of Tier 3 Debt and the bondholders, as compensation for their current debt.

How will they work?

- The NRS will carry an annual interest of 3% (Non Callable NRS) or 6% (Callable NRS) **equivalent to an average annual rate of 5%**. The annual interest charge for the NRS, if there is no redemption during the period, will be approximately £62 million in the first year, diminishing subsequently until disappearing after 3 years.
- **The conversion of the non callable NRS into ordinary shares in GET SA will take place by tranche**, 5% after 13 months, 5% after 25 months and the residue after 37 months.
- **A maximum of 62% of the notes are, under certain circumstances, redeemable by GET SA in cash** (£787 million), over the 37 months following their issue, with a redemption premium of 40%. This facility has been introduced to reduce the incidence of dilution resulting from the conversion of NRS into shares; if these NRS are not redeemed for cash, they will automatically convert to shares after 37 months.
- **Regardless of whether they are redeemable in cash or in shares, GET SA will retain the option to purchase them in the open market.**

This mechanism has been conceived to allow current shareholders to retain control of the company until 2010. The final dilution, 4 years after the issue of the NRS, will be a function of the number of NRS redeemed for cash, or purchased by the company over the period. Mechanically, the more GET SA redeems NRS for cash, or purchases in the markets, the lower will be the dilution: **the part of the capital in GET SA held by current Eurotunnel shareholders will vary, in the 4th year, between 67% (if all the notes possible are redeemed for cash) and 13% (the absolute minimum if no NRS are redeemed for cash).**

FOCUS ON THE REDEMPTION OF NRS BY EUROTUNNEL

The purchase of NRS by Eurotunnel will be:
- either through subscription to further loans (line of credit up to £225 million);
- or by using available cash flows;
- or via one or more rights issues, to be decided by shareholders themselves when the conditions appear opportune.

This document has been produced to help shareholders familiarise themselves with the legal and financial restructuring of Eurotunnel and is only a simplified version of the key points of the Plan. A complete and detailed presentation will be sent to shareholders in the ETO Prospectus, validated by the market authorities.

To facilitate the reading of this document, figures are rounded in pounds sterling at an exchange rate of £1 = €1.46635 (unless otherwise stated).

Elsewhere, the values (exchange rates, interest rates...) presented in this document are those calculated during the approval of the financing plan by the Eurotunnel Board on 18 December 2006 on the basis of market conditions and the rates applicable at the time.

THE SAFEGUARD PLAN CAN BE ACCESSED VIA OUR WEBSITE, WWW.EUROTUNNEL.COM, WHERE THERE IS ALSO A "FAQs SECTION" AVAILABLE.

" News on line "
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NEWS

5 February 2007

Immediate release

First step towards implementing the Safeguard Plan:
Tier 3 creditors choose NRS or Cash Option

The safeguard Plan approved by the Paris Commercial Court on 15 January allows that in exchange for abandoning their debt, the holders of Tier 3 debt will receive Notes Redeemable in Shares (NRS) issued by the new company, Eurotunnel Group UK plc, and redeemable in ordinary shares in the new company Groupe Eurotunnel SA.

The plan also provides for this category of creditor to opt for a cash sum in place of receiving NRS, the decision to exercise this option having had to be notified to Eurotunnel by 31 January 2007.

Four holders of Tier 3 debt, representing approximately 32.5% of the total Tier 3 debt, c£575 million at face value at an exchange rate of £1 : €1.46635, have chosen to exercise the Cash Option.

The payment of the corresponding amount will, inter alia, be guaranteed according to the conditions set out in the plan, through the subscription for the NRS which would have been attributed to those creditors who have chosen to take the Cash Option, by some of the other holders of Tier 3 debt and some of the bondholders*. The creditors who are interested in subscribing for these NRS have until 14 February inclusive to exercise this option.

To guarantee the financing of the Cash Option, Eurotunnel signed a Cash Option Provider Agreement, on 30 January 2007, with Deutsche Bank and Goldman Sachs (these two institutions having committed to becoming Cash Option Providers for the Tier 3 debt when they made their financing proposal at the end of November 2006).

*Resettable Bonds, Participating Loan Notes and Stabilisation Notes.

N° 005/2006

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

15 February 2007

Immediate release

Development for Europorte 2:

Eurotunnel buys five Class 92 locomotives

In line with its development policy, Eurotunnel has acquired five series 92 ("Class 92") locomotives following a tender offer launched by Eurostar, the owner of a fleet of this type of engine.

The Class 92 locomotives are Tunnel compliant. The value of the acquisition is slightly above £2 million (equivalent to €2.9 million).

This investment demonstrates Eurotunnel's desire to develop cross-Channel rail freight and to make the most of it's know how in the sector through its subsidiary, Europorte 2.

These multi-current electric locomotives, built in the United Kingdom, between 1993 and 1996, by Brush and ABB (now Bombardier), have a maximum power of 5MW (6800 horsepower) and a top speed of 140 km/h.

Following a major service, these engines will join Eurotunnel's existing fleet of 57 shuttle pulling locomotives.

Jacques Gounon, Chairman of Eurotunnel and Europorte 2, said:

"It is our firm intention to contribute to the development of cross-Channel rail freight through our subsidiary Europorte 2. We will implement, with determination and pragmatism, a project which had not previously been brought to fruition. Europorte 2 will offer a simple and efficient service to cross-Channel customers".

N° 006/2006

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

EURO TUNNEL

19 February 2007

Immediate release

Second step of the Safeguard Plan:

Underwriting of available Tier 3 NRS

The NRS which have become available due to the take up of the Cash Option by four of the holders of Tier 3 (1) debt have been fully underwritten by the other holders of Tier 3 and by a large majority of the bondholders.

At this point, the monetisation of these NRS is therefore guaranteed through the cash made available by the creditors who have put themselves forward to underwrite the available NRS. Eurotunnel will not therefore be required to fund payment of the Cash Option.

A priority reserve of £60 million of NRS will be available to Eurotunnel shareholders who take part in the Exchange Tender Offer.

(1) Ref: Eurotunnel Press release dated 05 February 2007, "First step of the Safeguard Plan: Tier 3 Creditors take Cash Option".

N° 007/2006

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

NEWS

26 February 2007

Immediate release

Illegal immigrants: Decision in Eurotunnel's favour

Following the disturbances caused to its business by the intrusion of illegal migrants coming from the Sangatte centre between 2000 and 2002, Eurotunnel had petitioned the ad hoc Tribunal*, on 17 December 2003, under the legislation relating to the Concession**, to seek compensation for damages suffered.

In its ruling of 30 January 2007 published on 23 February 2007, the ad hoc Arbitration Tribunal has recognised Eurotunnel's right to compensation. The amount will be determined by the Tribunal at a later date.

The ruling, made public at the conclusion of the first phase, recognises that the two States, United Kingdom and France, must, under the terms of the Concession, *"take all measures (...) necessary for the operation of the fixed link by the concessionaires (...)"*. The Tribunal concludes that the concessionaires (The Channel Tunnel Group Limited and France Manche SA) have the right to be compensated for losses which result from the States defaulting on their responsibilities as those who have granted the concession.

The Tribunal must now set a timetable for the second phase of the procedure to determine the amount of loss and its compensation. In 2004, Eurotunnel estimated the loss over the period at £30 million, of which £17 million was security costs and £13 million was lost revenues. At 31 December 2006, the loss is estimated at around £35 million.

*Composition of the International Arbitration Tribunal which heard the petitions under the jurisdiction of the permanent court of Arbitration and in the premises of the Court of International Justice in the Hague:
Chairman: Professor James Crawford, Judges nominated by the Concessionaires: Maîtres Yves Fortier and Jan Paulson, Judge nominated by the French government: SE le Juge Gilbert Guillaume, Judge nominated by the British government: the most honourable Lord Millet
** ad hoc international Tribunal Arbitral as set out in article 19 of the Treaty of Canterbury, in article 40 of the Concession Agreement of 1986 and the Arbitration Protocol of 1987

NB: The Tribunal has also examined a petition which Eurotunnel joined to the process in December 2004, relating to the distortion of competition created by the excessive support received from the authorities by SeaFrance since 1998 in the form of recapitalisation, the use of the GIE fiscal status and the reimbursement of employer's contributions and other public guarantees. This additional request concerning SeaFrance was rejected because the Tribunal believed that the texts of the Concession agreement did not allow it to rule on this part of the litigation.

N° 008/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

NEWS

EURO TUNNEL

7 March 2007

Not for release before 7h30 UK time

2005 and 2006 results

on a going concern basis

2005: Net result a major loss

- **Impairment £1.75 billion**
- **Negative equity of £1.3 billion**

2006: Excellent operating results

- **Revenue up, to £568 million (+5%), with revenues from Shuttle activity up by +7%**
- **Excellent profitability from activities (operating margin / revenue), up four points to 59%**
- **Strong improvement in trading profit: +42% to £220 million**
- **Net loss due to the impact of financial charges: -£143 million**

A Safeguard Plan to avoid bankruptcy

2006 was a year devoted to restructuring of the company's operations and to negotiations with the creditors, initially to find a consensual agreement and subsequently, from 2 August onwards, in the context of a Safeguard Procedure. The Safeguard Plan put forward by the company was approved by the Paris Commercial Court on 15 January 2007.

The Joint Board of Eurotunnel approved the accounts for 2005 and 2006, on the basis of the Safeguard Plan, at its meeting, chaired by Jacques Gounon, on 6 March 2007.

The Auditors and Commissaires aux Comptes certified the accounts with matters of emphasis, notably regarding going concern. This depends upon the full implementation of the Safeguard Plan and, particularly, upon the success of the Exchange Tender Offer (ETO). If this was to fail, Eurotunnel would probably be put in liquidation.

2005 and 2006 results: net progress year on year

Prepared according to IFRS £ million	2006 Actual	2006/2005 % change	2005 Reported	2004 Restated	2005/2004 % change
Exchange rate €/£	**1.462**		**1.465**	**1.466**	
Shuttle services	318	+7%	295	285	+4%
Railways	240	+2%	235	234	-
Transport activities	558	+5%	530	519	+2%
Non-transport activities	10	-12%	11	19	-41%
Revenue	**568**	**+5%**	**541**	**538**	**+1%**
Operating costs	(233)	-4%	(242)	(251)	-4%
Operating margin	**335**	**+12%**	**299**	**287**	**+4%**
Depreciation	(115)		(146)	(159)	
Trading profit	**220**	**+42%**	**153**	**128**	**+19%**
Impairment	-		(1,750)	(336)	
Other operating income and (expenses)	5		(28)	(47)	
Operating profit / (loss)	**225**		**(1,625)**	**(255)**	
Net financial charges *	(368)		(346)	(332)	
Net loss	**(143)**		**(1,971)**	**(587)**	
Operating margin / revenue	*59%*	*+4 pts*	*55%*	*53%*	*+2 pts*

** Including the net cost of financing and debt service, other financial income and charges and income tax expense.*

Negative equity, but operations growing strongly

The 2005 accounts show negative equity of £1.3 billion, on 31 December 2005, following an impairment which reduced the asset value to £5.1 billion.
The operations, following a period of substantial reorganisation, were already showing significant improvement. The trading profit improved 19% compared to 2004, to £153 million.

In 2006, the operations were record making: revenue improved 5%, trading profit leapt by 42% to £220 million, and a corresponding profitability for activities of 59% (operating margin / revenue), up four points compared to 2005.

However, in the absence of a financial restructuring of the debt, the company was left with unsupportable financial charges (£368 million), which led to a net loss of £143 million. After restructuring, and assuming that this had taken place on 1 January 2006, the pro forma net result (that is to say with interest calculated on the basis of the new debt) would have been at break even for 2006, the final year of the MUC (Minimum Usage Charge).

Jacques Gounon, Chairman and Chief Executive declared, "*These excellent operating results clearly show that it will only be through the new company, Groupe Eurotunnel SA (GET SA), created as a result of Safeguard and the ETO, relieved of more than half of the current debt and with substantially reduced financial charges, that we will finally be able to remove the spectre of bankruptcy which threatened Eurotunnel in 2005.*"

Annexes:
Summary combined accounts for 2005 and 2006
Financial analysis of 2005 and 2006 accounts

N° 009/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491. Email: press@eurotunnel.com

*For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com*

www.eurotunnel.com

EUROTUNNEL'S

FINANCIAL ANALYSIS
AND
SUMMARY ACCOUNTS

2006

FINANCIAL ANALYSIS

Shuttle services revenues grew by 7% in 2006 and operating expenses reduced for the second year running, improving the operating margin compared to 2005 by a substantial 12%. Depreciation decreased significantly following the impairment charge at the end of 2005 and trading profit improved by 42%. Operating profit grew by £100 million, excluding the £1,750 million impairment charge in 2005. The net result in 2006 was a loss of £143 million compared to a net loss in 2005, excluding the 2005 impairment charge, of £221 million.

The results for 2006 and 2005 below have been prepared in accordance with International Financial Reporting Standards (IFRS). The table below and the commentary that follows should be read in conjunction with Eurotunnel's full Combined Accounts. The comparative figures for 2005 presented below have not been recalculated at a constant exchange rate as the euro/sterling combination rate for the income statements for the years ending 31 December 2005 and 31 December 2006 are so similar.

Analysis of result

£ million	**2006 Actual**	**2005 Reported**	**2006/2005 % change**
Exchange rate €/£	**1.462**	**1.465**	
Shuttle services	318	295	+7%
Railways	240	235	+2%
Transport activities	558	530	+5%
Non-transport activities	10	11	-12%
Revenue	**568**	**541**	**+5%**
Operating expenses	(150)	(144)	+3%
Employee benefit expense	(83)	(98)	-15%
Operating margin	**335**	**299**	**+12%**
Depreciation	(115)	(146)	
Trading profit	**220**	**153**	**+42%**
Impairment	-	(1,750)	
Other operating income and (expenses)	5	(28)	
Operating profit / (loss)	**225**	**(1,625)**	
Net cost of financing and debt service	(334)	(334)	
Other financial charges and income tax expense	(34)	(12)	
Net loss	**(143)**	**(1,971)**	
Operating margin / revenue	*59%*	*55%*	*+4 pts*

Revenue

For the second consecutive year, revenues improved: in 2006 they increased to £568 million, 5% above 2005.

In 2006, Shuttle revenues increased by 7% to £318 million. The Truck cross-Channel market has shown strong growth in 2006, and for the first time since 1998 the cross-Channel Car market has grown, albeit by a modest 1%.

The improvement in Truck Shuttle revenues of 7% was principally due to an increase in average yields, mainly as a result of the full year effect of the re-internalisation of the customers managed by an intermediary until 16 August 2005. The small decline in volumes in 2006 was due to the transfer of traffic to Eurotunnel during the first half of 2005 following the problems encountered at the port of Calais (damaged loading ramp, storms, strikes), and by the decision to reduce volumes from low-yielding small and medium accounts from Italy and Eastern Europe.

Passenger Shuttle revenues increased by 8% between 2005 and 2006, with car revenues increasing by 10% and coach revenues decreasing by 11%.

The increase in car revenues is due to 11% higher average yields in 2006 compared to 2005. Eurotunnel benefited from the positive effect of its dynamic pricing policy in 2006. Volumes reduced slightly in 2006 (-1%), having benefited in the first half of 2005 from the problems at the port of Calais. In 2006 Eurotunnel continued with its policy of capacity reduction.

The reduction in coach revenues in 2006 of 11% is mainly due to the decrease in volumes of 13%, which returned to a level more in line with 2004 (6% above 2004) in the absence of the significant transfer of traffic to Eurtounnel from the port of Calais that occurred in the first half of 2005. Average yields increased by a modest 2%.

Railways revenues, which remained protected by the Minimum Usage Charge (MUC) in the Railway Usage Contract until the end of November 2006, increased by 2% to £240 million for 2006. Revenue relating to the MUC protection amounted to £65 million in 2006 and £72 million in 2005. Excluding the MUC protection, the underlying increase in Railways revenues was 7% in 2006, resulting in part from the 5% increase in Eurostar passenger traffic travelling through the Tunnel. The growth in Eurostar traffic, which had been restrained in 2005 by the terrorist bombings and the Paris riots, began again in 2006. Rail freight tonnage transported through the Tunnel fell by 1% compared to 2005.

Revenue from non-transport activities decreased by £1m compared to 2005, to £10 million. This revenue consisted largely of retail revenues from the facilities available on the two terminals.

Operating margin

For the second consecutive year, operating costs reduced in 2006.

Operating expenses (excluding employee benefit expenses) increased by 3% to £150 million in 2006, compared to £144 million in 2005. The main increases were as follows:

- Energy costs increased by 25%, from £21 million in 2005 to £26 million in 2006, despite reduced consumption, principally as a result of the increase in electricity prices in the UK. In France, a contract was in place up to September 2006 which limited the annual increaseup to this date.
- Maintenance costs increased by 6%, from £22 million in 2005 to £24 million in 2006.
- Local taxes increased by 7%, from £20 million in 2005 to £21 million in 2006, largely as a result of the increase in the French *Taxe Professionnelle*, which was capped at 4% of the added value of the French companies, which in itself also increased.

These increases were partially offset by reductions in the following areas:

- A reduction of 11% in consumables, from £11 million in 2005 to £10 million in 2006.
- Expenditure on consultants reduced by 10% from £13 million in 2005 to £11 million in 2006 following the implementation of the operational restructuring.

Staff benefit expenses reduced by 15%, to £83 million in 2006 from £98 million in 2005. 2006 benefited from almost a full year of reduced staff costs as the voluntary redundancy plan departures were largely concentrated around the end of 2005, continuing into 2006. The average number of employees evolved in a similar fashion, with 2,379 in 2006 compared to 3,017 in 2005.

The combined effects of the increase in revenues and the reduction in operating costs led to an improvement in the operating margin, which increased by 12% from £299 million in 2005 to £335 million in 2006. The ratio of operating margin to revenue improved by 4 points, from 55% in 2005 to 59% in 2006.

Trading profit

The depreciation charge for 2006 decreased by £31 million to £115 million, following the impairment charge in 2005.

Improved revenues and reduced costs and depreciation charges have resulted in an improvement in trading profit of 42% in 2006.

Operating profit

In 2006, no further indication of impairment was identified by Eurotunnel following the charge of £1,750 million made in 2005.

Other operating income and expenses for the year was a net income of £5 million. This included an income of £98 million for the release of advances from the Railways that were received under the Minimum Usage Charge clause of the Railway Usage Contract following the expiry of the guarantee period, and expenses of £89 million relating to external costs associated with financial restructuring and the Safeguard Procedure.

The operating profit for 2006 was £225 million, compared to a profit of £125 million in 2005 excluding the impairment charge.

Net result

Following the decision by the Paris Commercial Court on 2 August to open Safeguard Procedure for the benefit of 17 of Eurotunnel's companies, all interest payments and debt repayments were suspended, and remained suspended at 31 December 2006. Eurotunnel has accrued for all the interest on its debt including that which under the Safeguard Plan is suspended, as well as for related default interest. However, the arrangements set out in the Safeguard Plan relating to the cancellation of interest on notes and default interest, have not been taken into account. In October 2006, the Court-appointed representatives (*Administrateur Judiciaires*) terminated the hedging contracts. Eurotunnel has recorded the end of these transactions and has accounted for the termination indemnity as set out in the Safeguard Plan.

Income from cash and cash equivalents reduced by £2 million, to £4 million in 2006. Interest charges increased from £289 million in 2005 (£243 million of interest on loans and £46 million for the effective rate adjustment) to £318 million in 2006 (£295 million of interest on loans and £23 million for the effective rate adjustment). Since the end of the Stabilisation Period on 31 December 2005, the Stabilisation Facility has carried interest, which in 2006 amounted to £29 million. The increase in interest on loans is also due to an increase in interest rates applicable within the framework of the existing Credit Agreements. Charges associated with the hedging contracts reduced from £51 million in 2005 to £19 million in 2006 as a consequence of the termination of the contracts.

Other financial charges of £34 million were incurred in 2006 compared to £12 million in 2005. This increase is mainly due to the provision for depreciation made to cover risks associated with certain financial contracts within the framework of the financial restructuring.

The income tax expense for 2006 of £178,000 relates to the minimal legal obligations in France and to taxation charges for the marketing subsidiaries created in 2005.

The net result for 2006 was a loss of £143 million, compared to a loss of £221 million in 2005 excluding the impairment charge.

Cash flow

£ million Exchange rate €/£	2006 Actual 1.489	2005 Reported 1.459
Net cash flow from trading	343	279
Other operating cash flows and taxation	(25)	(47)
Net cash inflow from operating activities	**318**	**232**
Net cash outflow from investing activities	(9)	(16)
Net cash outflow from financing activities	(238)	(276)
Increase / (decrease) in cash	**71**	**(60)**

The variation in the euro exchange rate used to combine the accounts had a negative effect on the operating result of £3 million.

The net cash inflow generated by Eurotunnel's operating activities was £318 million in 2006, compared to £232 million in 2005. This improvement is mainly the result of the higher operating margin as described above, together with a reduction of £22 million in other operating cash flows.

As a result of the Safeguard Procedure, the payment of outstanding amounts for goods, services, taxation and social security charges incurred prior to 2 August 2006 was suspended, and they remained suspended at 31 December 2006. This had a favourable effect on the cash flow situation at the end of 2006 of approximately £26 million.

The £7 million reduction in net investment expenditure in 2006 results from the reduction in expenditure on the locomotive upgrade programme, and from the reduced cash generated from the sale of land compared to 2005.

The net cash outflow from financing activities was £238 million in 2006, compared to £276 million in 2005. This decrease is explained by the absence of payments relating to debt service in accordance with the terms of the Safeguard Procedure under which Eurotunnel was placed with effect from 2 August 2006. This had a favourable effect on the cash flow in 2006 of approximately £75 million. In addition, in the period up to 2 August, interest rates used to calculate the interest rose significantly, which increased interest payments for this period.

SUMMARY COMBINED ACCOUNTS

Income statement (£'000)	At 31 December 2006	At 31 December 2005
Revenue *	567,600	541,464
Operating expenses	347,838	388,775
Trading profit	219,762	152,689
Impairment of property, plant and equipment	-	1,750,000
Other operating income and (expenses)	4,821	(27,663)
Operating profit / (loss)	224,583	(1,624,974)
Income from cash and cash equivalents	3,747	5,414
Cost of servicing debt (gross)	336,777	339,587
Net cost of financing and debt service	333,030	334,173
Other financial income and (charges)	(34,256)	(12,225)
Income tax expense	178	31
Loss for the year	(142,881)	(1,971,403)
Loss per Unit (in pence) **	(5.6)	(77.4)
Exchange rate €/£	1.462	1.465

** Including £64,821,000 in 2006 relating to the Minimum Usage Charge under the terms of the contract between the rail companies and Eurotunnel (2005: £71,996,000).*

*** There is no difference between the diluted loss per Unit and the loss per Unit.*

Balance sheet (£'000)	At 31 December 2006	At 31 December 2005
ASSETS		
Total non-current assets	4,978,467	5,194,159
Total current assets	271,284	195,185
Total assets	5,249,751	5,389,344
EQUITY AND LIABILITIES		
Total equity	(1,315,203)	(1,308,225)
Total non-current liabilities	17,613	6,286,193
Total current liabilities	6,547,341	411,376
Total equity and liabilities	5,249,751	5,389,344
Exchange rate €/£	1.489	1.459

Notes

1. The summary balance sheet and income statement are extracted from the Annual Report and Accounts of Eurotunnel which were approved by the Joint Board on 6 March 2007.

2. The balance sheet and income statement consist of the combination of the Consolidated Accounts of Eurotunnel P.L.C. together with Eurotunnel SA and its subsidiaries, applying exchange rates as described in the Annual Report and Accounts. The accounts have been prepared in accordance with IFRS accounting principles, under the historical cost convention and on the going concern basis (see note 4 below).

3. Loss per Unit: The basic loss per Unit for the year is calculated using the weighted average number of Units in issue during the year of 2,546,156,268 (2005: 2,546,114,213) and the loss for the year of £142,881,000 (2005: loss of £1,971,403,000). There is no difference between the diluted loss per Unit and the loss per Unit.

4. On the basis of the Safeguard Plan approved at the beginning of 2007 by the Paris Commercial Court and on the implementation of the financial restructuring, Eurotunnel's Combined Accounts were approved by the Joint Board on 6 March 2007 on a going concern basis. The validity of the going concern principle is dependant on the success of the implementation of the restructuring approved by the Paris Commercial Court. This involves, notably: the success of the Tender Offer, the Term Loan to be drawn and any legal action aimed at blocking the Safeguard Plan to fail. In the event that all of the elements of the Safeguard Plan are not put into place, Eurotunnel's ability to trade as a going concern would not be assured. The Combined Accounts would be subject to certain adjustments, the amounts of which cannot be measured at present. They would relate to the impairment of assets to their net realisable value, the recognition of liabilities and the classification of non-current assets and liabilities as current assets and liabilities.

5. The Auditors and *Commissaires aux Comptes* have reported on the 2006 Combined Accounts. Their report contained matters of emphasis relating to going concern, the valuation of property, plant and equipment, the consequences of the implementation of the Safeguard Plan on the Combined Accounts and the non-approval of the 2005 Combined Accounts.

IMPORTANT EVENTS AND DETAILED FINANCIAL AND LEGAL ASPECTS OF THE SAFEGUARD PLAN

Important events

Eurotunnel's 2006 revenues totalled £568 million, a 5% increase on the previous year. This increase in revenues occurred in the context where the company no longer seeks volumes as a priority and where the number of trucks and cars travelling onboard the shuttles was stable compared to the previous year.

Revenue from the operation of the shuttles which link Folkestone in the UK to Coquelles in France carrying trucks or tourist vehicles is the principal driver behind this growth; their revenue growing by 7% to £318 million in 2006, compared to £295 million in 2005:

- The Passenger Shuttle service accounted for a significant portion of this growth, with the new pricing policy proving well suited to developments in this market. The policy is helping to win and retain customers in the most valuable segments.
- Truck transportation remains Eurotunnel's spearhead, and continued to generate the majority of Shuttle service revenue. Truck revenues increased by 7%, due in particular to the decision to stop using intermediaries to market the service.

Revenues from the Railways are slightly higher (+2%) at £240 million. They include payments due under the Minimum Usage Charge (MUC), £65 million for 11 months of 2006. The ending of this arrangement on 30 November 2006 has deprived Eurotunnel of £6 million of revenue compared with 2005.

Eurotunnel's financial position

On 13 July 2006, the Joint Board decided to ask the Paris Commercial Court to place the company under its protection as part of a Safeguard Procedure (defined by French law 2005-845 of 26 July 2005). The Paris Commercial Court opened the Safeguard Procedure for 17 Eurotunnel companies on 2 August 2006.

In accordance with applicable laws, the Safeguard Procedure ended the alert procedure initiated by the *Commissaires aux Comptes* on 6 February 2006.

On 2 August 2006, Calyon and HSBC Bank plc, as the Agent Bank under the Credit Agreements, served notice of a default event relating to the Senior Debt, Fourth Tranche Debt, Tier 1A Debt, Tier 1 Debt, Tier 2 Debt and Tier 3 Debt, although they did not demand accelerated payment of the corresponding debts.

On 26 October 2006, the Joint Board approved, in accordance with the Safeguard Law, the terms of a Proposed Safeguard Plan devised by the company with the support of court-appointed judicial administrators and creditor representatives. The main aspects of this plan, the aim of which is to reduce debt by 54%, are as follows:

- The creation of a new parent company, Groupe Eurotunnel SA (GET SA), which will make a Tender Offer for Eurotunnel Units.
- The restructuring of the current £6.3 billion debt through the refinancing or restructuring of the various debt components. This will involve a new loan of £2.84 billion from an international banking consortium and the issue by GET SA of £1.275 billion of notes redeemable in shares (NRS). These NRS are redeemable in GET SA shares for a maximum term of three years and one month. 61.7% of these NRS are redeemable early in cash by the issuer.
- Current holders of Eurotunnel Units who tender their Units to the Tender Offer will, if they tender all their Units to the Offer and depending on how many NRS are redeemed in cash, receive at least 13% of GET SA's capital. They will be able to subscribe NRS up to a maximum nominal amount of £60 million and will receive share warrants exercisable at nominal value as part of the Tender Offer. They will also benefit from certain travel privileges.

On 18 December 2006, Eurotunnel's Joint Board approved the financing proposals for the Safeguard Plan drawn up by a consortium made up of Goldman Sachs and Deutsche Bank, which has since been joined by Citigroup. These proposals allow the Proposed Safeguard Plan to be financed in full through:

- a long-term loan of £1.5 billion and €1.965 billion, equal to a total of £2.84 billion, in the form of a traditional bank loan with a term of between 35 and 43 years depending on the tranche;
- the underwriting of the sterling- and euro-denominated NRS allotted to Tier 3 debt-holders in an amount equivalent to £965 million, allowing these debt-holders to receive cash instead of NRS if they so desire.

These proposals leave additional debt capacity of £225 million, allowing certain NRS to be redeemed in cash if required.

In its judgements dated 15 January 2007, the Paris Commercial Court approved the Proposed Safeguard Plan presented by Eurotunnel. Two Commissioners for the Execution of the Plan were appointed for a maximum term of 37 months.

More detailed financial and legal information about the Safeguard Plan is provided at the end of this note.

Safeguard Procedure: consequences on the financial statements and forecast cash flow in 2007

Impact on debt

The execution of the Safeguard Plan will lead to the restructuring of the current debt. As a result, medium- and long-term debt (non-current financial liabilities) has been reclassified as short-term debt (current financial liabilities).

Cancellation of interest-rate hedging contracts

In October 2006, the Court-appointed representatives (*Administrateur Judiciaires*) terminated the hedging contracts. Eurotunnel recorded the unwinding of these transactions and has accounted for amounts due to the parties to these contracts under the Safeguard Plan.

Other operating expenses

Costs of £189 million have been accounted for relating to the Safeguard Procedure and to the financial restructuring.

Impact on the cash position in 2006

As part of the Safeguard Procedure, the payment of £26 million of trade, tax and employment-related liabilities relating to the period prior to 2 August 2006 has been suspended. £75 million of debt service payments have also been suspended.

Forecast cash flow in 2007

Based on forecasts made in late January 2007, the cash position is sufficient to cover expenses arising from the complete and definitive implementation of the financial restructuring within the specified timeframe. The financial restructuring will also give Eurotunnel access to an additional €75 million facility to deal with contingencies.

Going concern

Based on the Safeguard Plan and the implementation of the related financial restructuring, Eurotunnel's Combined Accounts were approved by the Joint Board on 6 March 2007 on a going concern basis.

The company's status as a going concern depends directly on the success of the restructuring approved by the Paris Commercial Court. This requires: the Tender Offer to be a success, the Term Loan to be drawn and any legal action aimed at blocking the Safeguard Plan to fail.

- The Tender Offer requires a minimum acceptance rate of 60%. If the proportion of Units tendered to the Tender Offer is lower than 60%, and provided that GET SA has not abandoned this threshold in accordance with applicable regulations, this Tender Offer acceptance condition would not be met.
- The drawing of the Term Loan, as with any credit agreement of this type, is subject to several conditions that must be met by 30 June 2007, some of which may fall outside of Eurotunnel's control. If these conditions are not met and if the lenders do not waive them, Eurotunnel would be unable to carry out the cash redemptions and payments specified by the Safeguard Plan.
- Eurotunnel has been, is currently and may in future be involved in certain administrative or legal procedures, particularly in France and the UK. Some of these procedures, if successful, could delay or threaten the implementation of the Safeguard Plan. Some note holders have lodged various legal actions challenging the decision of the Paris Commercial Court of 15 January 2007 to approve the Safeguard Plan. These actions relate principally to the manner in which the meetings were convened and conducted under the Safeguard Procedure. At this stage, these actions would not prevent the Safeguard Plan from proceeding.

Some aspects of the Safeguard Plan may have to be adjusted in order to be implemented effectively. The type and extent of these adjustments cannot be gauged at the moment. Such adjustments, if they became necessary, would fall under the regulatory framework governing the execution of the Safeguard Plan.

In the event that all of the elements of the Safeguard Plan are not put in place, Eurotunnel's ability to trade as a going concern would not be assured. The Combined Accounts would be subject to certain adjustments, the amounts of which cannot be measured at present. They would relate to the impairment of assets to their net realisable value, the recognition of liabilities and the classification of non-current assets and liabilities as current assets and liabilities. The asset value on liquidation has been estimated by the valuer/auctioneer appointed by the Safeguard Procedure at £890 million.

Negative equity

The recognition of impairment charges at 31 December 2005 caused Eurotunnel's main companies (EPLC, ESA, FM and CTG) to have negative total equity.

Under the Safeguard Plan, GET SA will reconstitute these companies' equity through the capitalisation of debt.

Litigation

Eurotunnel and the Railways (SNCF and British Railways Board) reached an agreement on 24 July 2006 ending the dispute that began in 2001 relating to the calculation of their contribution to the Channel Tunnel's operating costs.

This dispute was referred to a court of arbitration, which had issued a ruling for the period from 1997 to 2002. An initial partial agreement was reached in December 2005 between Eurotunnel and the Railways covering the period from 1999 to 2004.

Under the 24 July 2006 agreement, Eurotunnel agreed to reduce the Railways' contribution for the non-time barred years, and for 2003 and 2004, by an annual amount of £3 million, making a total of £15 million. It also agreed to set up a simple and fair system for sharing operating expenses from 2005 onwards.

The new agreement is definitive and brings to an end the various disputes concerning operating costs. It confirms the agreement relating to the years up to 2004, settles the 2005 financial year and sets out a lump sum mechanism for the majority of operating costs for each of the years from 2006 to 2014 inclusive. Consultation mechanisms were also put in place to determine the Railways' contribution to renewal investments that concern them.

Detailed financial and legal aspects of the Safeguard Plan

Under the Safeguard Plan:

- A new group structure will be set up, including the creation of GET SA, which will be central to the reorganisation. GET SA's ordinary shares will be listed for trading on Eurolist by Euronext™, included on the Official List of the United Kingdom Listing Authority and listed for trading on the London Stock Exchange.
- GET SA will make a Tender Offer allowing holders of Eurotunnel Units to receive GET SA ordinary shares and GET SA warrants in exchange for these Units.
- FM and EFL are the entities that contracted Eurotunnel's senior debt. They will take out a long-term loan that will enable, taking into account the cash flow available: (a) the refinancing of all current debt up to Tier 2; (b) to make cash payments to holders of Tier 3 debt and note-holders as set out in the Safeguard Plan; (c) to pay accrued interest on the current debt in accordance with the terms and limits set out in the Safeguard Plan; and (d) Groupe Eurotunnel to access a cash facility of more than €100 million to cover its operational requirements, including restructuring costs.
- A UK subsidiary of GET SA will issue notes redeemable in shares (NRS) for a total nominal amount of £571,042,142 and €1,032,248,700. The main characteristics of these NRS are as follows:
    - They will be automatically redeemed in GET SA ordinary shares between the 13th and the 37th month following their issue.
    - They will be divided into two series, i.e. NRS I and NRS II. NRS I notes will not be redeemable in cash, whereas the issuer may elect to redeem NRS II notes in cash.
    - The redemption price of the NRS that the issuer elects to redeem in cash will be 140% of nominal value.
    - NRS II notes redeemable in cash will carry interest at 6% per year, while NRS I notes not redeemable in cash wil pay interest at 3% per year.
    - Holders of Eurotunnel Units who tender their Units to the Tender Offer will be able to subscribe for NRS up to a maximum nominal amount of £60 million.
    - Under the Safeguard Plan, NRS will be allotted to:
        - Holders of Tier 3 debt, up to £430,523,751 and €783,729,300, in return for assigning all of their Tier 3 debt claims to the issuer of the NRS;
        - Note-holders, up to £104,827,303 and €183,547,000, in return for assigning all of their note claims to the issuer of the NRS; and
        - Tier 3 Cash Option Arrangers, for an amount of £35,691,088 and €64,972,400, pursuant to their undertaking to arrange the Tier 3 cash option.
    - The NRS will be listed for trading on Eurolist by Euronext™.
- As holders of capital securities in GET SA, Tier 3 debt-holders and note-holders who own NRS will be granted certain specific corporate governance rights (until all of NRS are redeemed in GET SA ordinary shares) through a preferred share issued by GET SA. This preferred share will be owned by a UK-registered company, owned in turn by Tier 3 debt-holders and note-holders who own NRS.
- Monetisation arrangements will be put in place for NRS, allowing Tier 3 debt holders to exercise the Tier 3 cash option instead of receiving NRS, and allowing other Tier 3 debt-holders and note-holders to finance the corresponding cash payment by subscribing in cash the NRS to which the Tier 3 debt-holders exercising the Tier 3 cash option were entitled. Four Tier 3 debt-holders representing €397,146,552.43 and £304,606,625.20 of the Tier 3 debt have elected to exercise the cash option. The NRS that became available as a result have been fully subscribed by other Tier 3 debt-holders and by a large proportion of note-holders.

- GET SA will issue GET SA warrants exercisable in the event of additional value crystallising in Groupe Eurotunnel. The warrants will be listed on Eurolist by Euronext™. 55% of them will be allotted to Unit-holders tendering their Units to the Tender Offer and 45% to note-holders.
- ESA and EPLC's capital structure will be reorganised as soon as the Tender Offer closes. This will involve the UK subsidiary of GET SA that issues the NRS capitalising some or all of the Tier 3 assigned to it as part of the Safeguard Plan. This capitalisation of debt will take the form of ESA and EPLC capital increases reserved for this UK subsidiary of GET SA. In addition, similar debt capitalisation transactions will be carried out for FM, CTG and EFL.

The Combined Accounts for 2005, which were approved by the Joint Board on 6 March 2007 and were included in the opening balance sheet at 1 January 2006, will be submitted to shareholders who will be called upon to approve the 2005 and 2006 accounts. The loss for 2005 is included in the retained earnings at 1 January 2006.

EUROTUNNEL'S

FINANCIAL ANALYSIS
AND
SUMMARY ACCOUNTS

2005

FINANCIAL ANALYSIS

Revenues from the Shuttle business increased by 4% compared to 2004 despite continued intense competition in the cross-Channel market. Operating expenses and employee benefit expenses decreased by 4% and depreciation decreased by £13 million. The resulting trading profit improved by 19%. An impairment charge of £1,750 million was made in 2005 and other operating expenses reduced significantly compared to 2004, leading to an operating loss of £1,625 million in 2005 compared to a loss of £255 million in 2004. The net loss in 2005 was £1,971 million, compared to the loss of £587 million in 2004. Excluding the 2005 and 2004 impairment charges (£1,750 million and £336 million respectively), the net result improved by £30 million.

With effect from 1 January 2005, Eurotunnel is required to apply International Financial Reporting Standards (IFRS) when preparing its accounts. The accounting principles now being applied by Eurotunnel are described in note 2, and the impact of the new accounting principles are described in note 23, to the 2005 Combined Accounts.

The comparative figures for 2004 in the table below have been restated to reflect the adoption of IFRS, but have not been recalculated at a constant exchange rate as the euro/sterling combination rate for the income statements for the years ending 31 December 2005 and 31 December 2004 are so similar. The tables and commentary below should be read in conjunction with the Eurotunnel's full Combined Accounts.

Analysis of result

£ million	**2005 Actual**	**2004 Restated[1]**	**2005/2004 % change**
Exchange rate €/£	**1.465**	**1.466**	
Shuttle services	295	285	+4%
Railways	235	234	-
Transport activities	530	519	+2%
Non-transport activities	11	19	-41%
Revenue	**541**	**538**	**+1%**
Operating expenses	(144)	(146)	-1%
Employee benefit expense	(98)	(105)	-7%
Operating margin	**299**	**287**	**+4%**
Depreciation	(146)	(159)	
Trading profit	**153**	**128**	**+19%**
Impairment	(1,750)	(336)	
Other operating expenses	(28)	(47)	
Operating loss	**(1,625)**	**(255)**	
Net cost of financing and debt service	(334)	(336)	
Other financial (charges) and income and income tax expense	(12)	4	
Net loss	**(1,971)**	**(587)**	
Operating margin / revenue	*55%*	*53%*	*+2 pts*

[1] *Prepared under IFRS as described in note 2 of the 2005 Combined Accounts.*

Revenue

Shuttle services revenues improved by 4% to £295 million compared to 2004.

The 10% increase in Truck shuttle revenues results principally from increased average yields following Eurotunnel's re-establishment of direct control over the sales and pricing policy for the small and medium accounts with effect from 16 August 2005, and to the positive effect of Eurotunnel's new strategy for its truck customers. This increase in prices has been accompanied by a 2% increase in volumes which was in part due to the problems at the port of Calais during the first half of 2005 (collapsed loading ramp, storms, strikes), partially offset by the decision to reduce volumes from low-yielding small and medium accounts from Italy and Eastern Europe.

In total, Passenger shuttle revenues reduced by 5%: car revenues fell by 6% whilst coach revenues increased by 15%.

The decrease in car revenues is as a result of the combination of the 3% decrease in volumes in a context of significantly reduced capacity from September 2005, and 4% lower average yields due to market price competition.

In contrast, coach revenues increased by 15% as a result of the 22% increase in volumes which was mainly due to a significant transfer of coaches to Eurotunnel during the disruptions at the port of Calais at the beginning of 2005 and which continued after these problems had been resolved, and, to a lesser extent, to the strong growth in Eastern European traffic The effect of this increase in volumes was partially offset by a decrease in average yields of 6%.

Railways revenue remained stable at £235 million (£234 million in 2004) and remains protected until the end of November 2006 by payments under the provisions of the Minimum Usage Charge (MUC) in the Railway Usage Contract which in 2005 amounted to £72 million. The number of Eurostar passengers travelling through the Tunnel increased by 2%. Volume growth was restrained by the terrorist bombings in London in July 2005 and the riots in France in October 2005. Rail freight volumes carried through the Tunnel fell by 16%.

Revenues from non-transport activities amounted to £11 million, down 41% compared to 2004 (£19 million) mainly as a result of a reduction in of land revenues in 2005.

Total revenue in 2005 was £541 million, an improvement of £3 million compared to 2004.

Operating margin

Operating expenses (excluding employee benefit expenses) reduced by 1% to £144 million in 2005, compared to £146 million in 2004. The main increases were as follows:

- Consumables increased by 50% from £8 million in 2004 to £11 million in 2005, largely due to increased usage as a result of the rail replacement programme which began in 2005.
- The cost of energy increased by 17% from £18 million in 2004 to £21 million in 2005, despite the decrease in traffic. This is mainly explained by higher UK electricity prices, which increased significantly in October 2004, and which increased further in October 2005. In France, electricity prices were covered by a contract up until September 2006, which limited the annual increase up until this date.
- Communication and consultancy costs increased by 17% from £17 million to £20 million, following an increased usage of external consultants during the operational restructuring, and higher costs for the annual general meetings.

These increases were partially offset by decreases in the following areas:

- Maintenance costs reduced by 13% from £26 million in 2004 to £22 million in 2005.
- Insurance costs reduced by 16% from £11 million to £9 million as a result of lower insurance premiums.
- The cost of temporary staff reduced by 86% from £3 million in 2004, to under £0.5 million in 2005 as a result of the operational restructuring and the reduction in capacity.

Staff benefit expenses reduced by 7% to £98 million in 2005, compared to £105 million in 2004. This reduction was proportionate to the reduction in average staff numbers, which reduced from 3,269 in 2004 to 3,017 for 2005. As part of the operational restructuring, the number of staff employed by Eurotunnel reduced during 2005, particularly at the end of the year, as a result of the voluntary redundancy plan.

The combined effects of the increase in revenue and the reduction in operating expenses have led to an improved operating margin, which increased by 4% to £299 million for 2005 (2004: £287 million). The ratio of operating margin to revenue improved by 2 points, from 53% in 2004 to 55% in 2005.

Trading profit

Depreciation charges reduced by 8% in 2005 as a result of the impairment charge made in 2004.

Improved revenues and decreased operating expenses and depreciation charges have generated the increase in trading profit of 19% in 2005.

Operating result

At 31 December 2005, Eurotunnel carried out a valuation of the value in use of its assets, corresponding to an implicit discount rate of 8.4% which led to an impairment charge of £1,750 million. The impairment charge at 31 December 2004 was £336 million, and corresponded to an implicit discount rate of 7.2%. Impairment charges have no impact on Eurotunnel's liquidity position.

In 2005, other operating expenses totalled £28 million relating principally to external costs associated with financial restructuring and to costs relating to the termination of certain contracts. A further provision of £12 million was made in 2005 to cover the costs of the operational restructuring.

The operating result in 2005 was a loss of £1,625 million, compared to a loss of £255 million in 2004.

Net result

The cost of servicing the debt remained stable (£289 million in 2005 compared to £288 million in 2004), and charges relating to hedging instruments went from £54 million in 2004 to £51 million in 2005.

Other financial charges and income was a net charge of £12 million in 2005 compared to a net income of £4 million in 2004. This variance is mainly due to a provision for depreciation to cover risks associated with certain financial contracts within the framework of the financial restructuring.

The only income tax expense incurred by Eurotunnel relates to the minimal legal obligations in France.

The net result for 2005 was a loss of £1,971 million compared to the loss in 2004 of £587 million. Excluding the impairment charges of £1,750 million in 2005 and £336 million in 2004, the net result improved by £30 million.

Cash flow

£ million Exchange rate €/£	2005 Actual 1.459	2004 Restated [1] 1.418
Net cash inflow from trading	279	293
Net cash outflow from other operating activities and taxation	(47)	(14)
Net cash inflow from operating activities	232	279
Net cash outflow from investing activities	(16)	(28)
Net cash outflow from financing activities	(276)	(282)
Decrease in cash	**(60)**	**(31)**

[1] *Prepared under IFRS as described in note 2 of the 2005 Combined Accounts.*

The variation in the euro exchange rate used to combine the accounts had a negative effect on the operating result of £4 million.

The net cash inflow from trading was £279 million in 2005, down £14 million compared to 2004. Eurotunnel made a payment of £5 million in 2005 to make good part of the deficits in Eurotunnel's UK pension funds. The increase in other operating cash outflows compared to 2004 is due to expenditure during 2005 on the operational restructuring.

Following the decrease in cash inflow from trading of £14 million and the increase of £33 million in other operating cash outflows, the net cash inflow from operating activities decreased by £47 million between 2004 and 2005.

The net cash outflow from investing activities was £16 million in 2005 compared to £28 million in 2004. This decrease was due to a reduction in capital expenditure of £6 million and an increase in 2005 in cash received from land sales.

The net cash outflow from financing activities was £276 million in 2005, a decrease of £6 million compared to 2004. Interest paid on bank debt reduced by £18 million as a result of a decrease in payments relating to the Junior Debt. The net interest paid on hedging contracts went from £36 million in 2004 to £48 million in 2005. During 2005, the average interest rates for part of the variable rate sterling-denominated debt went below the floor rates and therefore generated additional charges.

SUMMARY COMBINED ACCOUNTS

Income statement

(£'000)	At 31 December 2005	At 31 December 2004
Revenue	541,464	538,123
Operating expenses	388,775	410,277
Trading profit	**152,689**	**127,846**
Impairment of property, plant and equipment	1,750,000	335,810
Other operating expenses	27,663	47,518
Operating loss	**(1,624,974)**	**(255,482)**
Income from cash and cash equivalents	5,414	5,359
Cost of servicing debt (gross)	339,587	341,620
Net cost of financing and debt service	**334,173**	**336,261**
Other financial (charges) and income	(12,225)	4,343
Income tax expense	31	23
Loss for the year	**(1,971,403)**	**(587,423)**
Loss per Unit (in pence) *	(77.4)	(23.1)
Exchange rate €/£	1.465	1.466

* *There is no difference between the diluted loss per Unit and the loss per Unit.*

Balance sheet

(£'000)	At 31 December 2005	At 31 December 2004
ASSETS		
Total non-current assets	5,194,159	7,119,590
Total current assets	195,185	268,375
Total assets	**5,389,344**	**7,387,965**
EQUITY AND LIABILITIES		
Total equity	(1,308,225)	541,695
Total non-current liabilities	6,286,193	6,452,741
Total current liabilities	411,376	393,529
Total equity and liabilities	**5,389,344**	**7,387,965**
Exchange rate €/£	1.459	1.418

Notes

1. The summary balance sheet and income statement are extracted from the Annual Report and Accounts of Eurotunnel which were approved by the Joint Board on 6 March 2007.
2. The balance sheet and income statement consist of the combination of the Consolidated Accounts of Eurotunnel P.L.C. together with Eurotunnel SA and its subsidiaries, applying exchange rates as described in the Annual Report and Accounts. The accounts were been prepared for the first time in accordance with IFRS accounting principles, under the historical cost convention and on the going concern basis (see note 4 below).
3. Loss per Unit: The basic loss per Unit for the year is calculated using the weighted average number of Units in issue during the year of 2,546,114,213 (2004: 2,546,110,015) and the loss for the year of £1,971,403,000 (2004: loss of £587,423,000). There is no difference between the diluted loss per Unit and the loss per Unit.
4. On the basis of the Safeguard Plan approved at the beginning of 2007 by the Paris Commercial Court and on the implementation of the financial restructuring, Eurotunnel's Combined Accounts were approved by the Joint Board on 6 March 2007 on a going concern basis. The validity of the going concern principle is dependant on the success of the implementation of the restructuring approved by the Paris Commercial Court. This involves, notably: the success of the Tender Offer, the Term Loan to be drawn and any legal action aimed at blocking the Safeguard Plan to fail. In the event that all of the elements of the Safeguard Plan are not put into place, Eurotunnel's ability to trade as a going concern would not be assured. The Combined Accounts would be subject to certain adjustments, the amounts of which cannot be measured at present. They would relate to the impairment of assets to their net realisable value, the recognition of liabilities and the classification of non-current assets and liabilities as current assets and liabilities.
5. The Auditors and *Commissaires aux Comptes* have reported on the 2005 Combined Accounts. Their report contained matters of emphasis relating to going concern and the valuation of property, plant and equipment.

IMPORTANT EVENTS

The new operational model

In 2005, Eurotunnel carried out a major operational restructuring.

The new Truck Shuttle strategy consists of giving priority to contract clients who provide a daily usage estimate. This allows Eurotunnel to enhance client satisfaction by adjusting capacity in line with demand. The reduction in capacity improved Truck Shuttle load factors. In addition, Eurotunnel has brought commercial business previously subcontracted to Transferry back in-house, enabling it to improve service quality for all clients throughout Europe. The partnership agreements between Eurotunnel and its agent for exploiting the EurotunnelPlus brand and services ended on 16 August 2005.

In operational terms, the reduction in transport capacity led to a fall of around 15% in the number of Truck Shuttle departures, without affecting service quality. The load factor improved substantially, from 59% in 2004 to 71% in 2005.

For the Passenger Shuttle service, a new pricing policy was introduced for the car business in June 2005. The new policy is to offer a more transparent reservation service, introducing journeys based on single fares, standard journeys not based on the length of stay, Flexiplus journeys that can be changed at no additional cost, dedicated payment booths and priority boarding. Passenger Shuttle capacity was substantially reduced in the second half of 2005, by around 25% compared to the second half of 2004. This improved the load factor and lowered costs.

In 2004, a provision of £36 million was made for the employee-related consequences of the operational restructuring and for the early cancellation of certain outsourcing contracts. An additional £12 million provision was booked in 2005 to cover the total number of staff departures following the negotiations with UK and French staff representatives which resulted in agreements based on negotiated voluntary departures. The voluntary departures continued in 2006.

Eurotunnel's financial position

On 13 July 2006, the Joint Board decided to ask the Paris Commercial Court to place the company under its protection as part of a Safeguard Procedure (defined by French law 2005-845 of 26 July 2005). The Paris Commercial Court opened the Safeguard Procedure for 17 Eurotunnel companies on 2 August 2006.

In accordance with applicable laws, the Safeguard Procedure ended the alert procedure initiated by the *Commissaires aux Comptes* on 6 February 2006.

On 2 August 2006, Calyon and HSBC Bank plc, as the Agent Bank under the Credit Agreements, served notice of a default event relating to the Senior Debt, Fourth Tranche Debt, Tier 1A Debt, Tier 1 Debt, Tier 2 Debt and Tier 3 Debt, although they did not demand accelerated payment of the corresponding debts.

On 26 October 2006, the Joint Board approved, in accordance with the Safeguard Law, the terms of a Proposed Safeguard Plan devised by the company with the support of court-appointed judicial administrators and creditor representatives. The main aspects of this plan, the aim of which is to reduce debt by 54%, are as follows:

- The creation of a new parent company, Groupe Eurotunnel SA (GET SA), which will make a Tender Offer for Eurotunnel Units.
- The restructuring of the current £6.3 billion debt (at 31 December 2006) through the refinancing or restructuring of the various debt components. This will involve a new loan of £2.84 billion from an international banking consortium and the issue by GET SA of £1.275 billion of notes redeemable in shares (NRS). These NRS are redeemable in GET SA shares for a maximum term of three years and one month. 61.7% of these NRS are redeemable early in cash by the issuer.
- Current holders of Eurotunnel Units who tender their Units to the Tender Offer will, if they tender all their Units to the Offer and depending on how many NRS are redeemed in cash, receive at least 13% of GET SA's capital. They will be able to subscribe for NRS up to a maximum nominal amount of £60 million and will receive share warrants exercisable at nominal value as part of the Tender Offer. They will also benefit from certain travel privileges.

On 18 December 2006, Eurotunnel's Joint Board approved the financing proposals for the Safeguard Plan drawn up by a consortium made up of Goldman Sachs and Deutsche Bank, which has since been joined by Citigroup. These proposals allow the Proposed Safeguard Plan to be financed in full through:

- a long-term loan of £1.5 billion and €1.965 billion, equal to a total of £2.84 billion, in the form of a traditional bank loan with a term of between 35 and 43 years depending on the tranche;
- the underwriting of the sterling- and euro-denominated NRS allotted to Tier 3 debt-holders in an amount equivalent to £965 million, allowing these debt-holders to receive cash instead of NRS if they so desire.

These proposals leave additional debt capacity of £225 million, allowing certain NRS to be redeemed in cash if required.

In its judgements dated 15 January 2007, the Paris Commercial Court approved the Proposed Safeguard Plan presented by Eurotunnel. Two Commissioners for the Execution of the Plan were appointed for a maximum term of 37 months.

Going concern

Taking into account the uncertainties relating to Eurotunnel's ability to meet its commitments within a timeframe compatible with its financial position, the *Commissaires aux Comptes* initiated a warning procedure on 6 February 2006 relating to ESA and FM, in accordance with French legislation. The *Commissaires aux Comptes'* special warning report is presented in the 2005 Annual Accounts.

The Joint Board was unable to gauge the company's status as a going concern, and was therefore unable to finalise the 2005 financial statements within the legal deadline.

Eurotunnel asked the Paris Commercial Court for, and obtained, authorisation to delay convening the shareholders' meeting to approve the financial statements until 31 December 2006. This deadline was later extended until 31 March 2007.

Based on the Safeguard Plan approved by the Paris Commercial Court in early 2007 and the implementation of the financial restructuring, Eurotunnel's Combined Accounts were approved by the Joint Board on 6 March 2007 on a going concern basis.

The company's status as a going concern depends directly on the success of the restructuring approved by the Paris Commercial Court. This requires the Tender Offer to be a success, the Term Loan to be drawn and any legal action aimed at blocking the Safeguard Plan to fail.

- The Tender Offer requires a minimum acceptance rate of 60%. If the proportion of Units tendered to the Tender Offer is lower than 60%, and provided that GET SA has not abandoned this threshold in accordance with applicable regulations, this Tender Offer acceptance condition would not be met.
- The drawing of the Term Loan, as with any credit agreement of this type, is subject to several conditions that must be met by 30 June 2007, some of which may fall outside of Eurotunnel's control. If these conditions are not met and if the lenders do not waive them, Eurotunnel would be unable to carry out the cash redemptions and payments specified by the Safeguard Plan.
- Eurotunnel has been, is currently and may in future be involved in certain administrative or legal procedures, particularly in France and the UK. Some of these procedures, if successful, could delay or threaten the implementation of the Safeguard Plan. Some note holders have lodged various legal actions challenging the decision of the Paris Commercial Court of 15 January 2007 to approve the Safeguard Plan. These actions relate principally to the manner in which the meetings were convened and conducted under the Safeguard Procedure. At this stage, these actions would not prevent the Safeguard Plan from proceeding.

Some aspects of the Safeguard Plan may have to be adjusted in order to be implemented effectively. The type and extent of these adjustments cannot be gauged at the moment. Such adjustments, if they became necessary, would fall under the regulatory framework governing the execution of the Safeguard Plan.

In the event that all of the elements of the Safeguard Plan are not put in place, Eurotunnel's ability to trade as a going concern would not be assured. The Combined Accounts would be subject to certain adjustments, the amounts of which cannot be measured at present. They would relate to the impairment of assets to their net realisable value, the recognition of liabilities and the classification of non-current assets and liabilities as current assets and liabilities. The asset value on liquidation has been estimated by the valuer/auctioneer appointed by the Safeguard Procedure at £890 million.

2005 financial statements

Asset value

Eurotunnel's assets are valued in accordance with IAS36, which defines an asset's recoverable value as the higher of fair value and value in use. Value in use is calculated by discounting projected future operating cash flows (after capital expenditure) and applying Adjusted Present Value methodology. This method takes into account assumptions regarding future cash flows and debt levels, as well as market interest rates during the Concession.

Applying IAS36 at 31 December 2004 gave assets a value in use that was £336 million lower than their net carrying value, leading to an impairment charge on property, plant and equipment for the same amount.

When the calculation at 31 December 2004 was made, there was uncertainty about the company's status as a going concern. It was made on the basis of cash flows based on operational and financial contracts in place at the time, and was made before the refinancing plan had been developed. In making its calculations, Eurotunnel assumed a level of debt £1.3 billion lower than that stated at the balance sheet date, with a corresponding increase in capital.

The calculation of value in use at 31 December 2005 took into account the Safeguard Plan, and used an implicit discount rate of 8.4%, as opposed to 7.2% in 2004. This led to a £1,750 million impairment charge.

The increase in the implicit discount rate was due to the new operational model's impact on specific asset risks (asset beta of 0.57 compared to 0.43 in 2004), and the new financing structure based on the Safeguard Plan, involving a new loan of £2.84 billion and the issue of NRS for an amount of £1.275 billion.

Relatively minor changes in assumptions would lead to material changes in the value in use. For example, a 0.1-point change in the implied discount rate would correspond to a change in the value in use of assets of approximately £92 million, and a 0.5-point change would change their value by approximately £489 million.

Financial liabilities

Financial liabilities are presented on the balance sheet in accordance with their contractual maturity. The execution of the Safeguard Plan in 2007 will substantially change the amounts, characteristics and maturity of this debt.

Negative equity

The recognition of impairment charges as described above caused Eurotunnel's main companies (EPLC, ESA, FM and CTG) to have negative total equity.

Under the Safeguard Plan, GET SA will reconstitute these companies' equity through the capitalisation of debt.

Litigations

Under the Railway Usage Contract dated 29 July 1987 between the Railways (SNCF and BRB) and Eurotunnel, the Railways are required to pay a contribution to the operating costs of Eurotunnel in each year. On 21 November 2001, the Railways initiated arbitration proceedings under the auspices of the International Chamber of Commerce, aimed at reducing the amount of this contribution, firstly for the years 1997 and 1998, and secondly for the years 1999 to 2002. The amount claimed by the Railways for all of these years together is estimated to be a maximum of £100 million.

In a first award made on 26 April 2002, the Arbitration Tribunal ordered the Railways to pay to Eurotunnel the full amount of the provisional contribution to its 2002 operating costs.

The Arbitration Tribunal, in a second partial award made on 30 January 2003, rejected the Railways' claim regarding the operating costs contribution for 1997 and 1998 on the basis that it was time barred. The Arbitration Tribunal, in a third partial award given on 4 May 2005:

- rejected the Railways' claim regarding the operating costs contribution for 2000 on the basis that it was time barred;
- rejected the Railways' claims on allegations of breach of contract by Eurotunnel;
- set out a number of clarifications on the interpretation of Usage Contract provisions regarding cost allocations, and on the practice of the parties in this respect.

The determination of the final amount of the operating costs contribution for non-time barred years will be carried out within the scope of the expert's mission as set out in the Usage Contract. In light of this award, Eurotunnel and the Railways met together at the end of 2005 to seek an amicable resolution to the dispute. An agreement was signed on 23 December 2005, by which Eurotunnel accepted a reduction of the Railways' contribution for the non-time barred years as well as for 2003 and 2004 for a lump sum of £3 million for each year (£15 million in total). This settlement agreement was reached on the condition that a definitive agreement would be reached before 31 May 2006 on a simplified and reasonable system of allocation of operating costs for future years with effect from 2005 inclusive. Should such an agreement not be reached by this date, the Railways would be obliged to repay the advance paid by Eurotunnel under the settlement agreement, and the expert's mission, which has been suspended until 31 May 2006, would re-commence. The Arbitration Tribunal, which remains constituted, would render a final award upon completion of the expertise, and would pronounce any potential condemnations against Eurotunnel and/or SNCF and BRB. The impact of the settlement agreement has been taken into account in 2005.

In 2006, Eurotunnel and the Railways came to a definitive agreement, on the basis of the above conditions.

Eurotunnel has reached a settlement agreement in the contractual dispute that started in 2004 between Eurotunnel and its agent Transferry. The impact of this settlement has been taken into account in 2005.

NEWS

7 March 2007

Immediate release

Board changes

Hervé Huas, director since April 2004 and non-executive director since April 2005, resigned from the Joint Board of Eurotunnel, with immediate effect, at a Board meeting last night.

The Board recorded his resignation.

N° 010/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

9 March 2007

Immediate release

Press release

Colette Neuville, member of the Joint Board of Eurotunnel and director of Eurotunnel PLC and The Channel Tunnel Group Limited since 15 December 2005, has today been co-opted director of Eurotunnel SA, of which she had been "Censeur". She replaces Hervé Huas, following his resignation.

N° 011/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

Not to be released or published in the United States, Canada, Australia or Japan

23 March 2007

Immediate release

New step in Safeguard Plan:

Exchange tender offer document filed with the AMF*

As part of the implementation of the Safeguard Plan approved by the Paris Commercial Court on 15 January 2007, and in accordance with its terms, Eurotunnel and Groupe Eurotunnel SA (GET SA), the new group holding company, have carried out the necessary steps for an exchange tender offer to be launched by GET SA for Eurotunnel Units (each Eurotunnel Unit comprising one share of Eurotunnel PLC and one share of Eurotunnel SA) (the "**Offer**").

The Boards of Directors of the group companies unanimously approved the provisions of the new long-term financing arrangements provided for in the Safeguard Plan and authorised the signing of the relevant debt documents on 20 March 2007. The Boards also unanimously approved the terms of the Offer to be launched by GET SA.

The Offer has been filed today with the AMF, following the filing of the registration document relating to GET SA and its subsidiary Eurotunnel Group UK PLC (EGP) with the AMF on 21 March 2007, with registration number i.07-021.

The terms of the Offer launched by GET SA and the related offer document are subject to formal approval by the AMF before the opening of the Offer for acceptances.

Unitholders tendering their Units to the Offer will receive for each Unit tendered:

- one ordinary share of GET SA, and
- one warrant to subscribe for ordinary shares of GET SA.

The minimum acceptance condition for the Offer is set at 60%.

Holders of Eurotunnel Units who tender them to the Offer during the initial offer period will have the right to subscribe in cash, and within certain limits, for notes redeemable in ordinary shares of GET SA ("**NRS**"). The terms under which this right can be exercised will be set out in the securities note, to be approved by the AMF.

The AMF is expected to approve the Offer and the securities note, which together with the registration document constitutes the prospectus relating to the issue by GET SA of ordinary shares and warrants to subscribe for shares as part of the Offer, and to the issue of the NRS to be issued by EGP as part of the Safeguard Plan, on 3 April 2007, as set out in attached regulatory announcement. On this basis, the Offer would open for acceptances on the day following publication of the AMF's notice to that effect.

ooooooooooooo

A summary of the terms of the offer document relating to the Offer is set out in **the attached regulatory** announcement which is being published in accordance with applicable market authority regulations.

The registration document filed on 21 March 2007 with the AMF under number i.07-021, pursuant to articles L412-1 and L621-8 of the French Monetary and Financial Code and to articles 211-1 to 216-1 of the AMF General Regulations and in accordance with the decision of the Financial Services Authority (FSA) dated 20 March 2007 and the decision of the AMF dated 21 March 2007, can be viewed in its French version on the AMF website (www.amf-france.org) and in both French and English on the Groupe Eurotunnel SA website (www.groupe-eurotunnel.com).

**Autorité des marchés financiers (French market regulator)*

N° 012/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

*Not for release, publication or distribution in or into the United States of America,
Canada, Australia or Japan*

Groupe Eurotunnel SA

Offer for Units comprising
one share of
Eurotunnel SA
and one share of
Eurotunnel P.L.C.

23 March 2007

Groupe Eurotunnel SA ("**GET SA**") hereby announces that it has today filed the terms of an offer (the "**Offer**") with the *Autorité des marchés financiers* in France (the "**AMF**") under which, subject to the approval of the AMF, GET SA will offer to holders of Eurotunnel units (the "**Units**", each Unit comprising one share of Eurotunnel SA ("**ESA**") and one share of Eurotunnel P.L.C. ("**EPLC**")) to acquire all of the outstanding Units. The terms of the Offer are contained in an offer document, a draft of which has been filed with the AMF today and is available from the AMF and GET SA, and which will be published in final form following approval by the AMF of the terms of the Offer.

The Offer will be made on the following basis: one ordinary class A share of GET SA ("**GET SA Ordinary Share**") and one warrant to subscribe for GET SA Ordinary Shares ("**Warrant**") for each Unit tendered to the Offer. The terms of the GET SA Ordinary Shares are described in Annex I A, and the terms of the Warrants are described in Annex I C, of the registration document relating to, among other matters, the GET SA Ordinary Shares and Warrants which was filed with the AMF on 22 March 2007 under number i.07-021 (the "**Registration Document**").

Copies of the draft offer document (in English and French) and of the Registration Document (and of an English translation of the Registration Document) are available free of charge at the registered offices of Groupe Eurotunnel SA - 19, Boulevard Malesherbes, 75008 Paris, of Eurotunnel SA, 19, Boulevard Malesherbes, 75008 Paris and of Eurotunnel P.L.C. - UK Terminal, Ashford Road, Folkestone, Kent, CT18 8XX, UK. The draft offer document and the Registration Document can also be viewed on the websites of the AMF (www.amf-france.org) and, in both English and French, of GET SA (www.groupe-eurotunnel.com). This press release can also be viewed on the website of GET SA (www.groupe-eurotunnel.com).

1. Background to the Offer

The Offer is being made, as provided for in the safeguard plan approved by the Commercial Court of Paris on 15 January 2007 (the "**Safeguard Plan**"), as part of the reorganisation of Eurotunnel and the restructuring of its debt as described in Chapter 5 of the Registration Document (the "**Reorganisation**"). The purpose of the Reorganisation is substantially to reduce the amount of Eurotunnel's debt in order to enable Eurotunnel to continue its business, ensure the stability of the group and its future development and maintain the existing levels of employment within Eurotunnel. Further details of the Reorganisation and the Safeguard Plan are set out in Chapter 5 of the Registration Document.

If the Reorganisation is not completed, it is not certain that Eurotunnel could continue as a going concern. In particular, Eurotunnel believes that it would not be able to meet its payment obligations with respect to its current debt. Eurotunnel has been subject to laws and regulations in France relating to the protection of businesses in financial difficulties, and accordingly failure of the Reorganisation would be very likely to result in the exercise of the right of substitution contained in the Concession Agreement entered into on 14 March 1986 pursuant to which France-Manche SA ("**FM**") and The Channel Tunnel Group Limited ("**CTG**"), subsidiaries of respectively ESA and EPLC, operate the fixed link across the Channel (which right of substitution is described in Chapter 23 of the Registration Document) or in the insolvent liquidation of the Eurotunnel companies.

The successful implementation of the Reorganisation depends on a number of factors, some of which are not under the control of Eurotunnel, one of which is the result of the Offer. The success of the Offer (as part of the successful implementation of the Safeguard Plan) is therefore in the interests of Eurotunnel and its various stakeholders, including the holders of Units ("**Unitholders**"), employees, suppliers and customers. Paragraphs 4.1 and 21.7.1 of the Registration Document describe, respectively, the risk factors and litigation relating to the Safeguard Plan and the Reorganisation.

2. GET SA's intentions for the coming 12 months

2.1 Business and operations

The Reorganisation is required as a result of the difficulties, mainly financial difficulties, faced by Eurotunnel. Consequently, implementation of the Reorganisation will not result in changes to Eurotunnel's operations and should not result in further changes to its business or its strategic plans.

Apart from certain support functions which are usually performed by a group holding company, and which it is intended will be transferred to GET SA, there is no intention to change the operating structure of the group or the locations of Eurotunnel's places of business, or to redeploy any fixed assets of the group as a result of implementation of the Reorganisation.

2.2 ESA and EPLC Recapitalisation Transactions and De-listing

In accordance with the Safeguard Plan, extraordinary general meetings of the shareholders of ESA and shareholders of EPLC will be held after the date on which the consideration due under the Offer will be issued to Unitholders who have accepted the Offer (the "**Settlement Date**"). These meetings will consider approving the issue of shares by ESA and EPLC to Eurotunnel Group UK p.l.c. ("**EGP**"), a subsidiary of GET SA, to be effected by capitalising part of the debt of Eurotunnel acquired by EGP on the Settlement Date under the terms of the Reorganisation, and in respect of which ESA and EPLC will have agreed to become direct debtors in place of FM and Eurotunnel Finance Limited ("**EFL**") respectively (the "**Recapitalisation Transactions of ESA and EPLC**").

The amount of debt used for the Recapitalisation Transactions of ESA and EPLC will be such as to: (i) comply with applicable laws; and (ii) ensure that GET SA will hold, directly or indirectly through EGP, at least 95 per cent. of the share capital of each of ESA and EPLC, which will optimise the future structure of the Eurotunnel group by enabling the creation of a new French tax group. The nominal value per ESA share is also expected to be reduced to 0.01 euro.

As part of the Recapitalisation Transactions of ESA and EPLC or after they have been undertaken, Eurotunnel will also consider whether to carry out any transactions for the purpose of simplifying the capital and corporate structure of the group. As part of these transactions, GET SA may decide after the Settlement Date to apply for the cancellation of the listing of the Units on the Official List of the UK Listing Authority and of trading of the Units on the London Stock Exchange, Eurolist by Euronext™ Brussels, and, as appropriate, Eurolist by Euronext™ Paris, in accordance with applicable laws and regulations.

In any case, it is intended that, if GET SA has by virtue of its holdings and acceptances of the Offer acquired Units which carry at least 75 per cent. of the voting rights attaching to the ordinary share capital of ESA and EPLC, GET SA will procure the making of applications by ESA and EPLC both to the London Stock Exchange for the cancellation of trading of the Units on the London Stock Exchange's market for listed securities and to the UK Listing Authority for cancellation of the listing of the Units on the Official List of the UK Listing Authority.

In order to simplify the structure and the management of the debt transferred to EGP as part of the Reorganisation described in Chapter 5 of the Registration Document and which is not capitalised as part of the Recapitalisation Transactions of ESA and EPLC, it is intended to amend the terms of the debt. This debt will be repaid over time out of the operating cashflows of the Eurotunnel group following implementation of the Reorganisation.

The attention of Unitholders is drawn to the consequences of the Recapitalisation Transactions of ESA and EPLC which are described in paragraph 4.1 of the Registration Document ("Risks related to the implementation of the Safeguard Plan").

2.3 Dividend policy

ESA and EPLC have never paid a dividend. The transfer to ESA and EPLC of existing debt of FM and EFL, of which EGP will become the creditor, as described in Chapter 5 of the Registration Document, and the requirement for ESA and EPLC to service and repay this debt will have a long-term negative impact on the ability of ESA and EPLC to pay dividends.

One of the objectives of the Reorganisation is to enable GET SA to pay dividends to its shareholders in the future. However, as at the date of this announcement, it is not possible to determine when GET SA will be in a position to pay dividends.

2.4 Employees

In the light of redundancies made at the time of the operational restructuring of Eurotunnel carried out in 2005, GET SA does not intend to make any redundancies in connection with the implementation of the Reorganisation. Accordingly, GET SA expects the existing levels of employment within the Eurotunnel group to continue following implementation of the Reorganisation.

2.5 Share options

The Offer extends to any Units which are unconditionally allotted or issued as a result of the exercise of options granted under the Eurotunnel share schemes.

If the Offer is successful, GET SA will not be making any separate proposals to holders of options under the Eurotunnel share schemes to the extent that such options are not exercised in order to tender the underlying Units to the Offer.

GET SA intends to convene a meeting of its shareholders following the Settlement Date in order to propose a resolution authorising the implementation of a share option scheme in relation to GET SA Ordinary Shares.

2.6 Consolidation of the GET SA Ordinary Shares

GET SA also intends to convene a meeting of its shareholders to be held following the Settlement Date in order to propose a resolution approving the consolidation of GET SA Ordinary Shares.

3. Indicative Timetable

The UK Panel on Takeovers and Mergers (the "**Takeover Panel**") has agreed that the timetable relating to the Offer will be established by the AMF in accordance with the provisions of article 231-31 of the General Regulations of the AMF (the "**AMF General Regulations**"). The settlement of the consideration due under the Offer will occur on one single date, being the completion date of the Reorganisation in accordance with the provisions of the Safeguard Plan, which is currently expected to occur before the end of June 2007.

The dates on which the Offer will open and close for acceptances (including the dates between which the Offer will be reopened for acceptances if it is successful after the initial acceptance period) will be published by the AMF. In each case, GET SA will make an announcement of the relevant dates to a UK Regulatory Information Service as soon as practicable and in any event no later than 12 noon (London time) on the business day next following the publication of such dates by the AMF. The relevant information will also be published in the Belgian financial press. An indicative timetable for the Offer is set out below:

Indicative Timetable

21 March 2007	Registration of the Registration Document with the AMF
23 March 2007	Announcement of the Offer and filing/publication of the draft offer document
3 April 2007	Approval of the terms of the Offer and the offer document (*déclaration de conformité*) by the AMF and approval (*visa*) of the securities note relating to the issue and listing of the GET SA Ordinary Shares, Warrants and NRS (as defined below) by the AMF (the "**Securities Note**")
5 April 2007	Publication of the prospectus (comprising the Registration Document and the Securities Note) and of the offer document
10 April 2007	Offer opens for acceptances for an initial acceptance period
15 May 2007	Offer closes for acceptances at the end of the initial acceptance period (the "**Offer Closing Date**")
25 May 2007	Offer Results Date, being the date on which the AMF publishes whether the Offer has been successful after the initial acceptance period
28 May 2007	Offer opens for additional acceptances, if the Offer is successful
8 June 2007	Offer closes for additional acceptances
22 June 2007	Settlement Date

Unitholders should note that this timetable is indicative only. In particular, the Offer Closing Date and subsequent dates may vary depending upon the timetable established by the AMF.

4. Terms of the Offer and listings

The Offer will be made, on the terms and subject to the conditions to be set out in the final offer document, on the following basis:

For each Unit: .... One GET SA Ordinary Share
and
One Warrant

The Offer will extend to all Units unconditionally allotted or issued on the date of this announcement and any Units which are unconditionally allotted or issued pursuant to the exercise of options under the Eurotunnel share schemes before the Offer Closing Date and, if the Offer is successful after the initial acceptance period, before the end of the period during which the Offer is reopened for acceptances.. The total number of GET SA

Ordinary Shares and Warrants respectively that may be issued under the Offer is 2,582,824,991. Currently there are 22,500,000 GET SA Ordinary Shares and no Warrants in issue.

Units will be acquired under the Offer fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or paid after the date of the offer document.

Application has been made to Euronext Paris for the new GET SA Ordinary Shares to be admitted to listing and trading on Eurolist by Euronext™ Paris and application will be made to the UK Listing Authority and the London Stock Exchange for the new GET SA Ordinary Shares to be admitted to a secondary listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. Application has also been made to Euronext Paris for the Warrants to be admitted to listing on Eurolist by Euronext™ Paris. It is expected that such admissions will take effect and that dealings will commence in the new GET SA Ordinary Shares and Warrants on the Settlement Date.

No application has been made to Euronext Brussels for the new GET SA Ordinary Shares, or the Warrants, to be admitted to listing or trading on Eurolist by Euronext™ Brussels.

5. Specific Rights

5.1 Subscription Rights

As part of the Reorganisation, EGP will issue notes redeemable in GET SA Ordinary Shares ("**NRS**") to certain creditors of Eurotunnel as more particularly described in Chapter 5 of the Registration Document. Unitholders tendering their Units to the Offer during the initial acceptance period (i.e. before the Offer Closing Date) will also have the right to subscribe for NRS, up to a maximum aggregate nominal amount of £60 million. **However, these subscription rights do not form part of the consideration available under the terms and conditions of the Offer and, accordingly, Unitholders tendering their Units during the additional acceptance period will not be entitled to subscribe for NRS.**

5.2 Preferential travel tariffs

Unitholders should refer to paragraph 22.1.4 of the Registration Document for details of Eurotunnel travel privileges available to GET SA shareholders.

6. Conditions of the Offer

6.1 Acceptance condition

The Offer is subject to valid acceptances being received (and not withdrawn prior to the Offer Closing Date) in respect of not less than 60 per cent. of the Units outstanding on the Offer Closing Date, including for this purpose any such Units that are unconditionally allotted or issued before that date pursuant to the exercise of any outstanding subscription rights.

No revision of the 60 per cent. acceptance condition is currently envisaged. In any event, GET SA will not be entitled to reduce the minimum acceptance threshold to less than 50 per cent. of the Units outstanding on the Offer Closing Date (including for this purpose any such Units that are unconditionally allotted or issued pursuant to the exercise of any outstanding subscription rights) because (i) a 50 per cent. minimum acceptance condition is required by the UK City Code on Takeovers and Mergers (the "**Takeover Code**") and (ii) this threshold is necessary to ensure sufficient liquidity in the securities issued to accepting Unitholders. In addition, the reduction of this minimum acceptance condition would require the prior consent of the AMF.

If GET SA were able to reduce the acceptance threshold (subject as provided above) it would only do so by making a filing with the AMF, no later than five trading days before the Offer Closing Date, in which case it will make an announcement to a UK Regulatory Information Service as soon as practicable thereafter and in any event by no later than 12 noon (London time) on the next business day. An announcement will also be published in the Belgian press.

The exercise by GET SA of this right to reduce the acceptance threshold will not affect any previous or subsequent acceptance of the Offer, and all such acceptances will be treated as acceptances of the Offer with such reduced acceptance threshold.

6.2 Issue of GET SA Ordinary Shares and Warrants

The Offer is also subject to resolutions authorising the issue of the GET SA Ordinary Shares and Warrants to be issued under the terms of the Offer being duly passed at a meeting of the shareholders of GET SA.

For this purpose, on 20 March 2007, the board of directors of GET SA, after having approved the Offer, convened a meeting of the shareholders of GET SA to be held on 26 April 2007, being prior to the Settlement Date, in order to consider and, if thought fit, pass resolutions authorising:

- the issue of up to 2,582,824,991 GET SA Ordinary Shares to Unitholders who accept their Units to the Offer in part consideration for such Units; and
- the issue of up to 4,696,045,438 Warrants, 55 per cent. of which will be issued to Unitholders who accept their Units to the Offer in part consideration for such Units and 45 per cent. of which will be issued to certain creditors of Eurotunnel in accordance with the Safeguard Plan.

As the Offer is made pursuant to the implementation of the Safeguard Plan and as the Safeguard Plan requires all the steps in relation to creditors of Eurotunnel and Unitholders to occur simultaneously on the Settlement Date, under the terms of the resolutions referred to above the issue of the GET SA Ordinary Shares and Warrants to Unitholders under the Offer will be subject to the board of directors of GET SA receiving a copy of a report from the officials appointed by the Commercial Court of Paris to supervise the implementation of the Safeguard Plan (the "**Commissioners for the Execution of the Plan**") confirming that they have received confirmation that all aspects of the Reorganisation required to be implemented before the Settlement Date in accordance with the provisions of the Safeguard Plan have been completed (including the draw down of cash under a new term loan entered into by GET SA in connection with the Restructuring and the decisions authorising the issue of securities). Immediately following such confirmation by the Commissioners for the Execution of the Plan, the board of directors of GET SA will resolve to issue, pursuant to the shareholder resolutions referred to above, the GET SA Ordinary Shares and Warrants to be issued on the Settlement Date to Unitholders who have accepted the Offer.

6.3 Withdrawal and lapse of the Offer

In accordance with article 232-11 of the AMF General Regulations, GET SA may withdraw the Offer by no later than the Offer Closing Date if it becomes without object (*devient sans objet*) or if either ESA or EPLC adopts measures that modify their substance (*en raison des mesures qu'elle a prises, voit la consistance modifiée*). However, in either case, GET SA will only be entitled to withdraw the Offer with the prior consent of the AMF pursuant to article 232-11 of the AMF General Regulations.

In the event of a competing offer for ESA and EPLC being approved by the AMF, GET SA shall have the right to withdraw its Offer at any time within the 5 trading days following the publication by the AMF of the timetable for the competing offer.

6.4 Failure of the Reorganisation

If the directors of GET SA do not receive a copy of the report from the Commissioners for the Execution of the Plan referred to in paragraph 6.2 above by no later than the business day prior to the Settlement Date, or if the report does not confirm that the Commissioners for the Execution of the Plan have received confirmation that all aspects of the Reorganisation required to be implemented prior to the Settlement Date in accordance with the provisions of the Safeguard Plan have been completed, then the board of directors of GET SA will not, under the terms of the relevant shareholder resolutions, be authorised to issue the GET SA Ordinary Shares and Warrants on the Settlement Date, and as a result the Offer will lapse. **Accordingly, the Offer will only become effective if all steps necessary for the effective implementation of the transactions due to take place on the Settlement Date in accordance with the terms of the Safeguard Plan (including the funds being made available under the new term loan) have been completed by no later than the business day prior to the Settlement Date.**

Unitholders should note that the Takeover Panel has agreed to waive Rule 13 of the Takeover Code in respect of the Offer in the light of the matters referred to in paragraph 6.3 above and this paragraph 6.4 and that, accordingly, the Offer may lapse or be withdrawn by GET SA in circumstances that would not normally be permitted under the provisions of the Takeover Code. Likewise, the AMF have accepted that the condition relating to the issue of shares may result in the lapse or withdrawal of the Offer in circumstances that would not normally be permitted under the provisions of the AMF General Regulations.

7. Securities held by related parties

As at the date of this announcement, the directors of GET SA and their close relatives hold in aggregate 99,255 Units representing less than 0.005% of the Units in issue. They do not hold any options to subscribe for or acquire Units.

As at the date of this announcement, GET SA, ESA, EPLC and their subsidiaries do not hold any Units or shares of ESA or EPLC, other than Eurotunnel Trustees Limited, a subsidiary of CTG, which holds 58,528 Units. The Eurotunnel Employee Investment Fund holds 2,537,510 Units.

As of the date of this announcement, Natixis SA, which wholly owns IXIS Corporate & Investment Bank (a presenting bank of the Offer in France in accordance with the AMF General Regulations) holds 100,000 Units.

Save as set out above, neither GET SA, nor any of the directors of GET SA, nor, so far as GET SA is aware, any person acting in concert with GET SA has any interest in, or right to subscribe for, or has borrowed or lent (save for any borrowed Units which have been either on-lent or sold) any Units, nor does any such person have any short position or any arrangement in relation to the Units. An "arrangement" includes any indemnity or option arrangement and any agreement or any understanding, formal or informal, of whatever nature, relating to the Units which may be an inducement to deal or refrain from dealing in such securities.

8. Trading restrictions and dealing disclosure requirements

The trading restrictions and dealing disclosure requirements set out in both the AMF General Regulations and the Takeover Code apply in respect of the Offer. Unitholders should comply with both sets of restrictions and requirements regardless of how they hold their Units or in which jurisdiction they are located.

8.1 AMF General Regulations

Under article 231-7 of the AMF General Regulations, from the date of this announcement until the Offer Closing Date, all dealings in respect of Units must be executed on the regulated markets on which such Units are admitted to trading. Accordingly, off-market dealings or dealings otherwise than in the Units themselves are not permitted.

Under articles 232-18 and 232-19 of the AMF General Regulations, from the date of this announcement until the Settlement Date, GET SA, ESA, EPLC and their respective concert parties (as determined in accordance with the AMF General Regulations) are prohibited from dealing in the Units or in GET SA Ordinary Shares.

These trading restrictions also apply to the presenting banks of the Offer in France and any financial adviser to GET SA, ESA or EPLC or any other member of the Eurotunnel group, subject to an exception for dealings in the securities concerned as part of any such person's arbitrage, market-making or position-hedging activities carried out in the ordinary course of business and to the extent that the staff, resources, objectives and responsibilities involved or relating to such activities are separate from those involved in or relating to the Offer.

Under articles 231-38 to 231-40 of the AMF General Regulations:

- members of the boards of directors of GET SA, ESA and EPLC;
- the presenting banks of the Offer in France and any financial adviser of GET SA, ESA or EPLC;
- any person holding, directly or indirectly, 5 per cent. or more of the Units; or
- any person acquiring, since the date of this announcement, Units which take his holding to at least 0.5 per cent. of the total number of outstanding Units (for as long as such person continues to hold 0.5 per cent. or more of the Units),

is required to disclose to the AMF on a daily basis, following the close of trading on Euronext, any dealings in Units or GET SA Ordinary Shares carried out during that day, together with any other transactions entered into having the effect of transferring, immediately or in the future, title to any Units or GET SA Ordinary Shares held.

In addition, from the date of this announcement until the Settlement Date, any person who increases his holding of Units by more than 2 per cent. and/or acquires Units which take his holding through a threshold of 5 per cent., 10 per cent., 15 per cent., 20 per cent., 25 per cent. or 30 per cent. of the total number of outstanding Units is required to disclose his intentions regarding the Offer.

8.2 Takeover Code

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Eurotunnel, all "dealings" in any "relevant securities" of Eurotunnel (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer is declared successful, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Eurotunnel, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Eurotunnel, by GET SA, ESA, EPLC, or any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

9. Other Information

Unitholders should also refer to the Registration Document and, when published, the Securities Note.

9.1 Analysis of dilution — Increase in shareholders' proportionate share of the equity of GET SA

The Safeguard Plan provides for the creation of certain financial instruments and mechanisms which will have either a dilutive or anti-dilutive impact on GET SA shareholders. Unitholders are referred to the Registration Document for further details. In particular, the increase in the shareholders' proportionate share of the equity of GET SA resulting from the redemption of one class of the NRS (the "**NRS II**") in cash depends on the method used to finance the redemption.

As set out in paragraph 22.1.2(a) of the Registration Document, the increase in the shareholders' proportionate share of the equity of GET SA would, without taking into consideration the exercise of the Warrants and any share capital increase, be very limited if the redemption of the NRS II in cash were to be financed by available cash flow at the levels forecast in Chapter 14 of the Registration Document. This increase in the shareholders' proportionate share of the equity of GET SA would remain limited (approximately 2% at the lowest), without taking into consideration the exercise of the Warrants and any share capital increase, if the redemption of the NRS II in cash were to be financed by the additional authorised indebtedness up to 330 million euros available to GET SA and would only become significant if the redemption of the NRS II in cash were to be financed by the net proceeds of a share capital increase (see in this respect paragraphs 22.1.2(b) and (d) of the Registration Document).

9.2 Selected financial information

The tables below contain extracts of Eurotunnel's combined balance sheets, income statements and cash flow statements for the financial periods ended 31 December 2004, 31 December 2005 and 31 December 2006. The combined accounts for 2005 and 2006 were prepared in accordance with international accounting standards. The data relating to the 2004 combined accounts, which were originally prepared in accordance with French accounting standards, has been restated on the same basis for comparative purposes.

The purpose of the Pro Forma income statements is to show the impact, over a whole year, of the new financing on the cost of the financial debt. The other line items of the income statements have not been adjusted.

Summary of combined income statement 2004 - 2006

(in millions of euros)	2006	2005	2004	2006
	Year ending 31 December			Pro Forma
Exchange rate €/£	*1.462*	*1.465*	*1.466*	*1.462*
Revenue	830	793	789	830[(2)]
Trading profit	326	230	193	326
Operating profit (loss)	333	(2,301)[(1)]	(350)[(1)]	333
Net cost of financing and debt service	487	490	493	280
Loss for the year	(204)	(2,808)	(836)	3

(1)Including impairment of property, plant and equipment (2005: 2,490,250 €; 2004: 474,730 €)

(2)The revenue including the impact of the guaranteed Minimum Usage Charge of 95 million euros has not been restated.

Summary of combined balance sheet 2004 - 2006

(in millions of euros)	2006	2005	2004	2006 At 31 December
	At 31 December			Pro Forma
Exchange rate €/£	*1.489*	*1.459*	*1.418*	*1.489*[(1)]
Total non-current assets	7,147	7,455	10,188	7,147
Total current assets	404	285	380	224
TOTAL ASSETS	7,551	7,740	10,568	7,371
Total equity	(2,225)	(2,032)	860	2,664
Total non-current liabilities	27	9,172[(3)]	9,150	4,324
Total current liabilities[(2)]	9,749	600	558	383
TOTAL EQUITY AND LIABILITIES	7,551	7,740	10,568	7,371

(1)In the Pro Forma accounts, debt is presented using the exchange rate of the Safeguard Plan (1.46635 euro: £1). The difference between this exchange rate and the exchange rate as at 31 December 2006 (1.489 euro: £1) is recorded on an exchange adjustment account.

(2)The implementation of the Safeguard Plan requires the restructuring of the current debt of Eurotunnel by way of a new loan agreement being entered into for an amount of 4,164 million euros and the issue of NRS of an amount of 1,870 million euros. Accordingly, medium to long term debt has been reclassified as short term debt (current liabilities).

(3)Eurotunnel's debt as restructured in 1997 is presented in its IFRS Financial Statements on the basis of historical cost. Therefore, the debt of Eurotunnel is recorded in the opening IFRS balance sheet at its historical value corresponding to the fair value as at the issue date. Subsequent movements were accounted for according to the amortised cost method. This value represents the fair value as set out in the IFRS. Eurotunnel did not have, at the date of the restructuring in 1997, the necessary information as set out in IAS 39 that could determine, if such was the case, a fair value different from the historical value. Eurotunnel's debt is presented in the Safeguard Plan at its contractual value.

Summary of consolidated cash flow 2004 - 2006

(in millions of euros)	2006	2005	2004	2006 2006 financial year
	Year ending 31 December			Pro Forma
Exchange rate €/£	*1.489*	*1.459*	*1.418*	*1,489*
Net cash inflow from operating activities	473	338	395	473
Net cash outflow from investing activities	(14)	(23)	(40)	(14)
Net cash outflow from financing activities	(353)	(403)	(400)	(305)
INCREASE / (DECREASE) IN CASH IN YEAR	106	(88)	(45)	159

10. Recommendations of the boards of GET SA, ESA and EPLC

10.1 Recommendation of the board of directors of GET SA

The board of directors GET SA met on 20 March 2007 under the chairmanship of M. Jacques Gounon, and unanimously approved the filing of the Offer with the AMF and the making of this announcement.

It also resolved to convene a general meeting of the shareholders of GET SA to approve, in particular, the issue of the GET SA Ordinary Shares and Warrants to Unitholders under the terms of the Offer as more particularly described above.

All of the board members were present or represented.

10.2 Recommendation of the joint board of ESA and EPLC

The joint board of ESA and EPLC, comprised of the directors of ESA and directors of EPLC (the "**Joint Board**"), met on 20 March 2007 under the chairmanship of M. Jacques Gounon to consider the terms of the Offer and its preliminary recommendation in relation to the Offer. All the board members were present or represented.

The Joint Board adopted the following resolution:

"*The Joint Board noted in particular the fact that the Offer is one of the elements of the Reorganisation, as provided for in the Safeguard Plan, the purpose of which is substantially to reduce the amount of Eurotunnel's current debt in order to enable Eurotunnel to continue its business, ensure the stability of the group and its future development and maintain the existing levels of employment within Eurotunnel.*

If the Reorganisation is not completed, it is not certain that Eurotunnel could continue as a going concern. In particular, Eurotunnel believes that it would not be able to meet its payment obligations with respect to its current debt. Eurotunnel has been subject to laws and regulations in France relating to the protection of businesses in financial difficulties, and accordingly failure of the Reorganisation would be very likely to result in the exercise of the right of substitution contained in the Concession Agreement (which is described in Chapter 23 of the Registration Document) or in the insolvent liquidation of the Eurotunnel companies.

The successful implementation of the Reorganisation depends on a number of factors, some of which are not under the control of Eurotunnel, one of which is the result of the Offer. The success of the Offer (as part of the successful implementation of the Safeguard Plan) is therefore in the interests of Eurotunnel and its various stakeholders, including Unitholders, employees, suppliers and customers."

The Joint Board agreed to hold a further meeting following receipt of the advice to be obtained by it from Lehman Brothers International (Europe), the adviser appointed pursuant to Rule 3 of the Takeover Code, and details of its recommendation in the light of that advice will be set out in the final offer document to be published in due course.

11. Applicable Regulations

As the shares of ESA and EPLC are stapled as Units and cannot be transferred independently, the Offer is being structured as a single offer for the Units, rather than two separate offers for the two respective parent companies of Eurotunnel.

Since the Units comprise shares of both ESA and EPLC and are admitted to trading on Eurolist by Euronext™ Paris and the London Stock Exchange, the Offer, insofar as it relates to the shares of ESA, falls under the jurisdiction of the AMF and, insofar as it relates to the shares of EPLC, falls under the jurisdiction of the Takeover Code. Because of this dual jurisdiction in respect of the Offer and in order to reconcile the differing requirements of the AMF and the Takeover Code, and recognising that the Offer is part of a wider financial restructuring of Eurotunnel carried out within the confines of the Safeguard Plan and under the control of the Commercial Court of Paris, it has been necessary for GET SA and ESA/EPLC to request a number of dispensations from the AMF and the Takeover Panel in respect of the application of the AMF General Regulations and of the Takeover Code to the Offer.

Accordingly, Unitholders should note that, due to the dispensations granted by each regulator and although the Takeover Code and the AMF General Regulations apply generally in respect of the Offer, a number of the provisions of the Takeover Code and the AMF General Regulations either will not apply in this case or will apply in a manner different to their usual application in a typical French or UK takeover offer. Therefore,

Unitholders should read carefully the documentation published by GET SA and EGP in connection with the Offer and the Reorganisation in deciding what action they should take. **If you are in any doubt about the Offer or the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.**

The Units are also admitted to trading on Eurolist by Euronext™ Brussels. As a result, a request will be filed with the *Commission Bancaire, Financière et des Assurances*, the Belgian market regulator authority, for recognition of the offer document and the Registration Document pursuant to article 6 of Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 relating to public offers and article 18, §1, c) of the Belgian law of 16 June 2006 implementing Directive 2003/71/EC of 4 November 2003.

12. Contacts

Analysts and Investors

Contact: Mr Michael Schuller
Telephone: + 44 (0) 1303 28 87 19
Email: michael.schuller@eurotunnel.com

Individual Shareholders

Telephone: + 33 (0)3 21 00 65 43
Email: info.actionnaires@eurotunnel.com

General Questions

Email: CommunicationInternet@eurotunnel.com

13. Important Notice

This announcement is not a prospectus and does not amount to an offer of, or an invitation to subscribe for, any securities. Any decision to accept the Offer, or exercise the subscription right for NRS, should only be taken on the basis of the prospectus, comprising the Registration Document and the Securities Note, and the final offer document, when published. The offer document and the prospectus in relation to the GET SA Ordinary Shares, Warrants and NRS are expected to be published in final form on or around 5 April 2007 and will be available, free of charge, from GET SA's website (www.groupe-eurotunnel.com) or from the registered offices of GET SA - 19, Boulevard Malesherbes, 75008 Paris, of Eurotunnel SA, 19, Boulevard Malesherbes, 75008 Paris and of Eurotunnel P.L.C. - UK Terminal, Ashford Road, Folkestone, Kent, CT18 8XX, UK.

The making of the Offer in, or to persons resident in, or to nationals or citizens of, jurisdictions outside France, the United Kingdom or Belgium or to nominees of, or custodians or trustees for, citizens or nationals of other countries ("Overseas Unitholders") may be affected by the laws of the relevant jurisdictions. Overseas Unitholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any Overseas Unitholder wishing to accept the Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection with the Offer, including obtaining any governmental, exchange control or other consents which may be required, or compliance with other necessary formalities needing to be observed and payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any such Overseas Unitholder will be responsible for any such issue, transfer or other taxes or other payments by whomsoever payable and GET SA, ESA and EPLC (and any person acting on behalf of any of them) shall be fully indemnified and held harmless by such Unitholder for any such issue, transfer or other taxes or duties as GET SA, ESA or EPLC (or any person acting on behalf of any of them) may be required to pay.

The Offer is not being, and it is not currently intended that the Offer will be, made, directly or indirectly, in or into, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan, and it is not currently intended that the Offer will be capable of acceptance by any such use, means, instrumentality or facilities or from within the United States, Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from the United States, Canada, Australia or Japan and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it into or from the United States, Canada, Australia or Japan. Doing so may render invalid any purported

acceptance. However, GET SA reserves the right to extend the Offer into the United States, Canada, Australia and/or Japan, subject to compliance with relevant regulatory requirements.

The GET SA Ordinary Shares, Warrants and the CREST depositary interests representing GET SA Ordinary Shares or Warrants ("**CDIs**") to be issued pursuant to the Offer have not been and will not be registered under the US Securities Act of 1933, as amended (the "**US Securities Act**"), nor under any laws of any state of the United States, and may not be offered, sold, resold, or delivered, directly or indirectly, in or into the United States (or to, or for the account or benefit of, US Persons, within the meaning of Regulation S under the US Securities Act), except pursuant to an exemption from the registration requirements of the US Securities Act and the applicable state securities laws. In addition, no prospectus in relation to the GET SA Ordinary Shares, Warrants or CDIs has been, or will be, lodged with the Australian Securities and Investments Commission and no steps have been taken to enable GET SA Ordinary Shares, Warrants or CDIs to be offered in compliance with the applicable securities laws of Canada, Australia or Japan. Consequently, subject to certain limitations and exceptions, the GET SA Ordinary Shares, the Warrants and the CDIs are not being offered or sold, directly or indirectly, in or into Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction), if to do so would constitute a violation of the relevant laws in such jurisdiction. However, GET SA reserves the right to take relevant steps to enable such securities to be offered in compliance with the applicable securities laws of the United States, Canada, Australia and/or Japan. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States, Canada, Australia, Japan or in any other jurisdiction in which such an offer or solicitation would be unlawful.

NEWS

EURO TUNNEL

28 March 2007

Immediate release

Calling of Eurotunnel AGM postponed

By an order dated 27 March 2007, the Paris Commercial Court decided to postpone, until 15 June 2007, the deadline given to Eurotunnel for the calling of its general meetings to approve the 2005 and 2006 reports and accounts.

Eurotunnel stresses that the going concern of both Eurotunnel PLC and Eurotunnel SA depends directly on the implementation of the Safeguard Plan and in particular on the recapitalisation operations of these companies.

Such operations can only be implemented if the Exchange Tender Offer is successful, hence the postponement of the calling of the general meetings.

N° 013/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

Letter to shareholders



Dear shareholder,

Two important developments: *trading has been restored and we are about to launch an Exchange Tender Offer (the "Offer")*

Scarcely two months since the decision by the Paris Commercial Court approving the Safeguard Plan, the principal elements required to save the company are in place:

- The new credit agreements have been signed;
- The registration document which describes, in 334 pages, the details of the reorganisation, has been registered by the French market authority (Autorité des Marchés Financiers/AMF), with number i.07-021 (available on Eurotunnel websites and in French on the AMF website);
- The offer itself was filed on 23 March 2007 by our presenting banks: Lazard Frères, Natixis and Lehman Brothers[1];
- Although the chosen Registrar of GET SA is BNP Paribas Securities Services, we will offer a facility for UK shareholders to hold their GET SA shares in the form of Crest Depository Interests (CDI) through the existing Eurotunnel UK Registrar, Computershare Investor Services plc.

Following the lengthy suspension period, **trading resumed on 27 March 2007** the market having been informed of these developments.

After an 11-month suspension, it is possible that the share price will take some time to settle. Nevertheless my message to you is clear: as shareholders who have been associated with Eurotunnel for so long, and given the recovery in the operations seen over these past months (the results of which, presented overleaf, speak for themselves), **you must consider the future with confidence.**

The next and last step is the Offer for one Eurotunnel SA/PLC Unit of one share and one warrant to subscribe for a share in GET SA. The minimum acceptance level has been set at 60 %. Should the market authorities give their approval to the draft Offer document on 3 April 2007, as envisaged in the indicative timetable, the Offer will be launched the day after the Easter bank holiday, on 10 April 2007. You will then have just 5 weeks, until 15 May, to tender your Units[2]. I would like to draw your attention to this very short period. **As soon as the Offer is officially launched, I will send you all the practical information you may need.**

Some might say: there is plenty of time, we need to meet, we can still negotiate... None of this is true: if the Offer envisaged by the Paris Commercial Court fails, that is to say if you don't tender your Units, Eurotunnel will go into liquidation: with negative equity of £1.3 billion, what other option is left?

The Board has tackled this operation head-on. This has been all the more important as the old debt still weighs on our shoulders - each further month costs Eurotunnel and its shareholders almost £14 million in unnecessary financial charges (that is the difference between the old debt and the new).

Together, let's save Eurotunnel !

I remain yours sincerely,

Jacques Gounon
Chairman and Chief Executive

[1] Lazard Frères Banque and Ixis Corporate & Investment Bank are acting as Presenting Banks in France. Lazard & Co., Limited is acting as joint financial adviser to Eurotunnel for the purpose of the Offer in the UK with Lehman Brothers International (Europe) who are also acting as Rule 3 adviser.

[2] If the acceptance level is reached, and only on that condition, the Offer will be reopened for another 15 days.

Eurotunnel shareholders, who are you ?

NUMBER OF UNITS HELD	NUMBER OF SHAREHOLDERS*	PERCENTAGE OF EQUITY
Equal to or over 1 million	140	25 %
From 100 000 to 999 999	2 300	19 %
From 10 000 to 99 999	32 000	31 %
From 1000 à 9 999	195 000	20 %
Less than 1000	342 000	5 %

* *rounded figures - Eurotunnel, May 2006*

Focus on the 2005 and 2006 accounts

The Auditors and *commissaires aux comptes* certified* the 2005 and 2006 accounts and Eurotunnel published them at the beginning of the month. These accounts have been prepared according to IFRS accounting standards. An analysis of the key figures for 2005 and 2006 is set out below:

**certification with matters of emphasis in respect of the full implementation of the Safeguard Plan and, in particular, the success of the Offer and also, the drawdown of the long-term loan included in the Plan and the potential impact of on-going litigation.*



+5%
568
541
600
500
400
300
200
100
0
2005
2006

• REVENUE (in £ million)

For the second successive year Eurotunnel revenues have improved. In 2006, the operations have beaten all records with excellent results both for Passenger and Freight Shuttles, the core of Eurotunnel's business, with an increase of 7%. Revenues from railway operators included, until 1 December 2006, the payment of the Minimum Usage Charge (MUC), which ended on that date, as provided for in the Railway Usage Contract, this represents £65 million for 2006. These good results are the fruits of the operational reorganisation which started in 2005 with, in particular, an improved match between capacity and demand, a more dynamic pricing policy and the targeting of improved margins rather than the pursuit of volumes.

• TRADING PROFIT (in £ million)

The increase in revenues with, at the same time a reduction in operating costs - despite increases in the costs of energy, especially in the UK- and depreciation costs led to a significant improvement in operating margin and trading profit, which increased by 42% in 2006. The ratio (operating margin / revenues) increased again to 59%.



+42%
220
153
250
200
150
100
50
0
2005
2006



368
346
400
350
300
250
200
150
100
50
0
2005
2006

• NET FINANCIAL CHARGES

(in £ million)

The magnitude of the financial charges alone demonstrates the simple paradox of Eurotunnel's problems since the beginning of the Concession: an excessive debt which would lead the company to bankruptcy should the Safeguard Plan not resolve this issue in dividing the debt almost by two and setting financial charges at a level compatible with the capacity to reimburse.

> ***" These excellent results from operations show that only the new company, Groupe Eurotunnel SA, born out of Safeguard and the ETO will be able to put an end to the threat of bankruptcy which hung over Eurotunnel in 2005 "***



-1 971
-143
0
-500
-1000
-1500
-2000
2005
2006

• NET RESULT (in £ million)

In 2006, Eurotunnel recorded a net loss of £143 million for the year, compared to the loss of £1,971 million in 2005. This loss can be explained by the substantial financial charges borne by the company. The 2005 results include an impairment charge of £1750 million. **After restructuring, and assuming that this had taken place on 1 January 2006, the proforma net results (i.e. with interests calculated on the basis of the new debt) would have been at break even in 2006, last year of the MUC (which represents £65 million in 2006).**

Travel privileges for loyal shareholders

Within the scope of the Offer, Groupe Eurotunnel SA (GET SA) can only propose a single travel privilege scheme, as **it must not differentiate between those who will become its shareholders.**

The single scheme to be introduced by GET SA is similar to the one which embraced the largest number of current shareholders, that of 1996: shareholders who tender their Units to the Offer whose name appeared on the Register as at 15 May 2006 and who had held a minimum of **1,000 Units** continuously for 3 months, will benefit from **a reduction of 30% on the price of six one-way journeys per year** (3 returns).

New shareholders will be required to hold for at least three months continuously a minimum of 30,000 GET SA shares to qualify for these privileges.

This programme will run until 31 December 2010 and may then be renewed annually. The 1996 scheme will be terminated in accordance with its terms.

To contact Shareholder Information Centre

Shareholder Information Centre
Terminal UK - Ashford Road - Folkestone - Kent CT18 8XX

@ shareholder.info@eurotunnel.com

www.eurotunnel.com

Tel: 08457 697 397
local rate number

END